Execution Copy
THE WESTAIM CORPORATION
and
ARCTICOR STRUCTURES LIMITED PARTNERSHIP
and
PLUMB-LINE INCOME TRUST
and
PLUMB-LINE MASONRY GROUP INC.

REORGANIZATION AGREEMENT
Dated October 3, 2008

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SCHEDULE “A” — Conditions of the Plumb-Line Offer
SCHEDULE “B” — Form of Lock-Up Agreement
SCHEDULE “C” — Form of Four Star Lock-Up Agreement
SCHEDULE “D” — Form of PLMG Lock-Up Agreement
SCHEDULE “E” — Form of Support Agreement

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SCHEDULE “F” — Form of Nascor Share Purchase Agreement
SCHEDULE “G” — Form of Four Star Security Purchase Agreement
SCHEDULE “H” — Form of PLMG Share Purchase Agreement

REORGANIZATION AGREEMENT
THIS REORGANIZATION AGREEMENT dated the 3rd day of October, 2008,
AMONG:
THE WESTAIM CORPORATION, a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta)
(hereinafter referred to as “Westaim”)
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ARCTICOR STRUCTURES LIMITED PARTNERSHIP, a limited partnership existing pursuant to the laws of the Province of Alberta
(hereinafter referred to as “Arcticor”)
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PLUMB-LINE INCOME TRUST, a trust existing pursuant to the laws of the Province of Alberta
(hereinafter referred to as “Plumb-Line”)
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PLUMB-LINE MASONRY GROUP INC., a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta)
(hereinafter referred to as “PLMG” and, together with Arcticor and Plumb-Line, the “Companies”)
WITNESSES THAT:
     WHEREAS Westaim, Plumb-Line, PLMG and Nascor Ltd., a wholly owned subsidiary of Arcticor, wish to combine their businesses;
     AND WHEREAS Westaim is prepared to enter into the Nascor Share Purchase Agreement to acquire all of the Nascor Securities and the Arcticor Warrant from Arcticor at the Nascor Purchase Price;
     AND WHEREAS Arcticor is the owner of all of the issued and outstanding Nascor Securities and the Arcticor GP Board has determined that it is in the best interests of Arcticor to enter into this Agreement and the Nascor Share Purchase Agreement for the purchase and sale of all of the Nascor Securities and the Arcticor Warrant, all on the terms and subject to the conditions set forth in this Agreement;
     AND WHEREAS Westaim is prepared to make the Plumb-Line Offer by way of take-over bid to acquire all of the Plumb-Line Securities at the Plumb-Line Offer Price;
     AND WHEREAS the Plumb-Line Board has determined to take all reasonable action to support the Plumb-Line Offer and to unanimously recommend acceptance of the Plumb-Line Offer to the Plumb-Line Securityholders, all on the terms and subject to the conditions of this Agreement;
     AND WHEREAS Westaim has entered into the Lock-Up Agreements pursuant to which the Supporting Securityholders have agreed to tender to the Plumb-Line Offer all Plumb-Line Securities owned or controlled by them, subject to the terms and conditions of the Lock-up Agreements;

     AND WHEREAS Westaim is prepared to enter into the Four Star Security Purchase Agreement to acquire all of the Plumb-Line Holdings LP Securities held by the Four Star Securityholders at the Four Star Purchase Price;
     AND WHEREAS the Plumb-Line Board has determined to take all reasonable action to support the Four Star Security Purchase, all on the terms and subject to the conditions of this Agreement;
     AND WHEREAS Westaim intends to enter into the Four Star Lock-Up Agreements pursuant to which the Four Star Securityholders will agree to enter into the Four Star Security Purchase Agreement in respect of all Plumb-Line Holdings LP Securities owned or controlled by them, subject to the terms and conditions of the Four Star Lock-up Agreements;
     AND WHEREAS Westaim is prepared to enter into the PLMG Share Purchase Agreement to acquire all of the PLMG Securities from the PLMG Shareholders at the PLMG Purchase Price;
     AND WHEREAS the PLMG Board has determined to take all reasonable action to support the PLMG Share Purchase, all on the terms and subject to the conditions of this Agreement;
     AND WHEREAS Westaim intends to enter into the PLMG Lock-Up Agreements pursuant to which the PLMG Shareholders will agree to enter into the PLMG Share Purchase Agreement in respect of all PLMG Securities owned or controlled by them, subject to the terms and conditions of the PLMG Lock-Up Agreements;
     AND WHEREAS Westaim has agreed, with assistance from the Companies, to carry out the Equity Financing;
     AND WHEREAS the Westaim Board has determined that the Reorganization to be effected pursuant to this Agreement is advisable and in the best interests of Westaim and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Reorganization and the other transactions contemplated hereby to the Westaim Shareholders;
     AND WHEREAS in furtherance of the Reorganization, Westaim has agreed to submit the Reorganization to the Westaim Shareholders for approval;
     AND WHEREAS the Companies have entered into the Support Agreements pursuant to which the Westaim Supporting Shareholders have agreed to vote the Westaim Shares owned or controlled by them in favour of the Westaim Reorganization Resolutions, subject to the terms and conditions of the Support Agreements;
     NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.1 Definitions.
     In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:
“ABCA” means the Business Corporations Act (Alberta), as amended;

“Acquisition Proposal” means any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination including a transaction similar to the Reorganization involving Westaim or any Westaim Subsidiary; (ii) any acquisition by any Person of Westaim or any of the Westaim Subsidiaries or any assets, where such Westaim Subsidiaries or such assets, as applicable, represent more than 20% of the fair market value (on a consolidated basis) ascribed to Westaim or contribute more than 20% of the revenues (on a consolidated basis) of Westaim (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of 20% or more of the Westaim Shares or other securities of Westaim then outstanding; or (iv) any similar business combination of or involving Westaim and/or any of the Westaim Subsidiaries;
“Adjusted Westaim Shares” means the number of Fully-diluted Westaim Shares following the Westaim Shares Split or the Westaim Shares Combination, but prior to the Consolidation; provided that, for greater certainty, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, there will be neither a Westaim Shares Split nor a Westaim Shares Combination and the number of Adjusted Westaim Shares shall be equal to the number of Fully-diluted Westaim Shares;
“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;
“Agency Agreement” shall have the meaning set forth in Section 2.1 of this Agreement;
“Agent” shall have the meaning set forth in Section 2.1 of this Agreement;
“Agreement” means this reorganization agreement, including the schedules hereto;
“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities and the TSX required or necessary for the completion of the transactions provided for in this Agreement;
“A&K Spinout” means the transaction or transactions by which Plumb-Line will cause the disposition of: (i) all of the assets of A&K Millwork Limited Partnership; and (ii) all of the securities of Plumb-Line Investment Corporation and Plumb-Line Investment Limited Partnership;
“Arcticor GP” means Arcticor Structures Inc., a corporation existing under the laws of Alberta;
“Arcticor GP Board” means the board of directors of Arcticor GP;
“Arcticor Warrant” means a non-transferable security purchase warrant to be issued by Arcticor to Westaim pursuant to the Nascor Share Purchase Agreement and in the form attached as Schedule “A” to the Nascor Share Purchase Agreement entitling Westaim to acquire, for nominal consideration and for a period of three years after issue (subject to earlier termination in certain circumstances), 5% of the issued and outstanding limited partnership units of Arcticor, on a fully-diluted basis;
“Arms-Length Purchaser” means a Person that has no direct or indirect material relationship with any of Plumb-Line, Arcticor, PLMG, Asty, F&D or Four Star or any of their respective Subsidiaries or affiliates which could reasonably be expected to interfere with the exercise of such Person’s independent judgment with respect to an investment decision regarding the Equity Financing Shares;
“Articles of Amendment” means the articles of amendment in respect of the Consolidation and the Name Change, in the form required by the ABCA, to be sent to the Registrar, subject to the conditions of this Agreement, following the approval of the Westaim Reorganization Resolutions by the Westaim Shareholders;

“Asty” means Asty Concrete & Construction Ltd., a corporation existing under the laws of the Province of Alberta;
“Asty Acquisition” means the acquisition of the assets of Asty, directly or indirectly, by Plumb-Line pursuant to the asset purchase agreement among the principals of Asty, Asty, as vendor, and 1317991 Alberta Ltd., as purchaser dated July 30, 2008;
“Asty Assets means the assets of Asty to be indirectly acquired by Plumb-Line pursuant to the Asty Acquisition;
“Asty Financial Statements” means the audited financial statements of Asty as at and for the years ended April 30, 2008 and 2007, together with the notes thereto and the report of the auditors thereon, and the unaudited financial statements of Asty as at July 31, 2008 and for the three month periods ended July 31, 2008 and 2007, together with the notes thereto;
“Business Day” means a day on which commercial banks are generally open for business in Calgary, Alberta other than a Saturday, Sunday or a day observed as a holiday in Calgary, Alberta under the Laws of the Province of Alberta or the federal Laws of Canada;
“Canadian GAAP” means Canadian generally accepted accounting principles, consistently applied;
“Charter Documents” means, as applicable, the articles and by-laws, memorandum and articles of association, partnership agreement, deed of trust, amendments, and re-statements, or other similar constating documents of any entity;
“Circular” means the notice of the Westaim Meeting and accompanying management proxy and information circular, including all schedules and exhibits thereto, to be sent to the Westaim Shareholders in connection with the Westaim Meeting;
“Company Disclosure Letter” means the letter of even date herewith from Arcticor, Plumb-Line and PLMG to Westaim delivered concurrently with this Agreement;
“Company Nominees” means Marco DeDominicis, David Hall, Gerald Berkhold, Jack Lee and Gerald Romanzin;
“Con-Forte EPSP” means the employee profit sharing plan of Con-Forte Contracting Co. Ltd., TVA Services Ltd., 1045729 Alberta Ltd., 1094720 Alberta Ltd. and Firmum Consulting Inc., which has been established for the benefit of employees and certain service providers of such companies;
“Confidentiality Agreement” means the confidentiality agreement among Westaim, Arcticor and Plumb-Line dated June 19, 2008;
“Consolidation” means the consolidation of the Westaim Shares on a 20 to one basis;
“Corporate Laws” means all applicable corporate laws, including those set forth in the ABCA;
“Disclosed Information” means all written information disclosed to Westaim (or its agents or representatives) in respect of the business, operations and affairs of Plumb-Line, the Plumb-Line Subsidiaries, PLMG, Nascor, Asty, F&D and Four Star or disclosed to any of the Companies (or the agents or representatives of any of the Companies) in respect of the business, operations and affairs of Westaim and the Westaim Subsidiaries at or prior to the date of this Agreement;
“Effective Date” means the date shown on the certificate of amendment issued by the Registrar pursuant to the ABCA giving effect to the Consolidation and Name Change;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;
“Encumbrance” includes whether or not registered or recorded, any and all mortgages, liens, licenses, charges, security interests, pledges, conditional sales contracts, options or other rights to acquire any interest in any property, and any adverse claims or rights in any property;
“Environmental Laws” shall have the meaning set forth in Section 6.11 of this Agreement;
“Equity Financing” means an offering of Equity Financing Shares by way of private placement (which, in the Companies sole discretion, may be brokered) to Arms-Length Purchasers for gross proceeds to Westaim of $15,000,000;
“Equity Financing Expenses” shall have the meaning set forth in Section 13.8 of this Agreement;
“Equity Financing Gross Proceeds” means the aggregate funds received by Westaim from purchasers of Equity Financing Shares pursuant to the Equity Financing;
“Equity Financing Offering Price” means the price per New Westaim Share paid by subscribers under the Equity Financing;
“Equity Financing Shares” means the number of New Westaim Shares to be purchased by subscribers under the Equity Financing which, for illustrative purposes, will be 1,250,000 New Westaim Shares if the Equity Financing Offering Price is $12.00 per Equity Financing Share;
“Equity Financing Subscription Agreements” means the subscription agreements between subscribers under the Equity Financing and Westaim whereby such subscribers agree to purchase the Equity Financing Shares;
“Expiry Time” shall have the meaning ascribed to such term in Section 3.1(f) of this Agreement;
“F&D” means F&D Management Services Ltd., a corporation existing under the laws of Alberta;
“F&D Acquisition” means the acquisition of all of the outstanding shares of F&D, directly or indirectly, by PLMG pursuant to the share purchase agreement among the shareholders of F&D and PLMG dated October 1, 2008;
“F&D Financial Statements” means the consolidated financial statements of F&D as at and for the years ended February 29, 2008 (audited) and February 28, 2007 (unaudited), together with the notes thereto and the report of the auditors thereon (where applicable), and the unaudited consolidated financial statements of F&D as at May 31, 2008 and for the three month periods ended May 31, 2008 and 2007, together with the notes thereto;
“Four Star” means Four Star Gravel Contractors Ltd., a corporation existing under the laws of the Province of Alberta;
“Four Star Acquisition” means the acquisition of all of the outstanding shares of Four Star, directly or indirectly, by Plumb-Line pursuant to the share purchase agreement among the shareholders of Four Star and Plumb-Line dated July 21, 2008;
“Four Star Financial Statements” means the audited financial statements of Four Star as at and for the years ended December 28, 2007 and 2006, together with the notes thereto and the report of the auditors thereon, and the unaudited financial statements of Four Star as at June 28, 2008 and for the six month periods ended June 28, 2008 and 2007, together with the notes thereto;

“Four Star Lock-Up Agreements” means the lock-up agreements in substantially the form attached as Schedule “C” to be entered into between Westaim and each of the Four Star Securityholders prior to the date that the Circular is mailed to Westaim Shareholders and pursuant to which the Four Star Securityholders will agree to execute the Four Star Security Purchase Agreement with respect to all Plumb-Line Holdings LP Securities owned or controlled by them and to sell all such Plumb-Line Holdings LP Securities to Westaim for the Four Star Purchase Price, subject to the terms and conditions of the Four Star Lock-up Agreements;
“Four Star Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to the Four Star Securityholders pursuant to the Four Star Security Purchase Agreement in consideration for all of the Plumb-Line Holdings LP Securities owned or controlled by the Four Star Securityholders, calculated as $4,200,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Four Star Purchase Price shall consist of 350,000 New Westaim Shares;
“Four Star Securityholders” means, prior to completion of the Four Acquisition, the Holders of the shares of Four Star and, after completion of the Four Star Acquisition, means the Holders of Plumb-Line Holdings LP Securities (other than Plumb-Line Holdings and Plumb-Line Commercial Trust);
“Four Star Security Purchase” means the purchase of 100% of the issued and outstanding Plumb-Line Holdings LP Securities owned or controlled by the Four Star Securityholders by Westaim pursuant to the Four Star Security Purchase Agreement;
“Four Star Security Purchase Agreement” means the partnership interest purchase agreement to be entered into between Westaim and the Four Star Securityholders substantially in the form set forth in Schedule “G” hereto;
“Fully-diluted Westaim Shares” means 94,572,770 Westaim Shares;
“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;
“Holders” means, when used with reference to a particular security, the holders of such security shown from time to time in the registers maintained by or on behalf of the issuer of such security;
“iFire” means iFire Technology Ltd., a corporation existing under the laws of Alberta;
“iFire Disposition” means a sale by iFire to a third party of certain of its assets, which are comprised of the shares of iFire IP Corporation, equipment, patents and other unregistered intellectual property;
“Initial Expiry Time” shall have the meaning ascribed to such term in Section 3.1(f) of this Agreement;
“Latest Mailing Date” shall have the meaning ascribed to such term in Section 3.1(c) of this Agreement;
“Laws” means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX);
“Lock-up Agreements” means the lock-up agreements in the form attached as Schedule B hereto between Westaim and each of the Supporting Securityholders pursuant to which the Supporting

Securityholders have agreed to (i) tender to the Plumb-Line Offer all Plumb-Line Securities owned or controlled by them, and (ii) vote (or execute a written consent in respect of) all limited partnership units of Arcticor owned or controlled by them in favour of any resolution (written or otherwise) of the partners of Arcticor in respect of the Nascor Share Purchase, subject to the terms and conditions of the Lock-up Agreements;
“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Westaim, Nascor, Plumb-Line, PLMG or any other specified Person, as the case may be, that is, or could reasonably be expected to be, materially adverse to the business of Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, and their subsidiaries considered as a whole, other than a change: (a) that relates to or arises out of a matter that has, prior to the date hereof, been publicly disclosed or otherwise disclosed in writing to the other Party hereto; (b) that relates to or arises out of conditions affecting the industry in which Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, operate as a whole; or (c) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada;
“Material Adverse Effect”, when used in connection with Westaim, Nascor, Plumb-Line, PLMG or any other specified Person, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Westaim, Nascor, Plumb-Line, PLMG or such other specified Person, as the case may be, and their respective subsidiaries taken as a whole, but shall, for greater certainty, exclude (a) any decrease in the trading price or value of the Westaim Shares immediately following and reasonably attributable to the announcement of the Transactions or (b) any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;
“Material Fact” has the meaning ascribed thereto in the Securities Act;
“misrepresentation” has the meaning ascribed thereto in the Securities Act;
“Name Change” means the name change of Westaim from the “The Westaim Corporation” to such name as Plumb-Line shall determine, in its sole discretion, prior to the mailing of the Circular;
“Nascor” means Nascor Ltd., a corporation existing under the laws of the Province of Alberta;
“Nascor Debt” shall have the meaning set forth in Section 6.13 of this Agreement;
“Nascor Financial Statements” means the financial statements of Nascor as at and for the years ended July 28, 2007 (audited) and July 28, 2006 (unaudited), together with the notes thereto and the report of the auditors thereon (where applicable), the audited financial statements of Nascor as at and for the eight month period ended March 31, 2008, together with the notes thereto and the report of the auditors thereon, the audited balance sheet of 1369774 Alberta Ltd. as at February 29, 2008, together with the notes thereto and the report of the auditors thereon, and the unaudited financial statements of Nascor as at and for the three month period ended June 30, 2008, together with the notes thereto;
“Nascor Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to Arcticor pursuant to the Nascor Share Purchase Agreement, calculated as $32,287,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is

$12.00 per Equity Financing Share, the Nascor Purchase Price shall consist of 2,690,583 New Westaim Shares;
“Nascor Securities” means shares in the capital of Nascor;
“Nascor Share Purchase” means the purchase of 100% of the issued and outstanding Nascor Securities and the Arcticor Warrant by Westaim from Arcticor pursuant to the Nascor Share Purchase Agreement;
“Nascor Share Purchase Agreement” means the share purchase agreement between Westaim and Arcticor substantially in the form set forth in Schedule “F” hereto;
“New Westaim Restricted Share Unit Plan” means the restricted share unit plan under which restricted share units entitling the holders thereof to acquire New Westaim Shares under certain circumstances may be issued;
“New Westaim Shares” means the common shares of Westaim after giving effect to the Consolidation;
“New Westaim Stock Option Plan” means the stock option plan under which options to purchase New Westaim Shares may be issued in accordance with the policies of the TSX;
“Nucryst” means NUCRYST Pharmaceuticals Corp., a corporation existing pursuant to the laws of the Province of Alberta;
“Outside Date” means December 31, 2008;
“Party” means a party to this Agreement;
“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;
“Plumb-Line Bid Circular” shall have the meaning ascribed to such term in Section 3.1(c) of this Agreement;
“Plumb-Line Board” means the board of directors of Plumb-Line Holdings, the administrator of Plumb-Line;
“Plumb-Line Commercial Trust” means Plumb-Line Commercial Trust, a trust existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Debt” shall have the meaning set forth in Section 7.13 of this Agreement;
“Plumb-Line Directors’ Circular” shall have the meaning ascribed to such term in Section 3.1(g) of this Agreement;
“Plumb-Line DRIP” means the distribution re-investment plan established by Plumb-Line which allows Plumb-Line Securityholders to re-invest distributions made on Plumb-Line Securities in additional Plumb-Line Securities;
“Plumb-Line Financial Statements” means the consolidated financial statements of Plumb-Line as at and for the six month periods ended June 30, 2008 (audited) and 2007 (unaudited), together with the notes thereto and the report of the auditors thereon (as applicable), the audited consolidated financial statements of Plumb-Line as at and for the initial 15 month year ended December 31, 2007, together with the notes thereto and the qualified report of the auditors thereon, the audited consolidated financial statements of Con-Forte Contracting Co. Ltd. (as the predecessor to the business of Plumb-Line) as at and for the four month period ended September 30, 2006, together with the notes thereto and the qualified report of the auditors thereon, the consolidated audited financial statements of Con-Forte Contracting Co. Ltd. (as the predecessor to the business of Plumb-Line) as at and for the year ended May 31, 2006, together with the notes thereto and the qualified report of the auditors thereon, and the unaudited consolidated financial statements of Plumb-Line for the three month periods ended June 30, 2008 and 2007, together with the notes thereto;
“Plumb-Line Holdings” means Plumb-Line Holdings Inc., a corporation existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Holdings LP” means Plumb-Line Holdings Limited Partnership, a limited partnership existing pursuant to the laws of the Province of Alberta;
“Plumb-Line Holdings LP Securities” means partnership interests in Plumb-Line Holdings LP;
“Plumb-Line Offer” means the offer by Westaim by way of take-over bid to acquire all of the Plumb-Line Securities at the Plumb-Line Offer Price;
“Plumb-Line Offer Price” means the number of New Westaim Shares to be issued to Plumb-Line Securityholders pursuant to the Plumb-Line Offer in consideration for each Plumb-Line Security, calculated as the Plumb-Line Purchase Price divided by 3,911,070, provided that no fractional New Westaim Shares shall be issued; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Plumb-Line Purchase Price will consist of 8,347,612 New Westaim Shares and the Plumb-Line Offer Price shall consist of 2.134355 New Westaim Shares for each one (1) Plumb-Line Security;
“Plumb-Line Purchase Price” means the aggregate number of New Westaim Shares to be issued to the Plumb-Line Securityholders pursuant to the Plumb-Line Offer, calculated as the Total New Westaim Shares less the Adjusted Westaim Shares (post-Consolidation) less the Equity Financing Shares less the Four Star Purchase Price less the PLMG Purchase Price less the Nascor Purchase Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Plumb-Line Purchase Price will consist of 8,347,612 New Westaim Shares;
“Plumb-Line Securities” means the trust units of Plumb-Line;
“Plumb-Line Securityholders” means Holders of Plumb-Line Securities;
“Plumb-Line Subsidiaries” means Plumb-Line Commercial Trust, Plumb-Line Holdings Inc., Plumb-Line Holdings Limited Partnership, Con-Forte Contracting Group Inc., Con-Forte Contracting Limited Partnership, 1317991 Alberta Ltd., Alliance Daylighters Limited Partnership, Plumb-Line Investment Corporation, Plumb-Line Investment Limited Partnership, 1260450 Alberta Ltd., A&K Millwork Limited Partnership;
“Plumb-Line Trustees” means the trustees of Plumb-Line;
“PLMG Board” means the board of directors of PLMG;
“PLMG Financial Statements” means the audited balance sheet of PLMG as at September 5, 2008, together with the notes thereto and the report of the auditors thereon;
“PLMG Lock-Up Agreements” means the lock-up agreements in substantially the form attached as Schedule D hereto to be entered into between Westaim and each of the PLMG Shareholders prior to the date that the Circular is mailed to Westaim Shareholders and pursuant to which the PLMG Shareholders will agree to execute the PLMG Share Purchase Agreement with respect to all PLMG Securities owned or controlled by them and to sell all such PLMG Securities to Westaim for the PLMG Purchase Price, subject to the terms and conditions of the PLMG Lock-Up Agreements;
“PLMG Purchase Price” means the number of New Westaim Shares, in aggregate, to be issued to the PLMG Shareholders pursuant to the PLMG Share Purchase Agreement in consideration for the PLMG Securities, calculated as $17,798,000 divided by the Equity Financing Offering Price; for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the PLMG Purchase Price shall consist of 1,483,167 New Westaim Shares;
“PLMG Securities” means shares in the capital of PLMG;
“PLMG Shareholders” means Holders of PLMG Securities after giving effect to the F&D Acquisition;
“PLMG Share Purchase” means the purchase of 100% of the issued and outstanding PLMG Securities by Westaim from the PLMG Shareholders pursuant to the PLMG Share Purchase Agreement;
“PLMG Share Purchase Agreement” means the share purchase agreement to be entered into between Westaim and the PLMG Shareholders substantially in the form set forth in Schedule “H” hereto;
“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA;
“Reorganization” means the series of transactions to be considered by Westaim Shareholders at the Westaim Meeting as provided for in this Agreement including the: (i) Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase; (ii) Consolidation; (iii) approval of the New Westaim Stock Option Plan; (iv) approval of the New Westaim Restricted Share Unit Plan; (v) the Name Change; and (vi) if required, the Westaim Shares Combination or Westaim Shares Split, as applicable;
“Representatives” shall have the meaning set forth in Section 10.6 of this Agreement;
“Sas-Can” means Sas-Can Masonry Ltd., a corporation existing pursuant to the laws of the Province of Alberta;
“Securities Act” means the Securities Act (Alberta), as amended;
“Securities Authorities” means the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada;
“Securities Laws” means all securities laws, statutes, rules and regulations and all notices, blanket orders, blanket rulings, rules and policies of the TSX and the Securities Authorities and all securities laws, statutes, rules and regulations applicable in the United States;
“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;
“Superior Proposal” means an unsolicited, bona fide Acquisition Proposal made after the date hereof which, in the opinion of the Westaim Board, acting reasonably and in good faith and after consultation with its legal and financial advisors, is likely to be completed on its terms taking into account all financial, regulatory and other aspects of such proposal, including the ability of the proposing party to consummate the transactions contemplated by such Acquisition Proposal and, if consummated, would be superior to the Reorganization, from a financial point of view, to Westaim Shareholders;

“Support Agreements” means the support agreements in the form attached as Schedule E hereto between the Companies and each of the Westaim Supporting Shareholders pursuant to which the Westaim Supporting Shareholders have agreed to vote Westaim Shares owned or controlled by them in favour of the Westaim Reorganization Resolutions, subject to the terms and conditions of the Support Agreements;
“Supporting Securityholders” means Marco DeDominicis and certain other Persons holding, in aggregate, at least 66 2/3% of the issued and outstanding Plumb-Line Securities and at least 66 2/3% of the issued and outstanding securities of Arcticor;
“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any Governmental Entity relating to Taxes;
“Time of Closing” shall have the meaning ascribed to such term in Section 10.8 of this Agreement;
“Total New Westaim Shares” means 18,850,000 New Westaim Shares, being the total number of New Westaim Shares that will be issued and outstanding immediately following the completion of the Transactions (regardless of the ultimate Equity Financing Offering Price);
“Transactions” means, collectively, the Equity Financing and the Reorganization;
“TSX” means the Toronto Stock Exchange;
“Westaim Board” means the board of directors of Westaim;
“Westaim Disclosure Letter” means the letter of even date herewith from Westaim to the Companies delivered concurrently with this Agreement;
“Westaim Financial Statements” means the audited consolidated financial statements of Westaim as at and for the years ended December 31, 2007 and 2006, together with the notes thereto and the report of the auditors thereon, and the unaudited consolidated financial statements of Westaim as at June 30, 2008 and for the three and six month periods ended June 30, 2008 and 2007, together with the notes thereto;
“Westaim Letter of Transmittal” means the letter of transmittal to be provided by Westaim to Westaim Shareholders together with the Circular;
“Westaim Meeting” means the special meeting of the Westaim Shareholders (including any adjournment(s) or postponements thereof) to be called and held for, among other purposes, considering and, if deemed advisable, approving the Westaim Reorganization Resolutions;

“Westaim Options” means the stock options of Westaim currently issued and outstanding pursuant to the Westaim Stock Option Plan, each of which entitles the holder thereof to purchase one Westaim Share;
“Westaim Payment Event” has the meaning ascribed to such term in Section 10.4;
“Westaim Reorganization Resolutions” means the resolutions of the Westaim Shareholders approving the Reorganization in the form agreed to by the Parties, acting reasonably, and contained in the Circular;
“Westaim Shareholders” means Holders of Westaim Shares;
“Westaim Shares” means the common shares in the capital of Westaim as constituted on the date hereof;
“Westaim Shares Adjustment” means an adjustment to the number of Fully-diluted Westaim Shares, calculated as (A/B) – C where:
A is $56,743,662,
B is the Equity Financing Offering Price divided by 20, and
C is Fully-diluted Westaim Shares,
and for illustrative purposes, if the Equity Financing Offering Price is $12.00 per Equity Financing Share, the Westaim Shares Adjustment shall be zero;
“Westaim Shares Combination” means, where the Westaim Shares Adjustment is a negative number, a share consolidation of the Fully-diluted Westaim Shares such that the number of Adjusted Westaim Shares is equal to the sum of the Fully-diluted Westaim Shares and the Westaim Shares Adjustment;
“Westaim Shares Split” means, where the Westaim Shares Adjustment is a positive number, a share split of the Fully-diluted Westaim Shares such that the number of Adjusted Westaim Shares is equal to the sum of the Fully-diluted Westaim Shares and the Westaim Shares Adjustment;
“Westaim Stock Option Plan” means the stock option plan of Westaim as constituted on the date hereof under which Westaim Options may be issued in accordance with the policies of the TSX;
“Westaim Subsidiaries” means iFire, iFire IP Corporation, iFire Technology Corp. (incorporated under the laws of Delaware), 1294339 Ontario Inc., TWC Aerospace Service Inc. and TWC Coinage Service Inc.;
“Westaim Supporting Shareholders” means each of the directors and officers of Westaim; and
“Westaim Transfer Agent” means Computershare Trust Company of Canada.
Section 1.2 Currency.
     All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.
Section 1.3 Interpretation Not Affected By Headings.
     The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.
Section 1.4 Number and Gender.
     Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.
Section 1.5 Date for Any Action.
     In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.6 Meanings.
     Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.
Section 1.7 Knowledge.
     Any reference to the knowledge of a Party shall mean, unless otherwise specified, to the best of the knowledge, information and belief of such Party’s directors and senior officers after reviewing all relevant records and making all reasonable inquiries.
Section 1.8 Schedules.
     The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “A”	-	Conditions of the Plumb-Line Offer
Schedule “B”	-	Form of Lock-Up Agreement
Schedule “C”	-	Form of Four Star Lock-Up Agreement
Schedule “D”	-	Form of PLMG Lock-Up Agreement
Schedule “E”	-	Form of Support Agreement
Schedule “F”	-	Form of Nascor Share Purchase Agreement
Schedule “G”	-	Form of Four Star Security Purchase Agreement
Schedule “H”	-	Form of PLMG Share Purchase Agreement
ARTICLE 2
EQUITY FINANCING
Section 2.1 Equity Financing.
(a)	Westaim shall use reasonable commercial efforts, subject to the terms and conditions set forth in this Agreement, to complete the Equity Financing for Equity Financing Gross Proceeds of $15,000,000 and, if requested by the Companies, will retain a registered securities dealer (the “Agent”) acceptable to the Companies, as agent or underwriter, pursuant to an agency or underwriting agreement (the “Agency Agreement”) containing terms, conditions, representations, warranties and indemnities customary in a transaction of like nature and satisfactory to each of the Parties, acting reasonably. The Equity Financing shall be completed on a private placement basis and no prospectus or similar disclosure document will be prepared by Westaim or the Companies in connection with the Equity Financing. The documentation, including, without limitation, the Equity Financing Subscription Agreements, used to implement the Equity Financing shall be satisfactory to Westaim and to the Companies, acting reasonably, and Westaim and Companies agree that:
(i)	the Equity Financing Subscription Agreements shall provide that each subscriber for Equity Financing Shares shall deposit funds equal to the product of the number of Equity Financing Shares subscribed for by such subscriber and the Equity Financing Offering Price with Burnet, Duckworth & Palmer LLP (or such other Person as the Companies and Westaim shall agree to, acting reasonably), in trust, on or before 5:00 p.m. (Calgary time) on the date that is two days prior to the date of the Westaim Meeting;

(ii)	the Equity Financing Subscription Agreements, once executed by a subscriber for Equity Financing Shares, will be irrevocable by such subscriber;
(b)	Westaim shall take all actions in connection with the Equity Financing as may be reasonably requested by the Companies, from time to time, and shall, without limitation to the foregoing: (i) advance and market the Equity Financing in compliance with Securities Laws; (ii) cooperate with the Companies and all participating third parties and negotiate in good faith all necessary or appropriate agreements, including any Agency Agreement (if required); and (iii) cause the attendance by its officers, as necessary, at due diligence sessions held by the Agent (if any) or other advisors in respect of the Equity Financing.
Section 2.2 Support of Equity Financing.
     The Companies shall take all actions in connection with the Equity Financing as may be reasonably requested by Westaim, from time to time, and shall, without limitation to the foregoing:
(a)	advance and market the Equity Financing in compliance with Securities Laws;

(b)	identify and secure with the assistance of the Agent (if any) subscriptions from Arms Length Purchasers for Equity Financing Shares such that the Equity Financing Gross Proceeds are $15,000,000 and present to Westaim Equity Financing Subscription Agreements executed by the relevant purchaser evidencing all such subscriptions on or prior to 5:00 p.m. (Calgary time) on the date that is 14 days after the date that the Circular is mailed to Westaim Shareholders;

(c)	assist Westaim in obtaining such information from proposed purchasers under the Equity Financing as may be necessary, acting reasonably, to demonstrate that such purchaser is an Arms-Length Purchaser;

(d)	cooperate with Westaim and all participating third parties and negotiate in good faith all necessary or appropriate agreements, including any Agency Agreement (if required), it being understood that the Companies will be party to the Agency Agreement (if any); and

(e)	cause the attendance by their respective directors and officers, as necessary, at due diligence sessions held by the Agent (if any) or other advisors in respect of the Equity Financing.

ARTICLE 3
PLUMB-LINE OFFER, NASCOR SHARE PURCHASE, FOUR STAR SECURITY
PURCHASE AND PLMG SHARE PURCHASE
Section 3.1 The Plumb-Line Offer.
(a)	Westaim shall, subject to the terms and conditions set forth in this Agreement, make the Plumb-Line Offer.

(b)	The Plumb-Line Offer Price is subject to downward adjustments if the Plumb-Line Board or the Plumb-Line Trustees at any time after the date hereof, except as permitted by Section 10.1(a)(ii)(A) hereof and except in respect of the A&K Spinout, declares, sets aside or pays any distribution payable in cash, securities, property or otherwise, with respect to the Plumb-Line Securities, which such adjustments shall be equal to the amount of any such distribution.

(c)	Westaim shall mail the Plumb-Line Offer and applicable accompanying take-over bid circular and related letter of transmittal (such documents being collectively referred to herein as the “Plumb-Line Bid Circular”) in accordance with applicable Laws to each Plumb-Line Securityholder as soon as reasonably practicable and in any event not later than 11:59 p.m. (Calgary time) on October 15, 2008 (the “Latest Mailing Date”) and provided, however, that if the mailing of the Plumb-Line Bid Circular is delayed by reason of:
(i)	an injunction or order made by a court of competent jurisdiction or Governmental Entity; or

(ii)	Westaim not having obtained any Appropriate Regulatory Approval that is necessary to permit Westaim to mail the Plumb-Line Offer, then, provided that such injunction or order is being contested or appealed or such Appropriate Regulatory Approval is being actively sought, as applicable, then the Latest Mailing Date shall be extended for a period ending on the earlier of:
(A)	11:59 p.m. (Calgary time) on October 31, 2008; and

(B)	the third Business Day following the date on which such injunction or order ceases to be in effect or such Appropriate Regulatory Approval is obtained, as applicable.
(d)	The Plumb-Line Bid Circular shall be prepared in accordance with applicable Laws.

(e)	Prior to the mailing of the Plumb-Line Bid Circular, Westaim shall provide the Companies with an opportunity to review and comment on such documents, recognizing that whether or not such comments are appropriate will be determined by Westaim, acting reasonably.

(f)	The Plumb-Line Offer will be made in accordance with applicable Laws and shall expire no earlier than 12:01 a.m. (Calgary time) on the first Business Day that falls after the 35th calendar day after the day that the Plumb-Line Offer is commenced (the “Initial Expiry Time”), subject to the right of Westaim to extend the period during which securities may be deposited under the Plumb-Line Offer (the Initial Expiry Time, as it may be changed as a result of any such extension, is referred to as the “Expiry Time”). The Plumb-Line Offer shall be subject only to the conditions set out in Schedule “A” hereto. Westaim shall use all reasonable commercial efforts to consummate the Plumb-Line Offer, subject to the terms and conditions hereof and thereof and subject to no other conditions. Upon all of the conditions of the Plumb-Line Offer having been satisfied or, in the sole discretion of Westaim, waived (to the extent permitted under this Agreement), Westaim will take up and pay for the Plumb-Line Securities deposited under the Plumb-Line Offer in accordance with the terms of the Plumb-Line Offer as soon as reasonably practicable. In addition, in the event that any Appropriate Regulatory Approval is not obtained prior to the Initial Expiry Time, unless such approval has been denied, Westaim agrees that it will extend the Plumb-Line Offer for a period of not less than 10 days beyond the Initial Expiry Time and the Expiry Time, as the case may be, pending receipt of such approval. In the event any Appropriate Regulatory Approval remains outstanding after the first such extension, Westaim agrees that it will extend the Plumb-Line Offer for an additional period of not less than 10 days. Subject to the satisfaction or waiver of the conditions set forth in Schedule “A”, Westaim shall as soon as possible and in any event within three Business Days of the Expiry Time, take-up and pay for all Plumb-Line Securities validly deposited (and not properly withdrawn) pursuant to the Plumb-Line Offer.
(g)	The obligation of Westaim to make the Plumb-Line Offer by mailing the Plumb-Line Bid Circular to Plumb-Line Securityholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Westaim and any or all of which may be waived by Westaim in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise:
(i)	the obligations of Westaim hereunder shall not have been terminated pursuant to Article 12;

(ii)	no circumstance, fact, change, event or occurrence shall have occurred that would render it impossible for one or more of the conditions set out on Schedule “A” hereto to be satisfied;

(iii)	the Plumb-Line Board shall have prepared and approved in final form, printed for distribution to Plumb-Line Securityholders and delivered to Westaim for mailing with the Plumb-Line Bid Circular to all registered Plumb-Line Securityholders a directors’ circular (the “Plumb-Line Directors’ Circular”), which circular shall contain the unanimous recommendation of the Plumb-Line Board that Plumb-Line Securityholders accept the Plumb-Line Offer;

(iv)	no cease trade order, injunction or other prohibition from a Governmental Entity having jurisdiction over Westaim shall exist against Westaim making the Plumb-Line Offer, the mailing of the Plumb-Line Bid Circular or the taking up or paying for securities deposited under the Plumb-Line Offer;

(v)	Westaim shall have received all Appropriate Regulatory Approvals necessary for the making of the Plumb-Line Offer and the mailing of the Plumb-Line Bid Circular;

(vi)	Neither Arcticor, Plumb-Line nor PLMG shall have breached or failed to comply with, in any material respect, any of its covenants or obligations under this Agreement;

(vii)	all representations and warranties of each of the Companies shall be true and correct in all material respects at the time of the mailing of the Plumb-Line Offer;

(viii)	no Material Adverse Change in respect of Nascor, Plumb-Line (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition, on a consolidated basis) or PLMG (giving effect to the completion of the F&D Acquisition, on a consolidated basis) shall have occurred;

(ix)	the Lock-Up Agreements shall not have been terminated by any Supporting Securityholders;

(x)	Westaim shall have received PLMG Lock-up Agreements, duly executed by each of the PLMG Shareholders in respect of all PLMG Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person which shall, in the aggregate, represent not less than 100% of the PLMG Securities to be issued and outstanding at the Effective Time, and none of such agreements shall have been terminated by any PLMG Shareholder; and

(xi)	Westaim shall have received Four Star Lock-up Agreements, duly executed by each of the Four Star Securityholders in respect of all Plumb-Line Holdings LP Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person at the Effective Time, and none of such agreements shall have been terminated by any Four Star Securityholder.
Section 3.2 Support for the Plumb-Line Offer.
(a)	Plumb-Line represents and warrants to and in favour of Westaim that the Plumb-Line Board has unanimously determined that the Plumb-Line Offer is in the best interests of Plumb-Line and the Plumb-Line Securityholders, has unanimously approved the Plumb-Line Offer and this Agreement, and has unanimously passed a resolution to recommend that the Plumb-Line Securityholders accept the Plumb-Line Offer;

(b)	The Companies shall, in a timely and expeditious manner, furnish to Westaim all such information regarding Nascor, Plumb-Line, PLMG and their respective trustees, directors, officers and securityholders as may reasonably be required to be included in the Plumb-Line Bid Circular, pursuant to applicable Laws. The Companies shall promptly correct any information provided by them for use in the Plumb-Line Bid Circular if and to the extent that such information shall be or have become false or misleading in any material respect.

(c)	Westaim shall have an opportunity to review and comment on the Plumb-Line Directors’ Circular recognizing that whether or not such comments are appropriate will be determined by Plumb-Line, acting reasonably.

(d)	Plumb-Line shall provide Westaim with, or cause to be provided to Westaim, within two Business Days following the execution and delivery of this Agreement, a list (in both written and electronic form) of the registered Plumb-Line Securityholders, together, in each case, with their addresses and respective holdings of securities and shall provide Westaim with updated copies of such lists as such copies may be requested by Westaim from time to time.
Section 3.3 Nascor Share Purchase.
(a)	Subject to the provisions of this Agreement, Arcticor agrees to enter into the Nascor Share Purchase Agreement at the Time of Closing and thereby sell, assign and transfer to Westaim, and Westaim agrees to purchase from Arcticor, the Nascor Securities and the Arcticor Warrant in consideration for the Nascor Purchase Price, free and clear of all Encumbrances.

(b)	The Nascor Purchase Price is subject to downward adjustments if Nascor at any time after the date hereof declares, sets aside or pays any distribution payable in cash, securities, property or otherwise, with respect to the Nascor Securities, which such adjustments shall be equal to the amount of any such distribution.
Section 3.4 Four Star Security Purchase
(a)	Subject to the provisions of this Agreement, Plumb-Line agrees to use reasonable commercial efforts to cause the Four Star Securityholders to enter into the Four Star Security Purchase Agreement at the Time of Closing and thereby sell, assign and transfer to Westaim, and Westaim agrees to purchase from the Four Star Securityholders all of the Plumb-Line Holdings LP Securities held by the Four Star Securityholders in consideration for the Four Star Purchase Price, free and clear of all Encumbrances.

(b)	The Four Star Purchase Price is subject to downward adjustments if Plumb-Line Holdings LP at any time after the date hereof, except as permitted by Section 10.1(a)(ii)(A) hereof and except in respect of the A&K Spinout, declares, sets aside or pays any distribution payable in cash, securities, property or otherwise, with respect to the Plumb-Line Holdings LP Securities, which such adjustments shall be equal to the amount of any such distribution.
Section 3.5 PLMG Share Purchase
(a)	Subject to the provisions of this Agreement, PLMG agrees to use reasonable commercial efforts to cause the PLMG Shareholders to enter into the PLMG Share Purchase Agreement at the Time of Closing and thereby sell, assign and transfer to Westaim, and Westaim agrees to purchase from the PLMG Shareholders, all of the PLMG Securities in consideration for the PLMG Purchase Price, free and clear of all Encumbrances.

(b)	The PLMG Purchase Price is subject to downward adjustments if PLMG at any time after the date hereof declares, sets aside or pays any distribution payable in cash, securities, property or otherwise, with respect to the PLMG Securities, which such adjustments shall be equal to the amount of any such distribution.

ARTICLE 4
THE REORGANIZATION
Section 4.1 Implementation Steps.
     Westaim covenants in favour of the Companies that Westaim shall lawfully convene and hold the Westaim Meeting for the purpose of considering the Westaim Reorganization Resolutions as soon as reasonably practicable, provided that the obligation of Westaim to call the Westaim Meeting by mailing the Circular to Westaim Shareholders is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of Westaim and any or all of which may be waived by Westaim in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement or otherwise:
(a)	the Plumb-Line Offer shall have been mailed to Plumb-Line Securityholders (unless the Plumb-Line Offer has not been mailed as a result of a default on the part of Westaim hereunder);

(b)	the obligations of Westaim hereunder shall not have been terminated pursuant to Article 12;

(c)	Westaim shall have received all Appropriate Regulatory Approvals necessary for the mailing of the Circular;

(d)	Neither Arcticor, Plumb-Line nor PLMG shall have breached or failed to comply with, in any material respect, any of its covenants or obligations under this Agreement;

(e)	all representations and warranties of each of Arcticor, Plumb-Line and PLMG shall be true and correct in all material respects at the time of the mailing of the Circular;

(f)	no Material Adverse Change in respect of Nascor, Plumb-Line (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition, on a consolidated basis) or PLMG (giving effect to the completion of the F&D Acquisition, on a consolidated basis) shall have occurred;

(g)	the Lock-Up Agreements shall not have been terminated by any Supporting Securityholders;

(h)	Westaim shall have received PLMG Lock-up Agreements, duly executed by each of the PLMG Shareholders in respect of all PLMG Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person which shall, in the aggregate, represent not less than 100% of the PLMG Securities to be issued and outstanding at the Effective Time, and none of such agreements shall have been terminated by any PLMG Shareholder; and

(i)	Westaim shall have received Four Star Lock-up Agreements, duly executed by each of the Four Star Securityholders in respect of all Plumb-Line Holdings LP Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person at the Effective Time, and none of such agreements shall have been terminated by any Four Star Securityholder.

Section 4.2 Circular.
(a)	As promptly as reasonably practicable, Westaim shall prepare the Circular together with any other documents required by the Securities Act, Corporate Laws, applicable Securities Laws or other applicable Laws in connection with the approval of the Westaim Reorganization Resolutions and matters related thereto. Westaim shall give the Companies timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to the Companies before it is filed or distributed to the Westaim Shareholders; provided, that the Companies will provide Westaim with its comments and any proposed additions and deletions promptly after each receipt of a draft Circular from Westaim.

(b)	As promptly as reasonably practicable, the Companies shall prepare disclosure regarding their business, financial position and affairs for inclusion in the Circular together with any other documents required by Securities Laws or other applicable Laws in connection with the approval of the Westaim Reorganization Resolutions and matters related thereto. The Companies shall give Westaim timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Westaim before it is filed or distributed to the Westaim Shareholders; provided, that Westaim will provide the Companies with its comments and any proposed additions and deletions promptly after each receipt of such disclosure from the Companies.
Section 4.3 Preparation of Filings.
(a)	The Companies shall cooperate in:
(i)	the preparation of any application for Appropriate Regulatory Approvals and the preparation of any documents reasonably deemed by the Companies or Westaim to be necessary to discharge their respective obligations under Securities Laws in connection with the Reorganization and the other transactions contemplated hereby;

(ii)	the taking of all such action as may be required under any applicable Securities Laws in connection with the issuance of the New Westaim Shares in connection with the Consolidation, the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase; provided, however, that the Companies shall not be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the New Westaim Shares; and

(iii)	the taking of all such action as may be required under the ABCA in connection with the transactions contemplated by this Agreement.
(b)	Each of the Companies and Westaim shall promptly furnish to the other all information concerning it and its securityholders as may be required for the effectuation of the actions described in Sections 4.1 and 4.2 and the foregoing provisions of this Section 4.3, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders) in connection with such actions or otherwise in connection with the consummation of the Reorganization and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.
(c)	Each of the Companies and Westaim shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an Appropriate Regulatory Approval described in this Section 4.3 contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, the Companies and Westaim shall cooperate in the preparation of a supplement or amendment to the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Westaim Shareholders or filed with the relevant securities regulatory authorities.
Section 4.4 Issue of New Westaim Shares and Filing of Articles of Amendment.
(a)	Westaim shall take all such action as may be required under any applicable Securities Laws in connection with the issuance of the New Westaim Shares in connection with the Consolidation, the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase; provided, however, that Westaim shall not be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where Westaim is not now so subject, except as to matters and transactions arising solely from the offer and sale of the New Westaim Shares.

(b)	Subject to the terms and conditions of this Agreement including, without limitation, satisfaction or waiver of the conditions set forth in Article 11 hereof, upon the Westaim Shareholders approving the Westaim Reorganization Resolutions Westaim shall file with the Registrar the Articles of Amendment and such other documents as are required to be filed under the ABCA for acceptance by the Registrar to give effect to the Reorganization, pursuant to provisions of the ABCA.
Section 4.5 Support for the Reorganization.
     Westaim represents to and in favour of the Companies that as at the date of this Agreement the Westaim Board has unanimously determined that the Reorganization is in the best interests of Westaim and the Westaim Shareholders, has unanimously approved the Reorganization and this Agreement, and has unanimously passed a resolution to recommend that the Westaim Shareholders vote in favour of the Westaim Reorganization Resolutions.
Section 4.6 Outstanding Rights to Acquire Westaim Shares.
     Westaim shall use all reasonable commercial efforts to ensure that, prior to the Time of Closing, all outstanding Westaim Options and other rights to acquire securities of Westaim or securities of the Westaim Subsidiaries, other than currently outstanding share purchase warrants to acquire common shares of iFire, are either exercised or irrevocably terminated, cancelled, expired or surrendered unexercised or otherwise dealt with in a manner satisfactory to the Companies, acting reasonably; provided that Westaim shall not make any amendments to the Westaim Stock Option Plan or relevant agreements governing the Westaim Options or other rights to acquire securities of Westaim or securities of the Westaim Subsidiaries without the prior written consent, not to be unreasonably withheld, of the

Companies other than amendments to cause the vesting of all outstanding Westaim Options such that they shall be exercisable and fully vested prior to the Time of Closing or to cause the exercise, cancellation, termination or surrender of the Westaim Options and such other rights prior to the Time of Closing provided that payments in respect of the cancellation or terminations of Westaim Options which are out-of-the-money shall not exceed the amounts set forth in the Westaim Disclosure Letter.
ARTICLE 5
CERTIFICATES
Section 5.1 Issuance of Certificates Representing New Westaim Shares.
     At or promptly after the Time of Closing, Westaim shall deposit with the Westaim Transfer Agent, for the benefit of the Westaim Shareholders who will receive New Westaim Shares in connection with the Consolidation, certificates representing the number of New Westaim Shares that are issuable in connection with the Consolidation. Upon surrender to the Westaim Transfer Agent for transfer to Westaim of a certificate which immediately prior to or upon the Time of Closing represented Westaim Shares in respect of which the holder is entitled to receive New Westaim Shares in connection with the Consolidation, together with a duly completed Westaim Letter of Transmittal, and such other documents and instruments as would have been required to effect the transfer of the securities formerly represented by such certificate under the ABCA and the by-laws of Westaim, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Westaim Transfer Agent shall deliver to such holder, a certificate representing that number of New Westaim Shares which such Holder has the right to receive and any certificates so surrendered shall forthwith be cancelled. No dividends and distributions will be payable to Holders of certificates in respect of Westaim Shares. In the event of a transfer of ownership of Westaim Shares that was not registered in the securities register of Westaim, a certificate representing the proper number of New Westaim Shares may be issued to the transferee if the certificate representing such Westaim Shares is presented to the Westaim Transfer Agent as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered, as contemplated by this Section 5.1, each certificate which immediately prior to or upon the Time of Closing represented one or more Westaim Shares under the Consolidation, that were exchanged or were deemed to be exchanged for New Westaim Shares, shall be deemed at all times after the Time of Closing, to represent only the right to receive upon such surrender a certificate representing that number of New Westaim Shares which such Holder has the right to receive.
ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF ARCTICOR
     Arcticor hereby represents and warrants to Westaim as follows and acknowledges that Westaim is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.
Section 6.1 Organization and Qualification.
     Each of Arcticor and Nascor have been duly formed and organized and are validly subsisting under the Laws of their respective jurisdiction of formation and have the requisite power and capacity to carry on their respective business as it is now being conducted. Nascor is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on it.

Section 6.2 Authority Relative to this Agreement.
     Arcticor has the requisite partnership power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Arcticor of its obligations hereunder have been duly authorized by the Arcticor GP Board and the partners of Arcticor, and no other corporate or partnership proceedings on the part of Arcticor are necessary to authorize this Agreement or the performance by Arcticor of its obligations hereunder. This Agreement has been duly executed and delivered by Arcticor and constitutes a legal, valid and binding obligation of Arcticor enforceable against Arcticor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to the general principles of equity.
Section 6.3 No Violations.
(a)	Neither the execution and delivery of this Agreement by Arcticor, the consummation by it of the transactions contemplated hereby nor compliance by Arcticor with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Arcticor under any of the terms, conditions or provisions of (A) the limited partnership agreement of Arcticor, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Arcticor is a party or to which Arcticor, or any of its properties or assets, may be subject or by which Arcticor is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Arcticor (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Arcticor or Nascor and would not have a material adverse effect on the ability of Arcticor to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to the performance by Arcticor of its obligations under this Agreement or to the execution and delivery of this Agreement by Arcticor and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Arcticor in connection with the consummation of the Transactions.
Section 6.4 Capitalization of Nascor.
     As of the date hereof, 1,000 class A common voting shares in the capital of Nascor, 1,000 class D preferred non-voting shares in the capital of Nascor and one class F preferred voting share of Nascor have been issued and are outstanding and Arcticor is the beneficial and registered owner of all such securities free and clear of all Encumbrances. Except as set forth above, there are no securities of Nascor outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Nascor of any securities of or interests in Nascor (including the Nascor Securities) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of or interests in Nascor (including the Nascor Securities), nor are there any outstanding unit appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Nascor. All outstanding Nascor Securities have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
Section 6.5 No Material Adverse Change.
     There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Nascor from the position set forth in the Nascor Financial Statements and there has not been any Material Adverse Change in respect of Nascor since June 30, 2008; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Nascor or that could affect Nascor’s ability to consummate the transactions contemplated by this Agreement.
Section 6.6 Financial Statements.
     The Nascor Financial Statements fairly present, in accordance with Canadian GAAP consistently applied, the financial position and condition of Nascor and its predecessors at the dates thereof and the results of the operations of Nascor and its predecessors for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nascor and its predecessors as at the dates thereof.
Section 6.7 Minute Books.
     The minute book of Nascor has been maintained in accordance with all applicable statutory requirements and is true, correct, accurate and up-to-date in all material respects.
Section 6.8 Ownership of Subsidiaries.
     Nascor has no subsidiaries.
Section 6.9 Compliance with Applicable Laws.
     Nascor has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Nascor of each jurisdiction in which Nascor carries on business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Nascor) and holds all licences, registrations and qualifications in all jurisdictions in which Nascor carries on business which are necessary to carry on its business (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Nascor), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on Nascor, as now conducted or as proposed to be conducted.
Section 6.10 Conduct of Operations.
     Any and all operations of Nascor and, to the knowledge of Arcticor, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Nascor, have been conducted in accordance with good industry practices.

Section 6.11 Environmental Matters.
     Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Nascor:
(a)	to the knowledge of Arcticor, Nascor is not in violation of any applicable federal, provincial, municipal or local Laws, regulations, by-laws, orders, government decrees or ordinances or Codes of Practice authorized by regulatory bodies with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

(b)	to the knowledge of Arcticor, Nascor has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of Arcticor, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Nascor that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Nascor;

(e)	Nascor has not failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Nascor holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and Nascor has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.
Section 6.12 Tax Matters.
(a)	All Tax Returns required to be filed by or on behalf of Nascor have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Nascor with respect to items or periods covered by such Tax Returns.

(b)	Nascor has paid or provided adequate accruals for Taxes as at June 30, 2008 in the Nascor Financial Statements as at and for the period ended June 30, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Disclosed Information by Arcticor, Arcticor has made available to Westaim true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Nascor or on behalf of Nascor relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise Tax Returns for Nascor.

(d)	No material deficiencies exist or have been asserted with respect to Taxes paid by Nascor. Nascor is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Arcticor’ knowledge threatened against Nascor or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Nascor. There is no audit in process, pending or, to the knowledge of Arcticor, threatened by a Governmental Entity relating to the Tax Returns of Nascor for the last three (3) years.

(e)	Nascor has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Time of Closing and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Nascor has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Nascor has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Nascor.

(f)	To Arcticor’s knowledge, all ad valorem, property, severance and similar taxes and assessments based on or measured by the ownership of property payable in respect of Nascor’s assets prior to the date hereof have been properly and fully paid and discharged in all material respects and there are no unpaid taxes or assessments which could result in a lien or charge on its assets.
Section 6.13 Debt and Working Capital.
     As at June 30, 2008, the aggregate debt of Nascor (“Nascor Debt”), including accounts payable, amounts drawn and outstanding under its credit facility and less cash was not greater than $35,100,000.
Section 6.14 No Default Under Lending Agreements.
     No event of default or breach of any covenant has occurred under Nascor’s existing banking and lending agreements.
Section 6.15 No Undisclosed Material Liabilities.
     Except: (a) as disclosed or reflected in the Nascor Financial Statements; and (b) for liabilities and obligations incurred in the ordinary and normal course of business Nascor has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Nascor) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Nascor.
Section 6.16 Material Contracts.
     Except for agreements entered into in the ordinary course of business or as disclosed in the Company Disclosure Letter, there are no material contracts or agreements to which Nascor is a party or by which Nascor is bound.

Section 6.17 Employment Agreements.
     Nascor is not a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of Nascor or severance of employment.
Section 6.18 Employee Benefit Plans.
     Nascor does not have a defined benefit plan or other employee benefit plans and has not made any agreements or promises in respect of any such plan.
Section 6.19 Litigation, Etc.
     As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Arcticor threatened, against Nascor before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Nascor or any other person which, if successful, would have a Material Adverse Effect on Nascor or materially affect the ability of Arcticor or Nascor to consummate the transactions contemplated hereby.
Section 6.20 Disclosure.
     Arcticor has disclosed to Westaim in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Nascor.
     The data and information with respect to Nascor including, without limitation, its assets, liabilities, business prospects, affairs and operations provided by Arcticor in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.
Section 6.21 No Guarantees or Indemnities.
     Except as set forth in the Company Disclosure Letter, Nascor is not a party to or bound by any agreement of guarantee, indemnification (except for the indemnification of directors and officers of Nascor) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person.
Section 6.22 No Loans.
     Except for indebtedness of not greater than $18.6 million owing to Arcticor, Nascor does not have any loans or other indebtedness currently outstanding which have been made to or from any of its securityholders, officers, directors or employees or any other person not dealing at arm’s length with Nascor.
Section 6.23 No Cease Trade Orders.
     No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Nascor and Nascor is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 6.24 No Material Transactions.
     Since June 30, 2008, Nascor has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Nascor, which is not in the ordinary course of business.
Section 6.25 Restrictions on Business.
     There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Nascor is a party or by which it is otherwise bound that would now or hereafter in any way limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Nascor from engaging in their respective business or from competing with any person or in any geographic area.
Section 6.26 Outstanding Acquisitions or Disposition.
     Nascor does not have any rights to purchase any assets, properties or undertakings of third parties nor does Nascor have any obligation to sell assets, properties or undertakings.
Section 6.27 Insurance.
     Policies of insurance in force as of the date hereof naming Nascor as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Nascor to the extent customary in respect of the business carried on by Nascor. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Transactions.
Section 6.28 Survival of Representations and Warranties.
     The representations and warranties of Arcticor contained in this Agreement shall be true at the Time of Closing as though they were made by Arcticor at the Time of Closing. The representations and warranties of Arcticor contained in this Agreement shall not survive closing of the Transactions.
ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF PLUMB-LINE
     Plumb-Line hereby represents and warrants to Westaim as follows and acknowledges that Westaim is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.
Section 7.1 Organization and Qualification.
     Each of Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have been duly formed and organized and are validly subsisting under the Laws of their respective jurisdiction of formation and have the requisite trust, partnership or corporate power and capacity (as applicable) to carry on their respective business as it is now being conducted. Each of Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole.

Section 7.2 Authority Relative to this Agreement.
     Plumb-Line has the requisite trust power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Plumb-Line of its obligations hereunder have been duly authorized by the Plumb-Line Board, and no other trust proceedings on the part of Plumb-Line are necessary to authorize this Agreement or the performance by Plumb-Line of its obligations hereunder. This Agreement has been duly executed and delivered by Plumb-Line and constitutes a legal, valid and binding obligation of Plumb-Line enforceable against Plumb-Line in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to the general principles of equity.
Section 7.3 No Violations.
(a)	Neither the execution and delivery of this Agreement by Plumb-Line, the consummation by it of the transactions contemplated hereby nor compliance by Plumb-Line with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Plumb-Line under any of the terms, conditions or provisions of (A) the trust indenture of Plumb-Line, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Plumb-Line is a party or to which Plumb-Line, or any of its properties or assets, may be subject or by which Plumb-Line is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Plumb-Line (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole) and would not have a Material Adverse Effect on the ability of Plumb-Line to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to the performance by Plumb-Line of its obligations under this Agreement or to the execution and delivery of this Agreement by Plumb-Line and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Plumb- Line in connection with the consummation of the Transactions.
Section 7.4 Capitalization of Plumb-Line.
     As of the date hereof, 3,911,070 Plumb-Line Securities have been issued and are outstanding. Except for securities of Plumb-Line and the Plumb-Line Subsidiaries to be issued or transferred in connection with the Reorganization as contemplated by this Agreement (including, without limitation, pursuant to the Four Star Acquisition and the Four Star Security Purchase) and the A&K Spinout, there are no securities of Plumb-Line outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Plumb-Line of any securities of Plumb-Line (including the Plumb-Line Securities) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Plumb-Line (including the Plumb-Line Securities), nor are there any outstanding unit appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Plumb-Line. All outstanding Plumb-Line Securities have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
Section 7.5 No Material Adverse Change.
(a)	There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole) from the position set forth in the Plumb-Line Financial Statements and there has not been any Material Adverse Change in respect of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole) since June 30, 2008; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole) or that could affect Plumb-Line’s ability to consummate the transactions contemplated by this Agreement.

(b)	To the knowledge of Plumb-Line, there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Asty from the position set forth in the Asty Financial Statements and there has not been any Material Adverse Change in respect of Asty since July 31, 2008; and since that date, to the knowledge of Plumb-Line, there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Asty or that could affect Plumb-Line’s ability to consummate the transactions contemplated by this Agreement.

(c)	To the knowledge of Plumb-Line, there has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Four Star from the position set forth in the Four Star Financial Statements and there has not been any Material Adverse Change in respect of Four Star since June 28, 2008; and since that date, to the knowledge of Plumb-Line, there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Four Star or that could affect Plumb-Line’s ability to consummate the transactions contemplated by this Agreement.
Section 7.6 Financial Statements.
(a)	The Plumb-Line Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of Plumb-Line and the Plumb-Line Subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Plumb-Line and the Plumb-Line Subsidiaries on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Plumb-Line and the Plumb-Line Subsidiaries on a consolidated basis as at the dates thereof.

(b)	To the knowledge of Plumb-Line, the Asty Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of Asty at the dates thereof and the results of the operations of Asty for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Asty as at the dates thereof.
(c)	To the knowledge of Plumb-Line, the Four Star Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of Four Star at the dates thereof and the results of the operations of Four Star for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Four Star as at the dates thereof.
Section 7.7 Minute Books.
     The minute books of Plumb-Line and the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.
Section 7.8 Ownership of Subsidiaries.
(a)	Except in respect of Plumb-Line Holdings LP Securities to be issued to the Four Star Securityholders, Plumb-Line is the direct or indirect beneficial owner of 100% of the outstanding securities of the Plumb-Line Subsidiaries with good and valid title to all such securities (where it is the registered owner thereof), free and clear of all liens and encumbrances and except with respect to the A&K Spinout no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Plumb-Line Subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued securities (including convertible securities) or warrants of the Plumb-Line Subsidiaries.

(b)	The only Subsidiaries of Plumb-Line are the Plumb-Line Subsidiaries.

(c)	To the knowledge of Plumb-Line, Four Star has no Subsidiaries.

(d)	To the knowledge of Plumb-Line, Asty has no Subsidiaries.
Section 7.9 Compliance with Applicable Laws.
     Each of Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each jurisdiction in which they carry on business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which they carry on business which are necessary to carry on their business (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on Plumb-Line or the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition) taken as a whole, as now conducted or as proposed to be conducted.
Section 7.10 Conduct of Operations.
     Any and all operations of Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty and, to the knowledge of Plumb-Line, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have been conducted in accordance with good industry practices.
Section 7.11 Environmental Matters.
     Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole:
(a)	to the knowledge of Plumb-Line, Plumb-Line, the Plumb-Line Subsidiaries, Asty and Four Star are not in violation of any applicable Environmental Laws;

(b)	to the knowledge of Plumb-Line, Plumb-Line, the Plumb-Line Subsidiaries, Asty and Four Star have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of Plumb-Line, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Plumb-Line, the Plumb-Line Subsidiaries, Asty or Four Star that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Asty or Four Star;

(e)	neither Plumb-Line, the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Asty or Four Star, have failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their business and the ownership and use of their assets, all such licenses, permits and approvals are in full force and effect, and neither Plumb-Line, the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Asty or Four Star, have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 7.12 Tax Matters.
(a)	All Tax Returns required to be filed by or on behalf of Plumb-Line and the Plumb-Line Subsidiaries have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Plumb-Line or the Plumb-Line Subsidiaries with respect to items or periods covered by such Tax Returns.

(b)	To the knowledge of Plumb-Line, all Tax Returns required to be filed by or on behalf of Four Star and Asty have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. To the knowledge of Plumb-Line, all Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and to the knowledge of Plumb-Line no other Taxes are payable by Four Star and Asty with respect to items or periods covered by such Tax Returns.

(c)	Plumb-Line and the Plumb-Line Subsidiaries have paid or provided adequate accruals for Taxes as at June 30, 2008 in the Plumb-Line Financial Statements as at and for the period ended June 30, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d)	To the knowledge of Plumb-Line, Four Star has paid or provided adequate accruals for Taxes as at June 28, 2008 in the Four Star Financial Statements as at and for the period ended June 28, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(e)	To the knowledge of Plumb-Line, Asty has paid or provided adequate accruals for Taxes as at July 31, 2008 in the Asty Financial Statements as at and for the period ended July 31, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(f)	For all periods covered by the filed Tax Returns disclosed in the Disclosed Information by Plumb-Line, Plumb-Line has made available to Westaim true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, or on behalf of Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise Tax Returns for Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty.

(g)	No material deficiencies exist or have been asserted with respect to Taxes paid by Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty. Neither Plumb-Line, the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Asty or Four Star, is a party to any action or proceeding for assessment or collection of Taxes, nor to Plumb-Line’s knowledge has such event been asserted or threatened against Plumb-Line, the Plumb-Line Subsidiaries, Four Star or Asty or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty. There is no audit in process, pending or, to the knowledge of Plumb-Line, threatened by a Governmental Entity relating to the

Tax Returns of Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, for the last three (3) years.
(h)	Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Time of Closing and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Plumb-Line and the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, as the case may be.

(i)	To Plumb-Line’s knowledge, all ad valorem, property, severance and similar taxes and assessments based on or measured by the ownership of property payable in respect of Plumb-Line’s, the Plumb-Line Subsidiaries’ and, to the knowledge of Plumb-Line, Asty’s and Four Star’s, assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on their respective assets.
Section 7.13 Debt and Working Capital.
(a)	As at June 30, 2008, the consolidated aggregate debt of Plumb-Line (“Plumb-Line Debt”), including accounts payable and amounts drawn and outstanding under its credit facility, less cash, was not greater than $9,040,210.

(b)	To the knowledge of Plumb-Line, as at June 28, 2008, the consolidated aggregate debt of Four Star, including accounts payable and amounts drawn and outstanding under its credit facility, less cash, was not greater than $3,181,000.
Section 7.14 No Default Under Lending Agreements.
     No event of default or breach of any covenant has occurred and is continuing under Plumb-Line’s existing banking and lending agreements.
Section 7.15 No Undisclosed Material Liabilities.
     Except: (a) as disclosed or reflected in the Plumb-Line Financial Statements, the Four Star Financial Statements or the Asty Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, neither Plumb-Line, the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Four Star or Asty, have incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Plumb-Line, Asty or Four Star) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole.

Section 7.16 Material Contracts.
     Except for this Agreement, agreements entered into in the ordinary course of business or as disclosed in the Company Disclosure Letter, there are no material contracts or agreements to which Plumb-Line, a Plumb-Line Subsidiary or, to the knowledge of Plumb-Line, Four Star or Asty, is a party or by which Plumb-Line, a Plumb-Line Subsidiary or, to the knowledge of Plumb-Line, Four Star or Asty is bound.
Section 7.17 Employment Agreements.
     Neither Plumb-Line, any Plumb-Line Subsidiary nor, to the knowledge of Plumb-Line, Four Star or Asty, is a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of Plumb-Line, Four Star or Asty (as the case may be) or severance of employment.
Section 7.18 Employee Benefit Plans.
     Except for the Con-Forte EPSP or as disclosed in the Company Disclosure Letter, neither Plumb-Line, any Plumb-Line Subsidiary nor, to the knowledge of Plumb-Line, Four Star or Asty, has a defined benefit plan or other employee benefit plan and neither Plumb-Line, any Plumb-Line Subsidiary nor, to the knowledge of Plumb-Line, Four Star or Asty, has made any agreements or promises in respect of any such plan.
Section 7.19 Litigation, Etc.
     As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Plumb-Line threatened, against Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Plumb-Line, a Plumb-Line Subsidiary or, to the knowledge of Plumb-Line, Four Star or Asty, or any other person which, if successful, would have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole, or materially affect the ability of Plumb-Line to consummate the transactions contemplated hereby.
Section 7.20 Disclosure.
     Plumb-Line has disclosed to Westaim in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole) or, to the knowledge of Plumb-Line, Four Star or the Asty Assets.
     The data and information with respect to Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty, including, without limitation, their assets, liabilities, business prospects, affairs and operations provided by Plumb-Line in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.

Section 7.21 No Guarantees or Indemnities.
     Neither Plumb-Line, any of the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Four Star or Asty, is a party to or bound by any agreement of guarantee, indemnification (except for the indemnification of trustees, directors and officers of Plumb-Line, the Plumb-Line Subsidiaries, Four Star and Asty, as applicable) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person.
Section 7.22 No Loans.
     Except as disclosed in the Plumb-Line Financial Statements, the Four Star Financial Statements, the Asty Financial Statements, neither Plumb-Line, any of the Plumb-Line Subsidiaries nor, to the knowledge of Plumb-Line, Four Star or Asty, has any loans or other indebtedness currently outstanding which have been made to or from any of its securityholders, officers, directors or employees or any other person not dealing at arm’s length with Plumb-Line, the Plumb-Line Subsidiaries or, to the knowledge of Plumb-Line, Four Star or Asty, as the case may be.
Section 7.23 No Cease Trade Orders.
     No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Plumb-Line and Plumb-Line is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.
Section 7.24 No Material Transactions.
     Since June 30, 2008 (in the case of Plumb-Line and the Plumb-Line Subsidiaries), June 28, 2008 (in the case of Four Star) and July 31, 2008 (in the case of Asty), except for the Asty Acquisition and the Four Star Acquisition, neither Plumb-Line, any Plumb-Line Subsidiary nor, to the knowledge of Plumb-Line, Four Star or Asty, has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Plumb-Line and the Plumb-Line Subsidiaries (giving effect to the completion of the Asty Acquisition and the Four Star Acquisition), taken as a whole, which is not in the ordinary course of business.
Section 7.25 Restrictions on Business.
     There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Plumb-Line, any Plumb-Line Subsidiary or, to the knowledge of Plumb-Line, Four Star or Asty, is a party or by which it is otherwise bound that would now or hereafter in any way limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Plumb-Line or the Plumb-Line Subsidiaries from engaging in their respective business or from competing with any person or in any geographic area.
Section 7.26 Outstanding Acquisitions or Disposition.
     Other than the Four Star Acquisition, the Asty Acquisition, the A&K Spinout or as otherwise contemplated by the Reorganization and this Agreement, neither Plumb-Line, any Plumb-Line Subsidiary nor, to the knowledge of Plumb-Line, Asty or Four-Star has any rights to purchase any assets, properties or undertakings of third parties nor do they have any obligation to sell assets, properties or undertakings.

Section 7.27 Insurance.
     Policies of insurance in force as of the date hereof naming Plumb-Line, the Plumb-Line Subsidiaries and, to the knowledge of Plumb-Line, Four Star and Asty as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Plumb-Line, the Plumb-Line Subsidiaries, Four Star and Asty to the extent customary in respect of the business carried on by Plumb-Line and the Plumb-Line Subsidiaries. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Transactions.
Section 7.28 Representations and Warranties of PLMG
     To the knowledge of Plumb-Line, the representations and warranties of PLMG contained herein are true and correct.
Section 7.29 Survival of Representations and Warranties.
     The representations and warranties of Plumb-Line contained in this Agreement shall be true at the Time of Closing as though they were made by Plumb-Line at the Time of Closing. The representations and warranties of Plumb-Line contained in this Agreement shall not survive closing of the Transactions.
ARTICLE 8
REPRESENTATIONS AND WARRANTIES OF PLMG
     PLMG hereby represents and warrants to Westaim as follows and acknowledges that Westaim is relying upon such representations and warranties in connection with the execution and delivery of this Agreement.
Section 8.1 Organization and Qualification.
     Each of PLMG and, to the knowledge of PLMG, F&D and Sas-Can, have been duly formed and organized and are validly subsisting under the Laws of their respective jurisdiction of formation and have the requisite trust, partnership or corporate power and capacity (as applicable) to carry on their respective business as it is now being conducted. Each of PLMG and, to the knowledge of PLMG, F&D and Sas-Can, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on PLMG (giving effect to the completion of the F&D Acquisition).
Section 8.2 Authority Relative to this Agreement.
     PLMG has the requisite corporate authority and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by PLMG of its obligations hereunder have been duly authorized by the PLMG Board, and no other corporate proceedings on the part of PLMG are necessary to authorize this Agreement or the performance by PLMG of its obligations hereunder. This Agreement has been duly executed and delivered by PLMG and constitutes a legal, valid and binding obligation of PLMG enforceable against PLMG in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to the general principles of equity.

Section 8.3 No Violations.
(a)	Neither the execution and delivery of this Agreement by PLMG, the consummation by it of the transactions contemplated hereby nor compliance by PLMG with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of PLMG under any of the terms, conditions or provisions of (A) the by-laws of PLMG, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which PLMG is a party or to which PLMG, or any of its properties or assets, may be subject or by which PLMG is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to PLMG (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on PLMG and would not have a Material Adverse Effect on the ability of PLMG to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to the performance by PLMG of its obligations under this Agreement or to the execution and delivery of this Agreement by PLMG and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by PLMG in connection with the consummation of the Transactions.
Section 8.4 Capitalization of PLMG.
     As of the date hereof,1,000 PLMG Securities have been issued and are outstanding. Except for securities of PLMG to be issued or transferred in connection with the Reorganization and as contemplated by this Agreement (including, without limitation, pursuant to the F&D Acquisition), there are no securities of PLMG outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by PLMG of any securities of PLMG (including the PLMG Securities) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of PLMG (including the PLMG Securities), nor are there any outstanding unit appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of PLMG. All outstanding PLMG Securities have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.
Section 8.5 No Material Adverse Change.
(a)	There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of PLMG from the position set forth in the PLMG Financial Statements and there has not been any Material Adverse Change in respect of PLMG since September 5, 2008; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of PLMG or that could affect PLMG’s ability to consummate the transactions contemplated by this Agreement.

(b)	To the knowledge of PLMG, there has not been any material change in the consolidated assets, liabilities or obligations (absolute, contingent or otherwise) of F&D from the position set forth in the F&D Financial Statements and there has not been any Material Adverse Change in respect of F&D since May 31, 2008; and since that date, to the knowledge of PLMG, there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of F&D or that could affect PLMG’s ability to consummate the transactions contemplated by this Agreement.
Section 8.6 Financial Statements.
(a)	The PLMG Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of PLMG at the date thereof and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of PLMG as at the date thereof.

(b)	To the knowledge of PLMG, the F&D Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of F&D and Sas-Can on a consolidated basis at the dates thereof and the results of the operations of F&D and Sas-Can on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of F&D and Sas-Can on a consolidated basis as at the dates thereof.
Section 8.7 Minute Books.
     Except as set forth in the Company Disclosure Letter, the minute book of PLMG and, to the knowledge of PLMG, F&D and Sas-Can, have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.
Section 8.8 Ownership of Subsidiaries.
(a)	PLMG has no Subsidiaries.

(b)	To the knowledge of PLMG, F&D is the direct or indirect beneficial owner of 100% of the outstanding securities of Sas-Can with good and valid title to all such securities (where it is the registered owner thereof), free and clear of all liens and encumbrances and to the knowledge of PLMG no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of Sas-Can or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued securities (including convertible securities) or warrants of Sas-Can.

(c)	To the knowledge of PLMG, the only subsidiary of F&D is Sas-Can.
Section 8.9 Compliance with Applicable Laws.
     Each of PLMG and, to the knowledge of PLMG, F&D and Sas-Can, has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to each jurisdiction in which they carry on business (except to the extent that the failure to so comply would not have a

Material Adverse Effect on PLMG, giving effect to the completion of the F&D Acquisition) and holds all licences, registrations and qualifications in all jurisdictions in which they carry on business which are necessary to carry on their business (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on PLMG, giving effect to the completion of the F&D Acquisition), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on PLMG (giving effect to the completion of the F&D Acquisition), as now conducted or as proposed to be conducted.
Section 8.10 Conduct of Operations.
     Any and all operations of PLMG and, to the knowledge of PLMG, F&D and Sas-Can and, to the knowledge of PLMG, any and all operations, in all material respects, by third parties, on or in respect of the assets and properties of PLMG and, to the knowledge of PLMG, F&D and Sas-Can, have been conducted in accordance with good industry practices.
Section 8.11 Environmental Matters.
     Except to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on PLMG (giving effect to the completion of the F&D Acquisition):
(a)	to the knowledge of PLMG, PLMG, F&D and Sas-Can are not in violation of any applicable Environmental Laws;

(b)	to the knowledge of PLMG, PLMG, F&D and Sas-Can have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of PLMG, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by PLMG, F&D or Sas-Can that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of PLMG or, to the knowledge of PLMG, F&D or Sas-Can;

(e)	neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, have failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	PLMG and, to the knowledge of PLMG, F&D and Sas-Can, hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their business and the ownership and use of their assets, all such licenses, permits and approvals are in full force and effect, and neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.

Section 8.12 Tax Matters.
(a)	All Tax Returns required to be filed by or on behalf of PLMG have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by PLMG with respect to items or periods covered by such Tax Returns.

(b)	To the knowledge of PLMG, all Tax Returns required to be filed by or on behalf of F&D and Sas-Can have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. To the knowledge of PLMG, all Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and to the knowledge of PLMG no other Taxes are payable by F&D and Sas-Can with respect to items or periods covered by such Tax Returns.

(c)	PLMG has paid or provided adequate accruals for Taxes as at September 5, 2008 in the PLMG Financial Statements as at and for the period ended September 5, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(d)	To the knowledge of PLMG, F&D and Sas-Can have paid or provided adequate accruals for Taxes as at May 31, 2008 in the F&D Financial Statements as at and for the period ended May 31, 2008 in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(e)	For all periods covered by the filed Tax Returns disclosed in the Disclosed Information by PLMG, PLMG has made available to Westaim true and complete copies of: (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by PLMG or, to the knowledge of PLMG, F&D or Sas-Can, or on behalf of PLMG or, to the knowledge of PLMG, F&D or Sas-Can, relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise Tax Returns for PLMG and, to the knowledge of PLMG, F&D and Sas-Can.

(f)	No material deficiencies exist or have been asserted with respect to Taxes paid by PLMG or, to the knowledge of PLMG, F&D or Sas-Can. Neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, is a party to any action or proceeding for assessment or collection of Taxes, nor to PLMG’s knowledge has such event been asserted or threatened against PLMG, F&D or Sas-Can or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of PLMG or, to the knowledge of PLMG, F&D or Sas-Can. There is no audit in process, pending or, to the knowledge of PLMG, threatened by a Governmental Entity relating to the Tax Returns of PLMG or, to the knowledge of PLMG, F&D or Sas-Can, for the last three (3) years.

(g)	PLMG and, to the knowledge of PLMG, F&D and Sas-Can, have withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act, all amounts required by law and will continue to do so until the Time of Closing and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. PLMG and, to the knowledge of PLMG, F&D and Sas-Can have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the Governmental Entity within the time required by applicable law. PLMG and, to the knowledge of PLMG, F&D and Sas-Can have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by PLMG or, to the knowledge of PLMG, F&D or Sas-Can, as the case may be.
(h)	To PLMG’s knowledge, all ad valorem, property, severance and similar taxes and assessments based on or measured by the ownership of property payable in respect of PLMG’s, F&D’s and Sas-Can’s assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on their respective assets.
Section 8.13 Debt and Working Capital.
(a)	As at September 5, 2008, the aggregate debt of PLMG (“PLMG Debt”), including accounts payable and amounts drawn and outstanding under its credit facility, less cash, was nil.

(b)	To the knowledge of PLMG, as at May 31, 2008, the aggregate debt of F&D, including accounts payable and amounts drawn and outstanding under its credit facility, less cash, was $2,838,000.
Section 8.14 No Default Under Lending Agreements.
     No event of default or breach of any covenant has occurred under PLMG’s or, to the knowledge of PLMG, F&D’s existing banking and lending agreements.
Section 8.15 No Undisclosed Material Liabilities.
     Except: (a) as disclosed or reflected in the PLMG Financial Statements or the F&D Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, have incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of PLMG or F&D) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of PLMG (giving effect to the completion of the F&D Acquisition).
Section 8.16 Material Contracts.
     Except for this Agreement, agreements entered into in the ordinary course of business, or as disclosed in the Company Disclosure Letter, there are no material contracts or agreements to which PLMG or, to the knowledge of PLMG, F&D or Sas-Can, is a party or by which PLMG or, to the knowledge of PLMG, F&D or Sas-Can is bound.
Section 8.17 Employment Agreements.
     Neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, is a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of PLMG, F&D or Sas-Can (as the case may be) or severance of employment.

Section 8.18 Employee Benefit Plans.
     Neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, has a defined benefit plan or other employee benefit plan and neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, has made any agreements or promises in respect of any such plan.
Section 8.19 Litigation, Etc.
     As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of PLMG threatened, against PLMG or, to the knowledge of PLMG, F&D or Sas-Can, before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of PLMG or, to the knowledge of PLMG, F&D or Sas-Can, or any other person which, if successful, would have a Material Adverse Effect on PLMG (assuming the completion of the F&D Acquisition) or materially affect the ability of PLMG to consummate the transactions contemplated hereby.
Section 8.20 Disclosure.
     PLMG has disclosed to Westaim in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on PLMG or, to the knowledge of PLMG, F&D or Sas-Can.
     The data and information with respect to PLMG and, to the knowledge of PLMG, F&D and Sas-Can, including, without limitation, their assets, liabilities, business prospects, affairs and operations provided by PLMG in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.
Section 8.21 No Guarantees or Indemnities.
     Neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, is a party to or bound by any agreement of guarantee, indemnification (except for the indemnification of directors and officers of PLMG, F&D or Sas-Can) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person.
Section 8.22 No Loans.
     Except as disclosed in the PLMG Financial Statements and the F&D Financial Statements, neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can, has any loans or other indebtedness currently outstanding which have been made to or from any of its securityholders, officers, directors or employees or any other person not dealing at arm’s length with PLMG or, to the knowledge of PLMG, F&D or Sas-Can, as the case may be.
Section 8.23 No Cease Trade Orders.
     No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of PLMG and PLMG is not in default of any requirement of applicable Securities Laws that would have a material adverse effect on the transactions contemplated by this Agreement.

Section 8.24 No Material Transactions.
     Since September 5, 2008 (in the case of PLMG) and May 31, 2008 (in the case of F&D), except for the F&D Acquisition, neither PLMG nor, to the knowledge of PLMG, F&D and Sas-Can has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to PLMG (giving effect to the F&D Acquisition) which is not in the ordinary course of business.
Section 8.25 Restrictions on Business.
     There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which PLMG or, to the knowledge of PLMG, F&D or Sas-Can, is a party or by which it is otherwise bound that would now or hereafter in any way limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of PLMG or, to the knowledge of PLMG, F&D or Sas-Can, from engaging in their respective business or from competing with any person or in any geographic area.
Section 8.26 Outstanding Acquisitions or Disposition.
     Other than the F&D Acquisition, neither PLMG nor, to the knowledge of PLMG, F&D or Sas-Can has any right to purchase any assets, properties or undertakings of third parties nor do they have any obligation to sell assets, properties or undertakings.
Section 8.27 Insurance.
     Policies of insurance in force as of the date hereof naming PLMG and, to the knowledge of PLMG, F&D and Sas-Can as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of PLMG, F&D and Sas-Can to the extent customary in respect of the business carried on by PLMG, F&D and Sas-Can. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Transactions.
Section 8.28 Survival of Representations and Warranties.
     The representations and warranties of PLMG contained in this Agreement shall be true at the Time of Closing as though they were made by PLMG at the Time of Closing. The representations and warranties of PLMG contained in this Agreement shall not survive closing of the Transactions.
ARTICLE 9
REPRESENTATIONS AND WARRANTIES OF WESTAIM
     Westaim represents and warrants to and in favour of the Companies as follows and acknowledges that the Companies are relying upon such representations and warranties in connection with the execution and delivery of this Agreement.
Section 9.1 Organization and Qualification.
     Each of Westaim and the Westaim Subsidiaries is duly incorporated and is validly subsisting under the Laws of its respective jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its respective business as it is now being conducted. Each of Westaim and the Westaim Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Westaim and the Westaim Subsidiaries (taken as a whole).
Section 9.2 Authority Relative to this Agreement.
     Westaim has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Westaim of its obligations hereunder have been duly authorized by the Westaim Board, and no other corporate proceedings on the part of Westaim are necessary to authorize this Agreement or the performance by Westaim of its obligations hereunder. This Agreement has been duly executed and delivered by Westaim and constitutes a legal, valid and binding obligation of Westaim enforceable against Westaim in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and to the general principles of equity.
Section 9.3 No Violations.
(a)	Neither the execution and delivery of this Agreement by Westaim, the consummation by it of the transactions contemplated hereby nor compliance by Westaim with any of the provisions hereof will: (i) violate, conflict with, or result in the breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Westaim or any of the Westaim Subsidiaries or affiliates under any of the terms, conditions or provisions of (A) the articles or by-laws of Westaim, or (B) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Westaim or any of the Westaim Subsidiaries is a party or to which Westaim or any of the Westaim Subsidiaries, or any of their respective properties or assets, may be subject or by which Westaim or any of the Westaim Subsidiaries is bound; or (ii) subject to compliance with Corporate Laws and Securities Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Westaim or any of the Westaim Subsidiaries (except, in the case of each of clauses (i) and (ii) directly above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Westaim or the Westaim Subsidiaries (taken as a whole) and would not have a material adverse effect on the ability of Westaim to consummate the transactions contemplated hereby).

(b)	Other than in connection with or in compliance with the provisions of Corporate Laws and Securities Laws: (i) there is no legal impediment to the performance by Westaim of its obligations under this Agreement or to the execution and delivery of this Agreement by Westaim and (ii) other than as set forth in the Westaim Disclosure Letter, no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary in connection with the Transactions.
Section 9.4 Capitalization of Westaim.
     As of the date hereof, the authorized share capital of Westaim consists of an unlimited number of Westaim Shares, an unlimited number of Class A Preferred Shares and an unlimited number of Class B Preferred Shares of which 94,214,632 Westaim Shares are issued and outstanding. As of the date hereof, 4,295,265 Westaim Options have been granted and are outstanding and the expiry dates and exercise prices thereof are detailed in the Westaim Disclosure Letter and 101,876 restricted share units are issued and outstanding with the terms thereof being detailed in the Westaim Disclosure Letter. Except as set forth above or in the Westaim Disclosure Letter, there are no securities of Westaim outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring, the issuance, sale or transfer by Westaim of any Westaim Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any Westaim Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Westaim except as set forth in the Westaim Disclosure Letter. All outstanding Westaim Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Westaim Shares issuable upon exercise of outstanding Westaim Options will, when issued, be duly authorized and validly issued as fully paid and non assessable shares.
Section 9.5 No Material Adverse Change.
     There has not been any material change in the assets, liabilities or obligations (absolute, contingent or otherwise) of Westaim and the Westaim Subsidiaries from the position set forth in the Westaim Financial Statements and there has not been any Material Adverse Change in respect of Westaim and the Westaim Subsidiaries since June 30, 2008; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of Westaim and the Westaim Subsidiaries (taken as a whole) or that could affect Westaim’s ability to consummate the transactions contemplated by this Agreement.
Section 9.6 Financial Statements.
     The Westaim Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied, the financial position and condition of Westaim, the Westaim Subsidiaries and Nucryst on a consolidated basis at the dates thereof and the results of the operations of Westaim, the Westaim Subsidiaries and Nucryst on a consolidated basis for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Westaim, the Westaim Subsidiaries and Nucryst on a consolidated basis as at the dates thereof.
Section 9.7 Minute Books.
     The corporate records and minute books of Westaim and the Westaim Subsidiaries have been maintained in accordance with all applicable statutory requirements and are true, correct, accurate and up-to-date in all material respects.
Section 9.8 Ownership of Subsidiaries.
(a)	Except as set forth in the Westaim Disclosure Letter, Westaim is the registered and beneficial owner of 100% of the outstanding securities of each of the Westaim Subsidiaries with good and valid title to all such securities, free and clear of all liens and encumbrances and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Westaim Subsidiaries.

(b)	The only Subsidiaries of Westaim are the Westaim Subsidiaries and Nucryst.

(c)	Each of the Westaim Subsidiaries other than iFire, iFire IP Corporation and 1294339 Ontario Inc. has no material assets or liabilities and has not carried on business since incorporation.

(d)	All past Subsidiaries of Westaim, have been duly wound up, dissolved, amalgamated or sold.

(e)	All of the Persons that have been wound up, dissolved, or amalgamated into Westaim (or any predecessor of Westaim) are listed in the Westaim Disclosure Letter, along with the jurisdiction of incorporation of such entity and the date of its amalgamation with or wind-up into Westaim, as the case may be.

(f)	Westaim is the registered and beneficial owner of 13,691,700 common shares in the capital of Nucryst.
Section 9.9 Compliance with Applicable Laws.
     Each of Westaim and the Westaim Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirement of any governmental or regulatory bodies applicable to Westaim and the Westaim Subsidiaries of each jurisdiction in which Westaim and the Westaim Subsidiaries carry on their business (except to the extent that the failure to so comply would not have a Material Adverse Effect on Westaim and the Westaim Subsidiaries, taken as a whole) and holds all licences, registrations and qualifications in all jurisdictions in which Westaim and the Westaim Subsidiaries carry on their business which are necessary to carry on the business of Westaim and the Westaim Subsidiaries (other than those that, the failure of which to so hold, would not have a Material Adverse Effect on Westaim and the Westaim Subsidiaries, taken as a whole), as now conducted and as presently proposed to be conducted and all such licenses, registrations or qualifications are valid and existing and in good standing and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or would reasonably be expected to have a Material Adverse Effect on the business of Westaim or any of its subsidiaries (taken as a whole), as now conducted or as proposed to be conducted.
Section 9.10 Conduct of Operations.
     Any and all operations of Westaim and the Westaim Subsidiaries and, to the knowledge of Westaim, any and all operations by third parties, on or in respect of the assets and properties of Westaim and the Westaim Subsidiaries, have, in all material respects, been conducted in accordance with good industry practices.
Section 9.11 Environmental Matters.
     Except as set forth in the Westaim Disclosure Letter and to the extent that any violation or other matter referred to in this subparagraph does not have a Material Adverse Effect on Westaim and the Westaim Subsidiaries (taken as a whole):
(a)	to the knowledge of Westaim, Westaim and the Westaim Subsidiaries are not in violation of any applicable Environmental Laws;

(b)	to the knowledge of Westaim, Westaim and the Westaim Subsidiaries have operated their business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(c)	to the knowledge of Westaim, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Westaim or the Westaim Subsidiaries that have not been remedied;

(d)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Westaim or the Westaim Subsidiaries;

(e)	neither Westaim nor the Westaim Subsidiaries have failed to report to the proper Governmental Entity the occurrence of any event which is required to be so reported by any Environmental Law; and

(f)	Westaim and the Westaim Subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of their business and the ownership and use of their assets, all such licenses, permits and approvals are in full force and effect, and neither Westaim nor the Westaim Subsidiaries have received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated.
Section 9.12 Tax Matters.
(a)	All Tax Returns required to be filed by or on behalf of Westaim and the Westaim Subsidiaries have been duly filed on a timely basis and such Tax Returns were complete and correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis and no other Taxes are payable by Westaim and the Westaim Subsidiaries with respect to items or periods covered by such Tax Returns.

(b)	Westaim and the Westaim Subsidiaries have paid or provided adequate accruals for Taxes as at June 30, 2008 in the Westaim Financial Statements as at and for the period ended June 30, 2008, in conformity with Canadian GAAP applied on a basis consistent with those of prior years.

(c)	For all periods covered by the filed Tax Returns disclosed in the Disclosed Information, Westaim has made available to the Companies true and complete copies of; (i) material portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Westaim or the Westaim Subsidiaries or on behalf of Westaim or the Westaim Subsidiaries relating to Taxes; and (ii) all material federal, provincial, state, local or foreign income or franchise Tax Returns for Westaim and the Westaim Subsidiaries.

(d)	No material deficiencies exist or have been asserted with respect to Taxes paid by Westaim and the Westaim Subsidiaries. Neither Westaim nor the Westaim Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or to Westaim’s knowledge threatened against Westaim, the Westaim Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Westaim or the Westaim Subsidiaries. There is no audit in process, pending or, to the knowledge of Westaim, threatened by a Governmental Entity relating to the Tax Returns of Westaim or the Westaim Subsidiaries for the last three (3) years.
(e)	Westaim and the Westaim Subsidiaries have withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Time of Closing and has remitted such withheld amounts within the prescribed periods to the applicable Governmental Entity. Westaim and the Westaim Subsidiaries have remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the applicable Governmental Entity within the time required by applicable law. Westaim and the Westaim Subsidiaries have charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Westaim and the Westaim Subsidiaries, as the case may be.

(f)	To Westaim’s knowledge, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property payable in respect of Westaim’s or a Westaim Subsidiary’s assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and there are no unpaid taxes or assessments which could result in a lien or charge on their respective assets.

(g)	the details of the federal tax pools of Westaim and the operating Westaim Subsidiaries, as reflected on their tax returns filed for the 2007 taxation year and the estimated changes for the six months ended June 30, 2008, including the expiration dates of such tax pools, are set forth in the Westaim Disclosure Letter.
Section 9.13 Debt and Working Capital.
     Westaim’s and the Westaim Subsidiaries’ total consolidated indebtedness for borrowed money calculated in accordance with Canadian GAAP is nil.
Section 9.14 No Default Under Lending Agreements.
     No event of default or breach of any covenant has occurred under Westaim’s or the Westaim Subsidiaries’ existing banking and lending agreements.
Section 9.15 No Undisclosed Material Liabilities.
     Except: (a) as disclosed or reflected in the Westaim Financial Statements; and (b) for liabilities and obligations: (i) incurred in the ordinary and normal course of business; or (ii) pursuant to the terms of this Agreement, neither Westaim nor the Westaim Subsidiaries has incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian GAAP to be reflected on the balance sheet of Westaim) that have constituted or would be reasonably likely to constitute a Material Adverse Change in respect of Westaim and the Westaim Subsidiaries (taken as a whole).

Section 9.16 Material Contracts.
     Except for this Agreement or as disclosed in the Westaim Disclosure Letter, there are no material contracts or agreements to which Westaim or any Westaim Subsidiary is a party or by which it is bound.
Section 9.17 Employment Agreements.
     Except as disclosed in the Westaim Disclosure Letter, neither Westaim nor any Westaim Subsidiary is a party to any written employment or consulting agreement or any verbal employment or consulting agreement, which may not be terminated on one month’s notice or which provides for a payment on a change of control of Westaim or severance of employment.
Section 9.18 Employee Benefit Plans.
     Except as disclosed in the Westaim Disclosure Letter, neither Westaim nor any Westaim Subsidiary has a defined benefit plan or other employee benefit plan and neither Westaim nor any Westaim Subsidiary has made any agreements or promises in respect of such plan.
Section 9.19 Litigation, Etc.
     As at the date hereof, there are no actions, suits or proceedings pending, or to the knowledge of Westaim threatened, against Westaim or any of the Westaim Subsidiaries before or by any federal, provincial, state, local, foreign, municipal or other governmental department, commission, board, bureau, agency, court or instrumentality, which action, suit or proceeding involves the possibility of any judgment against or liability of Westaim or any of the Westaim Subsidiaries or any other person which, if successful, would have a Material Adverse Effect on Westaim and the Westaim Subsidiaries (taken as a whole) or materially affect the ability of Westaim to consummate the transactions contemplated hereby.
Section 9.20 Disclosure.
     Westaim has disclosed to the Companies in the Disclosed Information any information in its possession of which it is aware regarding any event, circumstance or action taken which could reasonably be expected to have a Material Adverse Effect on Westaim or the Westaim Subsidiaries (taken as a whole).
     The data and information with respect to Westaim and the Westaim Subsidiaries including, without limitation, their respective assets, reserves, liabilities, business prospects, affairs and operations provided by Westaim in the Disclosed Information was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make the data or information provided, taken as a whole, not misleading in any material respect as at the respective dates thereof.
Section 9.21 No Guarantees or Indemnities.
     Except as set forth in the Westaim Disclosure Letter, neither Westaim nor any of the Westaim Subsidiaries is a party to or bound by any agreement of guarantee, indemnification or other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person.
Section 9.22 Reporting Issuer.
     Westaim is a reporting issuer in all of the provinces and territories of Canada, the issued and outstanding Westaim Shares are listed and posted for trading on the TSX, and Westaim is in material compliance with the by-laws, rules and regulation of the TSX.

Section 9.23 No Cease Trade Orders.
     No securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Westaim and Westaim is not in default of any requirement of applicable Securities Laws that would have a Material Adverse Effect on the transactions contemplated by this Agreement.
Section 9.24 No Loans.
     Neither Westaim nor any of the Westaim Subsidiaries has any loans or other indebtedness currently outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with Westaim or any of the Westaim Subsidiaries.
Section 9.25 Public Record.
     The information and statements filed by or on behalf of Westaim with the securities commissions and similar regulatory authorities in Canada and the United States in compliance, or intended compliance, with applicable Securities Laws were true, correct and complete, in all material respects, and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change occurred in relation to Westaim which has not been publicly disclosed, and Westaim has not filed any confidential material change reports which continue to be confidential.
Section 9.26 Nucryst Public Record.
     To the knowledge of Westaim, the information and statements filed by or on behalf of Nucryst with the securities commissions and similar regulatory authorities in Canada and the United States in compliance or intended compliance, with applicable Securities Laws were true, correct and complete, in all respects, and did not contain any misrepresentation, as of the respective date of such information or statements, and no material change has occurred in relation to Nucryst which has not been publicly disclosed, and Nucryst has not filed any confidential material change reports which continue to be confidential.
Section 9.27 Westaim Shares to be Issued.
     The Westaim Board has reserved and allotted to Arcticor, Holders of Plumb-Line Securities, Holders of Plumb-Line Holdings LP Securities and Holders of PLMG Securities, as the case may be, that number of Westaim Shares as are issuable upon the completion of the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase and, when issued in accordance with the terms of this Agreement, such Westaim Shares will be issued as fully paid and non-assessable.
Section 9.28 No Material Transactions.
     Except as set forth in the Westaim Disclosure Letter, since June 30, 2008 neither Westaim nor any Westaim Subsidiary has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to Westaim and the Westaim Subsidiaries (taken as a whole), which is not in the ordinary course of business.
Section 9.29 Restrictions on Business.
     Other than as disclosed in the Westaim Disclosure Letter, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Westaim or any Westaim

Subsidiary is a party or by which any of them is otherwise bound that would now or hereafter in any way may limit its business or operations in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Westaim or any Westaim Subsidiary from engaging in their respective business or from competing with any person or in any geographic area.
Section 9.30 Outstanding Acquisitions or Dispositions.
     Other than as disclosed in the Westaim Disclosure Letter, neither Westaim nor any Westaim Subsidiary has any rights to purchase any assets, properties or undertakings of third parties nor do any of them have any obligation to sell assets, properties or undertakings.
Section 9.31 Insurance.
     Policies of insurance in force as of the date hereof naming Westaim as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Westaim and the Westaim Subsidiaries (prior to giving effect to the Transactions) to the extent customary in respect of the business carried on by Westaim and the Westaim Subsidiaries.
Section 9.32 Shareholder Rights Plan.
     Westaim does not have a shareholder rights plan or other form of plan, agreement, contract or instrument that will trigger any rights to acquire Westaim Shares or other securities of Westaim or rights, entitlements, privileges in favour of any Person upon the entering into of this Agreement or in connection with the Reorganization.
Section 9.33 Survival of Representations and Warranties.
     The representations and warranties of Westaim contained in this Agreement shall be true at the Time of Closing as though they were made by Westaim at the Time of Closing. The representations and warranties of Westaim contained in this Agreement shall not survive closing of the Transaction.
ARTICLE 10
COVENANTS AND AGREEMENTS
Section 10.1 Mutual Covenants.
(a)	Each of Westaim, Arcticor, Plumb-Line and PLMG agrees that until the earlier of the Effective Date or the date of termination of this Agreement in accordance with Article 12, in each case except with the prior written consent of the other Parties to any deviation therefrom or as expressly contemplated by this Agreement:
(i)	it and its respective Subsidiaries shall (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst) and shall cause Nascor to (in the case of Arcticor), other than with respect to the A&K Spinout and the iFire Disposition:
(A)	carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice,

(B)	use reasonable best efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and
(C)	maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time;
(ii)	it shall not (in the case of Westaim, Plumb-Line and PLMG), and shall cause Nascor to not (in the case of Arcticor), and it shall not permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst):
(A)	except, in the case of Plumb-Line and the Plumb-Line Subsidiaries, for the distributions to be made to Plumb-Line Securityholders in amounts not exceeding an aggregate of $771,412.20 prior to the Time of Closing or to give effect to the A&K Spinout, declare or pay any dividends on, make other distributions or return capital in respect of any of its outstanding securities;

(B)	except for the Consolidation and any split or consolidation of the Westaim Shares completed pursuant to Section 10.8(b)(i) hereof, split, combine or reclassify any of its securities;

(C)	issue, authorize or proposed the issuance of, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any of its securities including any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, its securities, except, in the case of Westaim, no more than 358,138 Westaim Shares issued pursuant to Westaim Options outstanding on the date hereof and restricted share units of Westaim outstanding on the date hereof, except, in the case of Plumb-Line, Plumb-Line Holdings LP Securities issued pursuant to the Four Star Acquisition and except, in the case of PLMG, PLMG Securities issued in connection with the capitalization of PLMG and PLMG Securities issued pursuant to the F&D Acquisition;

(D)	except as disclosed above in paragraph (C), enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any of its securities or any security convertible into or exchangeable for such securities;
(iii)	it shall not, (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to not (in the case of Arcticor), nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst):
(A)	except in the case of Plumb-Line in connection with the Asty Acquisition and the Four Star Acquisition indebtedness of not greater than $35,000,000 and except in the case of PLMG in connection with the

F&D Acquisition indebtedness of not greater than $6,000,000, incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, or
(B)	enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such Party or any of its Subsidiaries in connection with any indebtedness;
(iv)	it (in the case of Westaim, Plumb-Line and PLMG) shall, and it shall cause Nascor (in the case of Arcticor) to, not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst):
(A)	increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its Subsidiaries, other than, in the case of Westaim, run-off insurance for directors and officers for six years and severance or other termination payments payable to each employee of Westaim upon consumation of the Transactions contemplated herein not exceeding in each case the respective amounts set out in the Westaim Disclosure Letter (it being understood that each employee of Westaim will be terminated effective at the Time of Closing);

(B)	increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such Party or any of its Subsidiaries;

(C)	accelerate the vesting of any unvested equity compensation options or otherwise amend, vary or modify any plans or the terms of any equity compensation option; or

(D)	adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement;
(v)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), amend or propose to amend its Charter Documents except as expressly contemplated in this Agreement;

(vi)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due;
(vii)	except as required by applicable Laws, it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement;

(viii)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), make any changes to the existing accounting practices, methods and principles relating to such Party or any Subsidiary of such Party except as required by Law or by Canadian GAAP as advised by such Party’s or such Subsidiary’s regular independent accountants, as the case may be;

(ix)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), make or rescind any material tax election;

(x)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any Subsidiary to (in the case of Westaim, Plumb-Line and PLMG but, in the case of Westaim, not including Nucryst), (a) enter into any confidentiality or standstill agreement (other than in respect of confidentiality agreements entered into in the ordinary course of business), or (b) amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision;

(xi)	it shall not, nor shall it permit any of its Subsidiaries to (except for Nucryst in the case of Westaim), take or fail to take any action which would cause any of such Party’s representations or warranties hereunder to be untrue or would be reasonably expected to prevent or materially impede, interfere with or delay the Transactions;

(xii)	it shall (in the case of Westaim, Plumb-Line and PLMG), and it shall cause Nascor to (in the case of Arcticor), not, nor shall it permit any of its Subsidiaries to (in the case of Westaim, Plumb-Line and PLMG), agree in writing or otherwise to take any of the actions as described above in clauses (ii) through (xi).
(b)	Each of Westaim, Arcticor, Plumb-Line and PLMG shall promptly advise the other Parties in writing:
(i)	of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);
(ii)	of any Material Adverse Effect on such Party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such Party; and

(iii)	of any material breach by such Party of any covenant, obligation or agreement contained in this Agreement.
(c)	Each of Westaim, Arcticor, Plumb-Line and PLMG shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, perform all obligations required to be performed by such Party or any of its Subsidiaries under this Agreement, cooperate with the other Party hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of Westaim, Arcticor, Plumb-Line and PLMG shall:
(i)	use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 11 hereof;

(ii)	apply for and use reasonable best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such Party or any of its Subsidiaries and, in doing so, to keep the other Party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other Party with copies of all related applications and notifications, in draft form, in order for such other Party to provide its reasonable comments;

(iii)	use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such Party or such Party’s Subsidiaries with respect to the Transactions contemplated hereby;

(iv)	use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the Transactions contemplated hereby;

(v)	use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the Parties to consummate the Transactions contemplated hereby;

(vi)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from such Party or any of such Party’s Subsidiaries in connection with the Transactions contemplated hereby; and

(vii)	use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such Party or any of such Party’s Subsidiaries to consummate the Transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such Party or such Party’s Subsidiaries to consummate the transactions contemplated hereby.
Section 10.2 Covenants of Westaim.
(a)	Westaim covenants and agrees, to and after the Effective Time, that it and any successor to it will honour and comply with the terms of all existing employment agreements, termination, severance and retention plans or policies of Westaim.

(b)	Westaim shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Westaim Meeting without Arcticor’s, Plumb-Line’s and PLMG’s prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Westaim Shareholders as expressed by ordinary resolution.

(c)	[Competitively sensitive information intentionally omitted.]

(d)	Westaim shall not and shall cause iFire and its other Subsidiaries to not amend any material definitive agreements in respect of the iFire Disposition without the prior consent of the Companies, such consent not to be unreasonably withheld.

(e)	Westaim shall solicit proxies, by mailing the Circular and related materials, for the approval of the Westaim Reorganization Resolutions and related matters in accordance with applicable Laws.

(f)	Westaim shall vote the common shares of Nucryst that it beneficially owns against any proposed resolution of the shareholders of Nucryst in respect of the following:
(i)	a split, combination or reclassification of the outstanding common shares of Nucryst;

(ii)	the issue or authorization of the issuance of any securities of Nucryst;

(iii)	any amendment to the Charter Documents of Nucryst; and

(iv)	any business combination transaction involving Nucryst including, without limitation, by way of a sale or purchase of securities or assets or a merger, amalgamation, plan of arrangement or other means.
Section 10.3 Covenants Regarding Non-Solicitation
(a)	Westaim shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by either of them, or their respective officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal. Westaim shall promptly send or cause to be sent a letter to all parties who have entered into confidentiality agreements with it in connection with the process giving rise to this Agreement, requiring all materials provided to such parties by it to be destroyed or returned to it or its agents or advisors and shall use reasonable commercial efforts to ensure that such requests are honoured.

(b)	Subject to Subsections 10.3(c), (d) and (e) below, Westaim shall not, directly or indirectly, through any of its Subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its Subsidiaries:

(i)	solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding an Acquisition Proposal;

(ii)	participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)	withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to the Companies, the approval of its board of directors of the Reorganization or the recommendation of its board of directors to vote in favour of the Westaim Reorganization Resolutions;

(iv)	furnish or provide access to any information concerning it, its Subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(v)	waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(vi)	accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal.
(c)	Notwithstanding Subsection 10.3(b) above, prior to the Time of Closing, Westaim and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:
(i)	such Person has first made an unsolicited bona fide Acquisition Proposal which the Westaim Board determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)	the Westaim Board, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)	it has provided to the Companies the information required to be provided under Subsections 10.3(d) and (e) in respect of such Acquisition Proposal and has promptly notified the Companies in writing of the determinations in paragraphs 10.3(c)(i)and (ii) above.
(d)	Westaim shall promptly notify the Companies, at first orally and then in writing, of any Acquisition Proposal received after the date hereof, or any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to it received after the date hereof or for access to its properties, books or records by any Person that informs it that it is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as the Companies may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Westaim shall keep the Companies informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Westaim shall provide the Companies with access to any information provided to any such Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal which has not already been provided to the Companies.
(e)	Westaim shall promptly give the Companies orally and in writing, notice of any determination by the Westaim Board that a bona fide Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. For a period of three (3) Business Days after providing notice of such determination by the Westaim Board, Westaim agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Reorganization. In addition, during such three (3) Business Day period, Westaim shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Companies and their financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement as would enable Westaim to proceed with the Reorganization as amended rather than the Superior Proposal. In the event the Companies propose to amend this Agreement to provide that the Westaim Shareholders shall receive a value per share equal to or having a value greater than the value per share provided in the Superior Proposal and so advise the Westaim Board prior to the expiry of such three (3) Business Day period, the Westaim Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Reorganization. If the Westaim Board continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects the Companies’ amended proposal, Westaim may terminate this Agreement, provided however, that Westaim must pay to the Companies the non-completion fee described in Section 10.4 with such termination. In the event that Westaim provides the Companies with a copy of the notice referred to in this Subsection 10.3(e) on a date that is less than three (3) Business Days prior to the Westaim Meeting, Westaim shall adjourn the Westaim Meeting to a date that is not less than three (3) Business Days and not more than 10 Business Days after the date of the notice.

(f)	Nothing contained in this Section 10.3 or any other provision of this Agreement shall prohibit the Westaim Board from: (i) making any disclosure of an Acquisition Proposal to the Westaim Shareholders prior to the Time of Closing if, in the good faith judgment of such board of directors after receiving the advice of outside counsel, such disclosure is necessary for the board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) providing information to or otherwise dealing and negotiating with Persons including potential investors and potential agents and underwriters in respect of the Equity Financing; and (iv) providing information to, soliciting offers from or entering into or continuing negotiations or discussions with any third Person with respect to offers to purchase the assets of iFire and 1294339 Ontario Inc. and the shares of iFire IP Corporation and Westaim may accept any such offers and sell or enter into agreements to sell such assets or shares at any time provided that Westaim shall promptly advise the Companies of the existence and terms of any proposal or offer in respect thereof received by Westaim and subject to the Companies’ approval thereof, such approval not to be unreasonably withheld.
(g)	Westaim also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Subsection 10.3(e) to initiate an additional three (3) Business Day notice period.

(h)	The Companies agree that all information that may be provided to it by Westaim, as the case may be, with respect to any Acquisition Proposal pursuant to this Section 10.3 shall be treated as if it were “Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.
Section 10.4 Westaim Non-Completion Fee.
     If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 12 (provided there is no material breach or non-performance by the Companies of a material provision of this Agreement):
(a)	the Westaim Board fails to make or withdraws, qualifies or changes any of its recommendations, approvals or determinations referred to in Sections 4.5 and 10.2 or publicly proposes to do any of the foregoing, in a manner adverse to the Companies or resolves to do so prior to the Time of Closing;

(b)	Westaim recommends, approves or enters into or proposes publicly to accept, recommend, approve or enter into any agreement with any Person to implement a Superior Proposal subject to compliance with Section 10.3;

(c)	an Acquisition Proposal is publicly announced, proposed, offered or made to the Westaim Shareholders prior to the date of the Westaim Meeting and (i) such Acquisition Proposal has not expired or been withdrawn at the time of the Westaim Meeting and (ii) the Westaim Shareholders do not approve the Westaim Reorganization Resolutions and (iii) such Acquisition Proposal is completed within nine months of the termination of this Agreement; or

(d)	Westaim shall have taken any action or have failed to take any action that results in Westaim being in breach of any of its covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Westaim and the Westaim Subsidiaries (taken as a whole) or materially impede the completion of the Reorganization, and Westaim fails to cure such breach within five (5) Business Days after receipt of written notice thereof from the Companies (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);
(each of the above being a “Westaim Payment Event”), then in the event of the termination or contemplated termination (in the case of Section 12.2(j)) of this Agreement pursuant to Article 12, Westaim shall pay to the Companies $2,250,000 as a non-completion fee in immediately available funds to an account designated by the Companies within two (2) Business Days after the first to occur of any one of such Westaim Payment Events. Following a Westaim Payment Event, but prior to payment of the non-completion fee, Westaim shall be deemed to hold such payment in trust for the Companies. For greater certainty, the Parties agree that any payment of the non-completion fee by Westaim pursuant to this Section 10.4 is a payment of liquidated damages which are a genuine pre-estimate of the damages that the Companies will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. The Companies agree that the payment made pursuant to Section 10.4 is the sole monetary remedy of the Companies in respect of any breach of this Agreement by Westaim; provided, however, that any payment made pursuant to Section 10.4 hereof shall be without prejudice to the rights and remedies available to the Companies in respect of any claim based on the fraud or wilful misconduct of Westaim, including, without limitation, an intentional breach of Section 10.3. Westaim shall only be obligated to pay one non-completion fee under this Section 10.4.
Section 10.5 Covenants of Arcticor, Plumb-Line and PLMG.
(a)	Each of Arcticor, Plumb-Line and PLMG hereby agree until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 12 not to, except in connection with the Equity Financing including potential investors therein and potential agents or underwriters thereof (and in such event on terms acceptable to Westaim), provide information to, solicit offers from, or enter into or continue negotiations or discussions with any third party with respect to any transaction in the nature of the Transactions, whether by way of a sale of Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG or by way of the sale of a substantial or majority interest in the Nascor Securities or Plumb-Line Securities or PLMG Securities, or any business combination transaction involving Arcticor (that would also include Nascor), Nascor, Plumb-Line or PLMG including, in each case and without limitation, by way of a sale of securities or assets or a merger, amalgamation, plan of arrangement or other means.

(b)	The Companies acknowledge that the Westaim Supporting Shareholders have entered into the Support Agreements in their capacity as Westaim Shareholders and that having done so does not derogate from the discharging of their duties as directors and/or officers of Westaim. It is further acknowledged that nothing contained herein or in the Support Agreements shall prevent any director or officer of Westaim from discharging his or her legal or fiduciary obligations as a director or officer, subject to compliance with this Agreement.

(c)	If, at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 12 (provided there is no material breach or non-performance by Westaim of a material provision of this Agreement), the Companies shall have taken any action or have failed to take any action that results in any of the Companies being in breach of any of their respective covenants, agreements, representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Plumb-Line and the Plumb-Line Subsidiaries (taken as a whole), Nascor or PLMG or materially impede the completion of the Reorganization, and the Companies fail to cure such breach within five (5) Business Days after receipt of written notice thereof from Westaim (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date) (a “Company Payment Event”), then in the event of the termination or contemplated termination (in the case of Section 12.2(l)) of this Agreement pursuant to Article 12, the Companies shall pay to Westaim $2,250,000 as a non-completion fee in immediately available funds to an account designated by Westaim within two (2) Business Days after the occurrence of such Company Payment Event. Following a Company Payment Event, but prior to payment of the non-completion fee, the Companies shall be deemed to hold such payment in trust for Westaim. For greater certainty, the Parties agree that any payment of the non-completion fee by the Companies pursuant to this Section 10.5(c) is a payment of liquidated damages which are a genuine pre-estimate of the damages that Westaim will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Westaim agrees that the payment made pursuant to this Section 10.5(c) is the sole monetary remedy of Westaim in respect of any breach of this Agreement by the Companies; provided, however, that any payment made pursuant to this Section 10.5(c) shall be without prejudice to the rights and remedies available to Westaim in respect of any claim based on the fraud or wilful misconduct of the Companies. The Companies shall only be obligated to pay one non-completion fee under this Section 10.5(c).
(d)	If Plumb-Line completes the A&K Spinout, the definitive agreement in respect of the A&K Spinout will contain industry standard representations, warranties and covenants consistent with transactions of similar nature conducted in the Province of Alberta. Plumb-Line will provide Westaim the ability to review the definitive agreement in respect of the A&K Spinout and shall consult with Westaim prior to the execution thereof.

(e)	Plumb-Line shall not and shall cause its Subsidiaries to not amend any material definitive agreements in respect of the Asty Acquisition, the F&D Acquisition or the Four Star Acquisition without the prior consent of Westaim, such consent not to be unreasonably withheld.

(f)	The Companies shall use all reasonable commercial efforts to ensure that, prior to October 15, 2008, Westaim shall have received PLMG Lock-up Agreements, duly executed by each of the PLMG Shareholders in respect of all PLMG Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person which shall, in the aggregate, represent not less than 100% of the PLMG Securities issued and outstanding at the Effective Time, and none of such agreements shall have been terminated by any PLMG Shareholder.

(g)	The Companies shall use all reasonable commercial efforts to ensure that, prior to October 15, 2008, Westaim shall have received Four Star Lock-up Agreements, duly executed by each of the Four Star Securityholders in respect of all Plumb-Line Holdings LP Securities owned or to be owned by such person, directly or indirectly, or over which control or direction is or will be exercised by such person at the Effective Time, and none of such agreements shall have been terminated by any Four Star Securityholder.

Section 10.6 Access to Information.
(a)	Subject to Subsection 10.6(b) and applicable Laws, upon reasonable notice to such Party, each of Westaim, Arcticor, Plumb-Line and PLMG shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of the other Parties access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its (in the case of Westaim, Plumb-Line and PLMG) and Nascor’s (in the case of Arcticor) properties, books, contracts and records as well as to its (in the case of Westaim, Plumb-Line and PLMG) and Nascor’s (in the case of Arcticor) management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such Party. During such period, each of Westaim, Arcticor, PLMG and Plumb-Line shall (and shall cause each of its Subsidiaries to) furnish promptly to the other Party all information concerning such Party’s (in the case of Westaim, Plumb-Line and PLMG) and Nascor’s (in the case of Arcticor) business, properties and personnel as the other Party may reasonably request.

(b)	The Parties acknowledge that certain information received pursuant to Subsection 10.6(a) will be non-public or proprietary in nature and that such Parties shall not disclose such information to third parties without the prior written consent of the other Party unless required to do so by Law.
Section 10.7 Use of Westaim Financial Statements
     Westaim shall make available to the Companies, and consents to the use of, all financial statements and other information of Westaim which may be required to be disclosed in the Plumb-Line Directors’ Circular or in any other documents required to be filed by the Companies, as required under Securities Laws, provided that such financial statements are in existence and such other information is available on the date of this Agreement. Such financial statements shall be prepared in accordance with Canadian GAAP. If required by Securities Laws, such financial statements in the event they are not already audited or reviewed by Westaim’s auditors, shall be audited or reviewed, as the case may be, by Westaim’s auditors at the Companies’ expense. Westaim shall use reasonable commercial efforts to have its auditors, to the extent required by Securities Laws, provide the consent to the use of their report and the use of their name in connection with any disclosure by the Companies of such financial statements.
Section 10.8 Closing Matters.
(a)	The completion of the transactions contemplated under this Agreement shall be closed at the offices of Burnet, Duckworth & Palmer LLP, 1400, 350 - 7th Avenue S.W., Calgary, Alberta, at 2:30 p.m. (Calgary time) (or such other time as the Parties may agree to, acting reasonably) (the “Time of Closing”) on or before the second Business Day following:
(i)	the approval of the Westaim Reorganization Resolutions in respect of the Reorganization; or

(ii)	the date on which all conditions to the Plumb-Line Offer have been satisfied and Westaim is able to take-up and pay for securities deposited thereunder, whichever is later, or on such other date or at such other place as the Parties may agree.

(b)	Each of Westaim, Arcticor, Plumb-Line and PLMG shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents as may be required by the other Parties hereto, acting reasonably. For greater certainty, the following matters shall occur in the following order at the Time of Closing (subject to the terms and conditions set forth in this Agreement and the Plumb-Line Offer):
(i)	if the Westaim Shares Adjustment is a number other than zero then, prior to taking any other action referenced in this Section 10.8(b), Westaim shall:
(A)	if the Westaim Shares Adjustment is a negative number, file articles of amendment with the Registrar whereby the Westaim Shares Combination is effected; or

(B)	if the Westaim Shares Adjustment is a positive number, file articles of amendment with the Registrar whereby the Westaim Shares Split is effected;
(ii)	the Articles of Amendment shall be filed;

(iii)	the Equity Financing shall be completed and the Equity Financing Gross Proceeds shall be released from trust and the Equity Financing Shares shall be issued to the subscribers under the Equity Financing;

(iv)	Westaim and the PLMG Shareholders shall execute the PLMG Share Purchase Agreement and Westaim shall purchase, and the PLMG Shareholders shall sell, all of the PLMG Securities pursuant thereto;

(v)	Westaim and Arcticor shall execute the Nascor Share Purchase Agreement and Westaim shall purchase, and Arcticor shall sell, all of the Nascor Securities and the Arcticor Warrant pursuant thereto;

(vi)	Westaim and the Four Star Securityholders shall execute the Four Star Security Purchase Agreement and Westaim shall purchase, and the Four Star Securityholders shall sell, all of the Plumb-Line Holdings LP Securities owned or controlled by the Four Star Securityholders pursuant thereto;

(vii)	Westaim shall take-up and pay for all Plumb-Line Securities deposited to the Plumb-Line Offer in accordance with the conditions of the Plumb-Line Offer; and

(viii)	Westaim shall deliver an executed copy of a resignation and mutual release of all of the officers and directors of Westaim and resolutions of the Westaim Board appointing the Company Nominees to the Westaim Board (it being understood that the Company Nominees shall sign any such resolutions of the Westaim Board to the extent required by Applicable Law).

ARTICLE 11
CONDITIONS
Section 11.1 Mutual Conditions Precedent.
     The respective obligations of Westaim, Arcticor, Plumb-Line and PLMG to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date;
(a)	the Westaim Reorganization Resolutions in respect of the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Westaim Meeting in accordance with applicable Laws;

(b)	the TSX shall have conditionally approved the Reorganization and the listing of the New Westaim Shares to be issued pursuant to the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase, the PLMG Share Purchase, the Equity Financing, the New Westaim Stock Option Plan and the New Westaim Restricted Share Unit Plan;

(c)	all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances;

(d)	closing of the Transactions shall have occurred on or before the Outside Date, provided that all Parties shall act in good faith and in a timely manner in so closing the Transactions;

(e)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under this Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under this Agreement in accordance with the terms and conditions hereof or thereof;

(f)	there shall not exist any prohibition at Law against the completion of the Transactions;

(g)	the Asty Acquisition, the F&D Acquisition and the Four Star Acquisition shall each be completed prior to or contemporaneous with the completion of the Transactions provided that the Companies shall act in good faith and in timely manner in so closing such acquisitions;

(h)	Equity Financing Gross Proceeds of $15,000,000 shall be held in trust with the only condition to the release of such proceeds and the consumation of the Equity Financing at the Equity Financing Offering Price being the approval of Westaim Shareholders of the Westaim Reorganization Resolutions and filing of the Articles of Amendment;

(i)	this Agreement shall not have been terminated under Article 12.
     The foregoing conditions are for the mutual benefit of Westaim, Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Westaim, Arcticor, Plumb-Line and PLMG at any time.

Section 11.2 Additional Conditions Precedent to the Obligations of Arcticor, Plumb-Line and PLMG.
     The obligations of Arcticor, Plumb-Line and PLMG to complete the transactions contemplated hereby shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:
(a)	Arcticor, Plumb-Line and PLMG shall be satisfied, acting reasonably, with any escrow provisions imposed by the TSX on any of the New Westaim Shares issued pursuant to the Transactions;

(b)	all outstanding Westaim Options, restricted share units and other rights to acquire common shares or other equity of Westaim or any of the Westaim Subsidiaries, other than currently outstanding share purchase warrants to acquire common shares of iFire (the details of which are set forth in the Westaim Disclosure Letter), shall be cancelled or exercised;

(c)	the Westaim Reorganization Resolutions in respect of the: (i) approval of the New Westaim Stock Option Plan; and (ii) approval of the New Westaim Restricted Share Unit Plan; shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Westaim Meeting in accordance with applicable Laws;

(d)	Westaim shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time and Westaim shall provide to Arcticor, Plumb-Line and PLMG a certificate certifying such compliance and Arcticor, Plumb-Line and PLMG shall have no knowledge to the contrary;

(e)	each of the representations and warranties of Westaim under this Agreement (which for purposes of this clause (e) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date; (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Westaim;

(f)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to Westaim and the Westaim Subsidiaries (taken as a whole), and since June 30, 2008 there shall have been no Material Adverse Change with respect to Nucryst;

(g)	since June 30, 2008, there shall have been no material change with respect to Nucryst in relation to: (i) the issuance of common shares of Nucryst (provided that the issuance of an aggregate of no more than 400,000 common shares of Nucryst shall not constitute a material change for purposes hereof); (ii) capital spending or capital spending commitments by Nucryst; and (iii) the assumption of debt by Nucryst;

(h)	as at November 30, 2008, Westaim and the Westaim Subsidiaries shall have no consolidated debt and consolidated net working capital determined, except as otherwise set forth in this Section 11.2(h), in accordance with Canadian GAAP, plus asset backed commercial paper (provided that for purposes of this Section 11.2(h) the asset backed commercial paper held by Westaim shall be valued at $6,000,000 and changes in the fair value of such asset backed commercial paper which occur after the date hereof shall not decrease the working capital of Westaim for purposes hereof), plus assets of iFire (provided that for purposes of this Section 11.2(h) the assets of iFire shall be valued at $4,000,000 and changes in the fair value of such assets which occur after the date hereof shall not decrease the working capital of Westaim for purposes hereof) of not less than $16.1 million (but before taking into account the proceeds from the Equity Financing or from any dispositions of shares of Nucryst, all of which shall be retained for the benefit of Westaim and under the terms and conditions indicated herein), and provided that the consolidated net working capital of Westaim and the Westaim Subsidiaries of $16.1 million for purposes of this Section 11.2(h) is computed before the following items:
(i)	Transaction costs to be paid by Westaim as provided for in Section 13.8;

(ii)	legal, accounting and other transaction costs related to the iFire Disposition;

(iii)	meeting and travel fees, deferred share unit costs and out-of-pocket expenses of the Westaim Board or committees of the Westaim Board (as such expenses have been historically accrued and accounted for) in respect of the Transactions and the iFire Disposition and any incremental liability relating to deferred share units outstanding immediately prior to the Time of Closing resulting from marked-to-market changes to the deferred share unit liability; and

(iv)	normal operating expenses of iFire during October, 2008 and November, 2008, including payroll, patent prosecution and maintenance, facility overheads such as rent, utilities, repairs and maintenance, security and operating supplies, and administrative expenses;
(i)	Arcticor, Plumb-Line and PLMG shall have received: (i) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that the conditions in Subsections 11.2(b), (d), (e) and (f) (as it relates to Westaim and the Westaim Subsidiaries) have been satisfied; and (ii) a certificate of Westaim addressed to Arcticor, Plumb-Line and PLMG and dated the Effective Date confirming that, to the knowledge of Westaim, the conditions in Subsections 11.2(f) (as it relates to Nucryst), (g), (h) and (j) have been satisfied;

(j)	there shall not have been a material adverse change in the working capital of Nucryst from June 30, 2008 other than changes in such working capital which are consistent with Nucryst’s historical operations and changes which are attributable to Nucryst’s ordinary course business operations;

(k)	the Westaim Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Westaim to permit the consummation of the transactions contemplated herein; and

(l)	on the date hereof, the Companies shall have received Westaim’s Support Agreements duly executed by each of the Westaim Supporting Shareholders in respect of all Westaim Shares, Westaim Options and Westaim restricted share units owned by such person, directly or indirectly, or over which control or direction is exercised by such person which shall in the aggregate, represent not less than 7% of the Westaim Shares issued and outstanding as of the date hereof.

     The foregoing conditions are for the benefit of Arcticor, Plumb-Line and PLMG and may be waived in writing, in whole or in part, by Arcticor, Plumb-Line and PLMG at any time.
Section 11.3 Additional Conditions Precedent to the Obligations of Westaim.
     The obligations of Westaim to complete the transactions contemplated hereby and the obligation of Westaim to file the Articles of Amendment shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:
(a)	Arcticor, Plumb-Line and PLMG shall have performed or complied with, in all material respects, each of their obligations, covenants and agreements hereunder to be performed and complied with by them on or before the Time of Closing and Arcticor, Plumb-Line and PLMG shall provide to Westaim a certificate certifying such compliance and Westaim shall have no knowledge to the contrary;

(b)	each of the representations and warranties of Arcticor, Plumb-Line and PLMG under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date; (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Nascor, Plumb-Line and PLMG, taken as a whole and giving effect to the completion of the Asty Acquisition, the Four Star Acquisition and the F&D Acquisition;

(c)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to Nascor;

(d)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to Plumb-Line, the Plumb-Line Subsidiaries, Four Star and the Asty Assets (taken as a whole);

(e)	since the date of this Agreement, there shall have been no Material Adverse Change with respect to PLMG, F&D and Sas-Can (taken as a whole);

(f)	Westaim shall have received a certificate of each of Arcticor, Plumb-Line and PLMG addressed to Westaim and dated the Effective Date certifying that the conditions in Subsections 11.3(a), (b), (c), (d) and (e) with respect to Arcticor, Plumb-Line and PLMG, respectively, have been satisfied;

(g)	the Arcticor GP Board and the partners of Arcticor shall have adopted all necessary resolutions, and all other necessary partnership action shall have been taken by Arcticor, to permit the consummation of the Transactions;

(h)	the Plumb-Line Board or the Plumb-Line Trustees shall have adopted all necessary resolutions, and all other necessary trust action shall have been taken by Plumb-Line, to permit the consummation of the Transactions;

(i)	the PLMG Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by PLMG, to permit the consummation of the Transactions;

(j)	Westaim shall be satisfied, acting reasonably, that the aggregate of Westaim’s consolidated bank indebtedness, current portion of long-term debt and long-term debt including, for greater certainty, the current portion and long-term portion of debts due to related parties, upon closing of the Transactions, excluding any bank indebtedness, current portion of long-term debt and long-term debt of Westaim, the Westaim Subsidiaries and Nucryst immediately prior to the Time of Closing, will not exceed $49,000,000 plus the operating line of credit of Con-Forte Contracting Group Inc. in the amount of $2,400,000 and plus the operating line of credit of Nascor in the amount of $5,000,000;

(k)	Westaim shall have received evidence satisfactory to it, acting reasonably, that the terms and conditions respecting Arcticor’s credit facilities and loans with HSBC Bank Canada pursuant to the Facility Letter between Arcticor and HSBC Bank Canada dated January 8, 2008, or otherwise, shall be amended such that HSBC Bank Canada’s recourse to the assets of Nascor shall be limited solely to the amount of debt owing by Nascor to Arcticor, which debt at the Time of Closing will not exceed $18,600,000;

(l)	the conditions to the Plumb-Line Offer shall have been satisfied or waived; and

(m)	(i) on the date hereof, Westaim shall have received Lock-up Agreements, duly executed by each of the Supporting Securityholders in respect of all Plumb-Line Securities owned by such person, directly or indirectly, or over which control or direction is exercised by such person which shall, in the aggregate, represent not less than 66 2/3% of the Plumb-Line Securities issued and outstanding as of the date hereof; (ii) prior to the mailing of the Circular to the Westaim Shareholders, Westaim shall have received Four Star Lock-up Agreements, duly executed by each of the Four Star Securityholders in respect of all Plumb-Line Holdings LP Securities owned by such person, directly or indirectly, or over which control or direction is exercised by such person; and (iii) prior to the mailing of the Circular to the Westaim Shareholders, Westaim shall have received PLMG Lock-up Agreements, duly executed by each of the PLMG Shareholders in respect of all PLMG Securities owned by such person, directly or indirectly, or over which control or direction is exercised by such person which shall, in the aggregate, represent not less than 100% of the PLMG Securities issued and outstanding as of the date hereof.
     The foregoing conditions are for the benefit of Westaim and may be waived in writing, in whole or in part, by Westaim at any time.
Section 11.4 Merger of Conditions.
     The conditions set out in Sections 11.1, 11.2 and 11.3 shall be conclusively deemed to have been satisfied, waived or released on consummation of the transaction contemplated hereunder.
ARTICLE 12
AMENDMENT AND TERMINATION
Section 12.1 Amendment.
     This Agreement may not be amended except by mutual written agreement of the Parties hereto.

Section 12.2 Termination.
     This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (notwithstanding any approval of the Westaim Reorganization Resolutions by the Westaim Shareholders):
(a)	by the mutual written consent of Westaim, Arcticor, Plumb-Line and PLMG (without further action on the part of the Westaim Shareholders if terminated after the Westaim Meeting);

(b)	by Westaim, Arcticor, Plumb-Line or PLMG, if there shall be any Law that makes consummation of the Transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Westaim, Arcticor, Plumb-Line or PLMG from consummating the Transactions shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)	by Westaim, Arcticor, Plumb-Line or PLMG, if the Effective Date does not occur on or prior to the Outside Date or such other date as Westaim, Arcticor, Plumb-Line and PLMG may agree; provided, however, that the right to terminate this Agreement under this Subsection 12.2(c) shall not be available to any Party whose failure or whose affiliate’s failure to perform any material covenant, agreement or obligation hereunder has been the cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

(d)	by Westaim, Arcticor, Plumb-Line or PLMG, if at the Westaim Meeting, the requisite vote of the Westaim Shareholders to approve the Westaim Reorganization Resolutions in respect of the Plumb-Line Offer, Nascor Share Purchase, Four Star Security Purchase and PLMG Share Purchase shall not be obtained;

(e)	by Westaim, Arcticor, Plumb-Line or PLMG , by written notice to the other Parties, if any of the conditions precedent set out in Section 11.1 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no Party may rely on the failure to satisfy any of the conditions set out in Section 11.1 if the condition would have been satisfied but for a material failure by such Party in complying with its obligations hereunder;

(f)	by Arcticor, Plumb-Line or PLMG, by written notice to Westaim, if any of the conditions precedent set out in Section 11.2 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that Arcticor, Plumb-Line and PLMG may not rely on the failure to satisfy any of the conditions set out in Section 11.2 if the condition would have been satisfied but for a material failure by Arcticor, Plumb-Line or PLMG in complying with their obligations hereunder;

(g)	by Arcticor, Plumb-Line or PLMG, if Westaim has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 11.2(d) or (e) and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by Westaim;

(h)	by Westaim, by written notice to Arcticor, Plumb-Line and PLMG, if any of the conditions precedent set out in Section 11.3 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that

Westaim may not rely on the failure to satisfy any of the conditions set out in Section 11.3 if the condition would have been satisfied but for a material failure by Westaim in complying with its obligations hereunder;
(i)	by Westaim, if any of Arcticor, Plumb-Line or PLMG has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 11.3(a) or (b) and such breach is not curable or if curable, is not cured within 10 days after notice thereof has been received by the party alleged to be in breach;

(j)	by Westaim upon the occurrence of a Westaim Payment Event, provided that Westaim has paid to the Companies the Westaim non-completion fee as provided in Section 10.4;

(k)	by Arcticor, Plumb-Line or PLMG upon the occurrence of a Westaim Payment Event as provided in Section 10.4;

(l)	by the Companies upon the occurrence of a Company Payment Event, provided that the Companies have paid to Westaim the Company non-completion fee as provided in Section 10.5(c); or

(m)	by Westaim upon the occurrence of a Company Payment Event as provided in Section 10.5(c).
Section 12.3 Effect of Termination.
     If this Agreement is terminated in accordance with the provisions of Section 12.2, no Party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 12.3 and Subsections 10.4, 10.5(c), 10.6(b), Section 13.8 and Section 13.9; provided that neither the termination of this Agreement nor anything contained in this Section 12.3 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein.
ARTICLE 13
GENERAL
Section 13.1 Investigation.
     Any investigation by a Party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other Party to this Agreement.
Section 13.2 Notices.
     All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular Party at:

(a)	in the case of Westaim:

The Westaim Corporation
10th Floor, Sun Life Plaza 1, West Tower
144 - 4 Ave SW
Calgary, AB T2P 3N4

Attention: President and CEO
Telecopy number: (403) 237-8181

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, AB
T2P 4K7

Attention: David A. Spencer
Telecopy number: (403) 265-7219
(b)	in the case of the Companies:

1415 28th St. N.E.
Calgary, AB
T2A 2P6

Attention: President
Telecopy number: (403) 569-1955

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, AB
T2P 3N9

Attention: Bill Maslechko
Telecopy number: (403) 260-0355
or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing.
Section 13.3 Assignment.
     No Party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Transactions (whether by operation of law or otherwise) without the prior written consent of the other Parties.
Section 13.4 Binding Effect.
     This Agreement and the Transactions shall be binding upon and shall enure to the benefit of Westaim, Arcticor, Plumb-Line and PLMG and their respective successors and permitted assigns.

Section 13.5 Third Party Beneficiaries.
     Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.
Section 13.6 Waiver and Modification.
     The Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other Parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.
Section 13.7 Further Assurances.
     Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.
Section 13.8 Expenses.
(a)	If the Transactions are concluded, all reasonable costs incurred by Westaim or the Companies after June 19, 2008 in dealing with the Transactions and all matters directly or indirectly related thereto shall be the responsibility of Westaim.

(b)	If the Transactions are not concluded as a result of the Westaim Shareholders not approving the Westaim Reorganization Resolutions as contemplated by Section 11.1(a) then Westaim shall be responsible for the costs of its own legal counsel (except as provided in this Section 13.8) and auditors, the Companies shall be responsible for the costs of their own legal counsel (except as provided in this Section 13.8) and auditors, and all other costs reasonably incurred in connection with the Equity Financing after June 19, 2008 including the expenses and commission of any agents or underwriters retained in connection with the Equity Financing, legal costs of the Companies, legal costs of Westaim, securities commission filing fees, stock exchange listing fees, expenses associated with marketing the Equity Financing and any printing costs relating to the Equity Financing (collectively, the “Equity Financing Expenses”) shall be the responsibility of Westaim as to 50% and the responsibility of the Companies as to 50%.

(c)	If the Transactions are not concluded for any reason other than Westaim Shareholders failing to approve the Westaim Reorganization Resolutions as contemplated by Section 11.1(a), then Westaim shall be responsible for the costs of its own legal counsel (except as provided in this Section 13.8) and auditors, the Companies shall be responsible for the costs of their own legal counsel and auditors and, subject to the following proviso, the Companies shall be responsible for 100% of the Equity Financing Expenses; provided that if the reason the Transactions are not concluded is a breach by Westaim of this Agreement, then the Equity Financing Expenses incurred after June 19, 2008 shall be the responsibility of Westaim as to 50% and the responsibility of the Companies as to 50%.

Section 13.9 Public Announcements.
     The initial press release concerning the Transactions shall be a joint press release of Westaim and Plumb-Line; and thereafter the Parties agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Transactions, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each Party shall use its commercially reasonable efforts to enable the other Parties to review and comment on all such news releases prior to the release thereof. The Parties agree to issue jointly a news release with respect to the Transactions as soon as practicable following the execution of this Agreement. The Parties also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.
Section 13.10 Governing Law; Consent to Jurisdiction.
     This Agreement shall be governed by and be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as an Alberta contract. Each Party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.
Section 13.11 Entire Agreement.
     Other than the Confidentiality Agreement, this Agreement, and the other agreements and other documents referred to herein, constitute the entire agreement between Westaim, Arcticor, Plumb-Line and PLMG pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between Westaim, Arcticor, Plumb-Line and PLMG with respect to the subject matter hereof, including the letter of intent dated June 19, 2008 among Westaim, Arcticor and Plumb-Line, as amended.
Section 13.12 Time of Essence.
     Time is of the essence of this Agreement.
Section 13.13 Severability.
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 13.14 Counterparts.
     This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
     WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

THE WESTAIM CORPORATION

Per:	(Signed) “G.A. (Drew) Fitch”

Per:	(Signed) “Phil Greer”

ARCTICOR STRUCTURES LIMITED
PARTNERSHIP, by its General Partner,
Arcticor Structures Inc.

Per:	(Signed) “David Hall”

PLUMB-LINE INCOME TRUST, by its
Attorney, Plumb-Line Holdings Inc.

Per:	(Signed) “Marco De Dominicis”

PLUMB-LINE MASONRY GROUP INC.

Per:	(Signed) “Todd A. Vogt”

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SCHEDULE “A”
Conditions of the Plumb-Line Offer
Subject to the provisions of the Agreement, Westaim shall have the right to withdraw the Plumb-Line Offer or terminate the Plumb-Line Offer and shall not be required to take up, purchase or pay for, and shall have the right to extend the period of time during which the Plumb-Line Offer is open and postpone taking up and paying for, any securities deposited under the Plumb-Line Offer unless all of the following conditions are satisfied or waived by Westaim at or prior to the Expiry Time:
(a)	there shall have been deposited under the Plumb-Line Offer and not withdrawn 90% of the Plumb-Line Securities outstanding on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	the Westaim Reorganization Resolutions in respect of the Plumb-Line Offer, the Nascor Share Purchase, the Four Star Security Purchase and the PLMG Share Purchase shall have been approved by not less than 50% of the votes cast by Westaim Shareholders at the Westaim Meeting in accordance with applicable Laws;

(c)	all Appropriate Regulatory Approvals, including those of any stock exchanges, or other Securities Authorities shall have been obtained on terms satisfactory to Westaim in its sole discretion, acting reasonably;

(d)	Westaim shall have determined in its discretion, acting reasonably, that no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:
(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to Westaim of the Plumb-Line Securities or the right of Westaim to own or exercise full rights of ownership of the Plumb-Line Securities;

(ii)	which, if the Plumb-Line Offer were consummated, would reasonably be expected to have a Material Adverse Effect on Westaim or Plumb-Line; or

(iii)	which would materially and adversely affect the ability of Westaim to proceed with the Plumb-Line Offer and/or take up and pay for any Plumb-Line Securities deposited under the Plumb-Line Offer;
(e)	there shall not exist any prohibition at Law against Westaim making the Plumb-Line Offer or taking up and paying for any Plumb-Line Securities deposited under the Plumb-Line Offer;

(f)	there shall not exist or have occurred, a Material Adverse Change in respect of Plumb-Line;

(g)	at the Expiry Time all conditions to closing in favour of Westaim in Sections 11.1 and 11.3 of the Agreement shall have been satisfied or waived;

(h)	the Agreement shall not have been terminated;

A-2
(i)	the Lock-up Agreements have been complied with and shall not have been terminated; and

(j)	the Asty Acquisition, F&D Acquisition and the Four Star Acquisition shall have been completed.
The foregoing conditions are for the exclusive benefit of Westaim and may be asserted by Westaim regardless of the circumstances giving rise to such assertion. Westaim may, in Westaim’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which Westaim may have. The failure by Westaim at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be assessed at any time and from time to time. For greater certainty, each of the conditions set out in this Schedule “A” is independent of and in addition to each other condition set out in this Schedule “A” and may be asserted irrespective of whether any other condition may be asserted in connection with any particular event, occurrence or state of facts or otherwise.

SCHEDULE “B”
Form of Lock-Up Agreement
Effective as of October ____, 2008
Dear Securityholder:

Re:	Offer by The Westaim Corporation to purchase all of the issued and outstanding securities of Nascor Ltd., Plumb-Line Income Trust and Plumb-Line Masonry Group Inc.
     Reference is made to the Reorganization Agreement dated as of the date hereof (the “Reorganization Agreement”) among The Westaim Corporation (“Westaim”), Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“Plumb-Line”) and Plumb-Line Masonry Group Inc. (“PLMG”) pursuant to which Westaim has agreed (i) to purchase all of the issued and outstanding shares (the “Nascor Securities”) of Nascor Ltd. (“Nascor”) from Arcticor (the “Nascor Share Purchase”), (ii) to make an offer to purchase all of the issued and outstanding trust units (the “Plumb-Line Securities”) of Plumb-Line (the “Plumb-Line Offer”), (iii) to purchase all of the partnership interests of Plumb-Line Holdings Limited Partnership (other than such partnership interests as are held by Plumb-Line Holdings Inc. and Plumb-Line Commercial Trust), and (iv) to purchase all of the issued and outstanding shares of PLMG from the shareholders thereof. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Reorganization Agreement. Any references in this letter agreement to Arcticor Securities and Plumb-Line Securities owned by the Selling Securityholder (as defined below) shall mean such number of Arcticor Securities and Plumb-Line Securities and, where the context requires, shall include all Arcticor Securities and Plumb-Line Securities issued to the Selling Securityholder after the date hereof, if any.
     This letter agreement sets out the terms and conditions upon which the Selling Securityholder agrees, among other things, to: (i) support the Nascor Share Purchase and the Plumb-Line Offer; (ii) vote (or execute a resolution in writing in respect of) all of the limited partnership units of Arcticor that are, or will be, beneficially owned or controlled by the Selling Securityholder (the “Subject Arcticor Securities”) in favour of the special resolution of the partners of Arcticor authorizing the sale by Arcticor of the Nascor Securities; and (iii) deposit under the Plumb-Line Offer, or cause to be deposited under the Plumb-Line Offer, all of the Plumb-Line Securities (the “Subject Plumb-Line Securities”) that are, or will be, beneficially owned or controlled by the Selling Securityholder. This letter agreement also contains certain representations and warranties of the Selling Securityholder in favour of Westaim.
     We understand that you (the “Selling Securityholder”) or your associates beneficially own, directly or indirectly, or exercise control or direction over, the number of Subject Arcticor Securities and Subject Plumb-Line Securities set forth in your acceptance at the end of this letter agreement.
1. Covenants of Selling Securityholder
     By the acceptance of this letter agreement, the Selling Securityholder hereby agrees, subject to the terms of Sections 6 and 8 of this letter agreement, from the date hereof until the completion of the Nascor Share Purchase and the Plumb-Line Offer:
(a)	not to sell, transfer, assign, convey, pledge or otherwise dispose of, or agree to do the same, any of the Subject Arcticor Securities or Subject Plumb-Line Securities owned or controlled by such Selling Securityholder except as contemplated by the Reorganization Agreement;

(b)	unconditionally and irrevocably to accept and to cause any affiliate of such Selling Securityholder unconditionally and irrevocably to accept the Plumb-Line Offer made by Westaim by depositing the Subject Plumb-Line Securities presently owned or controlled or hereafter acquired or controlled by such Selling Securityholder prior to the expiry of the Plumb-Line Offer and in accordance with the terms and conditions of the Plumb-Line Offer;

(c)	not to exercise any statutory or other rights of withdrawal with respect to any Plumb-Line Securities owned or controlled by such Selling Securityholder or any affiliate of such Selling Securityholder once deposited pursuant to the Plumb-Line Offer unless this letter agreement is terminated prior to Westaim taking up the Plumb-Line Securities under the Plumb-Line Offer;

(d)	to vote (or execute a resolution in writing in respect of) all of the Subject Arcticor Securities in favour of any resolution of the partners of Arcticor in respect of the sale of the Nascor Securities by Arcticor and any other matters proposed by Arcticor that are necessary or desirable to complete the Reorganization;

(e)	not to exercise any securityholder rights or remedies available at common law or otherwise, including, without limitation, pursuant to applicable securities legislation, to delay, hinder, upset or challenge the Transactions;

(f)	not to take any action, directly or indirectly, which may in any way adversely affect the success of the Transactions; and

(g)	promptly notify Westaim upon any of the Selling Securityholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during the currency of this Agreement (irrespective of any language which suggests that it is only being given as at the date hereof).
2. Covenants of Westaim
(a)	Westaim shall make the Plumb-Line Offer in accordance with the terms and conditions of the Reorganization Agreement and shall comply with the terms and conditions of Article 3 thereof in respect of the Plumb-Line Offer.

(b)	Westaim shall, subject to the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, take up and pay for all the Subject Plumb-Line Securities owned or controlled by the Selling Securityholder or any affiliate of the Selling Securityholder deposited pursuant to the Plumb-Line Offer, all in accordance with the terms and conditions of the Reorganization Agreement.

(c)	Westaim shall use its reasonable commercial efforts to complete the Plumb-Line Offer in accordance with, and subject to, the terms and conditions of the Reorganization Agreement.

(d)	Westaim shall, subject to the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, complete the Nascor Share Purchase, all in accordance with the terms and conditions of the Reorganization Agreement.

3. Non-Solicitation
     The Selling Securityholder agrees that it will not directly or indirectly (except in relation to the A&K Spinout or as permitted by Section 6 hereof):
(a)	solicit, initiate or encourage, or engage in or continue any discussions or negotiations or participate in or take any other action in respect of, or which may reasonably be expected to lead to, an unsolicited offer or proposal received from another party to purchase the Nascor Securities or the Plumb-Line Securities (an “Acquisition Proposal”);

(b)	provide or furnish to any party any information concerning Nascor, Plumb-Line or any of the Plumb-Line Subsidiaries, or their respective businesses, properties and assets in respect of, or which may reasonably be expected to lead to, an Acquisition Proposal;

(c)	accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal; or

(d)	to the extent applicable, release any party from any confidentiality or standstill agreement between Arcticor (but only to the extent that such agreement relates to Nascor) or Plumb-Line and such party or amend any such agreement.
4. Representations and Warranties of Selling Securityholder
     The Selling Securityholder represents and warrants to Westaim that:
(a)	the Selling Securityholder is duly authorized to execute and deliver this letter agreement and this letter agreement is a valid and binding agreement, enforceable against the Selling Securityholder in accordance with its terms; and neither the execution of this letter agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Selling Securityholder will be a party or by which it will be bound at the time of such completion;

(b)	the Selling Securityholder is the beneficial owner of, or exercises control and direction over, the number of Subject Arcticor Securities and Subject Plumb-Line Securities set forth above the Selling Securityholder’s name on the acceptance page to this letter agreement and has the authority to carry out the transactions contemplated hereby;

(c)	the Subject Arcticor Securities and Subject Plumb-Line Securities beneficially owned by the Selling Securityholder or over which the Selling Securityholder exercises control and direction at the date hereof are held by the Selling Securityholder (or such directed or controlled person or entity, as the case may be) with valid title thereto, and the transfer of the Subject Plumb-Line Securities to Westaim will pass good title to such securities, free and clear of all claims, liens, charges, encumbrances and security interests; and

(d)	all of the representations and warranties contained in this Section 4 shall be valid and true as if recited and repeated at length as at the completion of the Plumb-Line Offer.

5. Representations and Warranties of Westaim
Westaim hereby represents and warrants to and covenants with the Selling Securityholder that:
(a)	Westaim is duly authorized to execute and deliver this letter agreement and this agreement, upon acceptance by the Selling Securityholder, will be a valid and binding agreement, enforceable against Westaim in accordance with its terms; and neither the execution of this letter agreement by Westaim nor the consummation by Westaim of the transactions contemplated hereby will constitute a violation of or default under, or conflict with Westaim’s constating documents or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Westaim is a party and by which Westaim is bound;

(b)	it shall comply with its covenants contained in the Reorganization Agreement;

(c)	any and all securities issued by Westaim to Arcticor and the Selling Securityholder pursuant to the Nascor Share Purchase and the Plumb-Line Offer will be validly issued as fully paid and non-assessable; and

(d)	all of the representations and warranties contained in this Section 5 shall be valid and true as if recited and repeated at length as at the completion of the Plumb-Line Offer.
6. Fiduciary Duties
     Nothing herein shall: (i) restrict or limit or prohibit the actions of any director, trustee or officer required to be taken in the discharge of his fiduciary duties as a director, trustee or officer of Arcticor (or the general partner thereof) or Plumb-Line (or the administrator thereof), if applicable; or (b) restrict the Selling Securityholder, in his capacity as a director, trustee or officer of Arcticor (or the general partner thereof) or Plumb-Line (or the administrator thereof) to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the board of directors or trustees of the general partner of Arcticor, Plumb-Line, or the administrator of Plumb-Line, in each case undertaken in the exercise of their fiduciary duties; provided that nothing in this Section 6 will be deemed to give rise to a right to terminate this letter agreement except in accordance with Section 8.
7. Expenses
     Westaim and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement. This Section 7 shall survive the termination of this letter agreement pursuant to Section 8.
8. Termination
     It is understood and agreed that the respective rights and obligations hereunder of Westaim and the Selling Securityholder shall cease and this letter agreement shall terminate in the event the Reorganization Agreement is terminated pursuant to Article 12 thereof.
     In the event of termination of this letter agreement, the Selling Securityholder may withdraw all of the Plumb-Line Securities deposited to the Plumb-Line Offer, this letter agreement shall forthwith be of no further force and effect, except as set forth in Section 7 and this Section 8, which provisions shall survive the termination of this letter agreement, and there shall be no liability on the part of either the

Selling Securityholder or Westaim, except to the extent that either such party is in default of its obligations or in breach of any representations or warranties herein contained.
9. Survival of Representations and Warranties
     The representations and warranties of the Selling Securityholder contained in Section 4 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Plumb-Line Offer and the benefit thereof to Westaim shall continue for a period of two years following the Effective Time.
     The representations and warranties of Westaim contained in Section 5 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Plumb-Line Offer and the benefit thereof to the Selling Securityholder shall continue for a period of two years following the Effective Time.
10. Title Transfer
     Westaim and the Selling Securityholder hereby acknowledge and agree that all title, rights and interests in and to the Subject Plumb-Line Securities tendered to the Plumb-Line Offer shall be deemed to occur upon the payment of the Plumb-Line Offer Price in the manner contemplated by Section 3.1 of the Reorganization Agreement.
11. Amendment
     Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
12. Assignment
     Except as expressly set forth herein, no party to this letter agreement may assign or transfer any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Westaim may assign or transfer its rights and obligations under this letter agreement to any of its affiliates, but no such assignment shall relieve Westaim of its obligations hereunder without the written consent of the Selling Securityholder.
13. Disclosure
     Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement or any details hereof or the possibility of the Nascor Share Purchase and Plumb-Line Offer being made or any terms or conditions or other information concerning any possible offer to be made for the Nascor Securities or the Plumb-Line Securities, to any person other than Arcticor or Plumb-Line, respectively, their directors and officers and advisors of the Selling Securityholder and Arcticor and Plumb-Line, without the prior written consent of the other parties hereto, except to the extent required by applicable Laws.
14. Enurement
     This letter agreement will be binding upon and enure to the benefit of Westaim, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.

15. Applicable Law
     This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to conflicts of law principles) and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.
16. Severability
     If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.
17. Enforcement
     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.
18. Counterparts
     This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

THE WESTAIM CORPORATION

Per:

Acceptance
The foregoing is hereby accepted as of and with effect from October                     , 2008 and the undersigned hereby confirms that the undersigned beneficially owns:
1.                                          Arcticor Securities.
2.                                          Plumb-Line Securities.

Witness	Name

SCHEDULE “C”
Form of Four Star Lock-Up Agreement
Effective as of October                     , 2008
Dear Securityholder:

Re:	Offer by The Westaim Corporation to purchase all of the issued and outstanding securities of Nascor Ltd., Plumb-Line Income Trust and Plumb-Line Masonry Group Inc.
     Reference is made to the Reorganization Agreement dated as of the date hereof (the “Reorganization Agreement”) among The Westaim Corporation (“Westaim”), Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“Plumb-Line”) and Plumb-Line Masonry Group Inc. (“PLMG”) pursuant to which Westaim has agreed (i) to purchase all of the issued and outstanding shares of Nascor Ltd. (“Nascor”) from Arcticor, (ii) to make an offer to purchase all of the issued and outstanding trust units of Plumb-Line, (iii) to purchase all of the partnership interests (“Plumb-Line Holdings LP Securities”) of Plumb-Line Holdings Limited Partnership (the “Four Star Security Purchase”) (other than such partnership interests as are held by Plumb-Line Holdings Inc. and Plumb-Line Commercial Trust), and (iv) to purchase all of the issued and outstanding shares of PLMG from the shareholders thereof. Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Reorganization Agreement. Any references in this letter agreement to Plumb-Line Holdings LP Securities owned by the undersigned (the “Selling Securityholder”) shall mean all Plumb-Line Holdings LP Securities issued to the Selling Securityholder after the date hereof including any Plumb-Line Holdings LP Securities issued to the Selling Securityholder pursuant to the share purchase agreement among the shareholders of Four Star Gravel Contractors Ltd. and Plumb-Line dated July 21, 2008.
     This letter agreement sets out the terms and conditions upon which the Selling Securityholder agrees, among other things, to support the Four Star Security Purchase and to sell, assign and transfer all of the Plumb-Line Holdings LP Securities that are, or will be, beneficially owned or controlled by the Selling Securityholder (the “Subject Plumb-Line Holdings LP Securities”) to Westaim pursuant to the Four Star Security Purchase Agreement. This letter agreement also contains certain representations and warranties of the Selling Securityholder in favour of Westaim.
1. Covenants of Selling Securityholder
     By the acceptance of this letter agreement, the Selling Securityholder hereby agrees, subject to the terms of Section 6 of this letter agreement, from the date hereof until the completion of the Four Star Security Purchase:
(a)	not to sell, transfer, assign, convey, pledge or otherwise dispose of, or agree to do the same, any of the Subject Plumb-Line Holdings LP Securities owned or controlled by such Selling Securityholder except as contemplated by the Reorganization Agreement;

(b)	to support the Four Star Security Purchase and execute the Four Star Security Purchase Agreement and thereby sell, assign and transfer all of the Subject Plumb-Line Holdings LP Securities to Westaim;

(c)	not to exercise any securityholder rights or remedies available at common law or otherwise, including, without limitation, pursuant to applicable securities legislation, to delay, hinder, upset or challenge the Transactions;

(d)	not to take any action, directly or indirectly, which may in any way adversely affect the success of the Transactions; and

(e)	promptly notify Westaim upon any of the Selling Securityholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during the currency of this Agreement (irrespective of any language which suggests that it is only being given as at the date hereof).
2. Covenants of Westaim
     Westaim shall, subject to the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, complete the Four Star Security Purchase, all in accordance with the terms and conditions of the Reorganization Agreement.
3. Representations and Warranties of Selling Securityholder
     The Selling Securityholder represents and warrants to Westaim that:
(a)	the Selling Securityholder is duly authorized to execute and deliver this letter agreement and this letter agreement is a valid and binding agreement, enforceable against the Selling Securityholder in accordance with its terms; and neither the execution of this letter agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Selling Securityholder will be a party or by which it will be bound at the time of such completion; and

(b)	all of the representations and warranties contained in this Section 3 shall be valid and true as if recited and repeated at length as at the completion of the Four Star Security Purchase.
4. Representations and Warranties of Westaim
Westaim hereby represents and warrants to and covenants with the Selling Securityholder that:
(a)	Westaim is duly authorized to execute and deliver this letter agreement and this agreement, upon acceptance by the Selling Securityholder, will be a valid and binding agreement, enforceable against Westaim in accordance with its terms; and neither the execution of this letter agreement by Westaim nor the consummation by Westaim of the transactions contemplated hereby will constitute a violation of or default under, or conflict with Westaim’s constating documents or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Westaim is a party and by which Westaim is bound;

(b)	it shall comply with its covenants contained in the Reorganization Agreement;

(c)	any and all securities issued by Westaim to the Selling Securityholder pursuant to the Four Star Security Purchase will be validly issued as fully paid and non-assessable; and

(d)	all of the representations and warranties contained in this Section 4 shall be valid and true as if recited and repeated at length as at the completion of the Four Star Security Purchase.
5. Expenses
     Westaim and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement. This Section 5 shall survive the termination of this letter agreement pursuant to Section 6.
6. Termination
     It is understood and agreed that the respective rights and obligations hereunder of Westaim and the Selling Securityholder shall cease and this letter agreement shall terminate in the event the Reorganization Agreement is terminated pursuant to Article 12 thereof.
     In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except as set forth in Section 5 and this Section 6, which provisions shall survive the termination of this letter agreement, and there shall be no liability on the part of either the Selling Securityholder or Westaim, except to the extent that either such party is in default of its obligations or in breach of any representations or warranties herein contained.
7. Survival of Representations and Warranties
     The representations and warranties of the Selling Securityholder contained in Section 3 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Four Star Security Purchase and the benefit thereof to Westaim shall continue for a period of two years following the Effective Time.
     The representations and warranties of Westaim contained in Section 4 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Four Star Security Purchase and the benefit thereof to the Selling Securityholder shall continue for a period of two years following the Effective Time.
8. Amendment
     Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
9. Assignment
     Except as expressly set forth herein, no party to this letter agreement may assign or transfer any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Westaim may assign or transfer its rights and obligations under this letter agreement to any of its affiliates, but no such assignment shall relieve Westaim of its obligations hereunder without the written consent of the Selling Securityholder.

10. Disclosure
     Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement or any details hereof or the possibility of the Four Star Security Purchase being completed or any terms or conditions or other information concerning any possible offer to be made for the Plumb-Line Holdings LP Securities, to any person other than Plumb-Line or its directors and officers and advisors of the Selling Securityholder and Plumb-Line, without the prior written consent of the other parties hereto, except to the extent required by applicable Laws.
11. Enurement
     This letter agreement will be binding upon and enure to the benefit of Westaim, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.
12. Applicable Law
     This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to conflicts of law principles) and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.
13. Severability
     If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.
14. Enforcement
     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.

15. Counterparts
     This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

THE WESTAIM CORPORATION

Per:

Acceptance
The foregoing is hereby accepted as of and with effect from October                     , 2008.

Witness	Name

SCHEDULE “D”
Form of PLMG Lock-Up Agreement
Effective as of October                     , 2008
Dear Securityholder:

Re:	Offer by The Westaim Corporation to purchase all of the issued and outstanding securities of Nascor Ltd., Plumb-Line Income Trust and Plumb-Line Masonry Group Inc.
     Reference is made to the Reorganization Agreement dated as of the date hereof (the “Reorganization Agreement”) among The Westaim Corporation (“Westaim”), Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“Plumb-Line”) and Plumb-Line Masonry Group Inc. (“PLMG”) pursuant to which Westaim has agreed (i) to purchase all of the issued and outstanding shares of Nascor Ltd. (“Nascor”) from Arcticor, (ii) to make an offer to purchase all of the issued and outstanding trust units of Plumb-Line, (iii) to purchase all of the partnership interests of Plumb-Line Holdings Limited Partnership (other than such partnership interests as are held by Plumb-Line Holdings Inc. and Plumb-Line Commercial Trust), and (iv) to purchase all of the issued and outstanding shares (“PLMG Securities”) of PLMG from the shareholders thereof (the “PLMG Share Purchase”). Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Reorganization Agreement. Any references in this letter agreement to PLMG Securities owned by the undersigned (the “Selling Securityholder”) shall include all PLMG Securities issued to the Selling Securityholder after the date hereof including any PLMG Securities issued to the Selling Securityholder pursuant to the share purchase agreement among the shareholders of F&D Management Services Ltd. and PLMG dated October 1, 2008.
     This letter agreement sets out the terms and conditions upon which the Selling Securityholder agrees, among other things, to support the PLMG Share Purchase and to sell, assign and transfer all of the PLMG Securities that are, or will be, beneficially owned or controlled by the Selling Securityholder (the “Subject PLMG Securities”) to Westaim pursuant to the PLMG Share Purchase Agreement. This letter agreement also contains certain representations and warranties of the Selling Securityholder in favour of Westaim.
1. Covenants of Selling Securityholder
     By the acceptance of this letter agreement, the Selling Securityholder hereby agrees, subject to the terms of Section 6 of this letter agreement, from the date hereof until the completion of the PLMG Share Purchase:
(a)	not to sell, transfer, assign, convey, pledge or otherwise dispose of, or agree to do the same, any of the Subject PLMG Securities owned or controlled by such Selling Securityholder except as contemplated by the Reorganization Agreement;

(b)	to support the PLMG Share Purchase and execute the PLMG Share Purchase Agreement and thereby sell, assign and transfer all of the Subject PLMG Securities to Westaim;

(c)	not to exercise any securityholder rights or remedies available at common law or otherwise, including, without limitation, pursuant to applicable securities legislation, to delay, hinder, upset or challenge the Transactions;

(d)	not to take any action, directly or indirectly, which may in any way adversely affect the success of the Transactions; and

(e)	promptly notify Westaim upon any of the Selling Securityholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during the currency of this Agreement (irrespective of any language which suggests that it is only being given as at the date hereof).
2. Covenants of Westaim
     Westaim shall, subject to the satisfaction or waiver of the conditions set forth in the Reorganization Agreement, complete the PLMG Share Purchase, all in accordance with the terms and conditions of the Reorganization Agreement.
3. Representations and Warranties of Selling Securityholder
The Selling Securityholder represents and warrants to Westaim that:
(a)	the Selling Securityholder is duly authorized to execute and deliver this letter agreement and this letter agreement is a valid and binding agreement, enforceable against the Selling Securityholder in accordance with its terms; and neither the execution of this letter agreement by the Selling Securityholder nor the completion by the Selling Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Selling Securityholder will be a party or by which it will be bound at the time of such completion; and

(b)	all of the representations and warranties contained in this Section 3 shall be valid and true as if recited and repeated at length as at the completion of the PLMG Share Purchase.
4. Representations and Warranties of Westaim
Westaim hereby represents and warrants to and covenants with the Selling Securityholder that:
(a)	Westaim is duly authorized to execute and deliver this letter agreement and this agreement, upon acceptance by the Selling Securityholder, will be a valid and binding agreement, enforceable against Westaim in accordance with its terms; and neither the execution of this letter agreement by Westaim nor the consummation by Westaim of the transactions contemplated hereby will constitute a violation of or default under, or conflict with Westaim’s constating documents or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Westaim is a party and by which Westaim is bound;

(b)	it shall comply with its covenants contained in the Reorganization Agreement;

(c)	any and all securities issued by Westaim to the Selling Securityholder pursuant to the PLMG Share Purchase will be validly issued as fully paid and non-assessable; and

(d)	all of the representations and warranties contained in this Section 4 shall be valid and true as if recited and repeated at length as at the completion of the PLMG Share Purchase.
5. Expenses
     Westaim and the Selling Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement. This Section 5 shall survive the termination of this letter agreement pursuant to Section 6.
6. Termination
     It is understood and agreed that the respective rights and obligations hereunder of Westaim and the Selling Securityholder shall cease and this letter agreement shall terminate in the event the Reorganization Agreement is terminated pursuant to Article 12 thereof.
     In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except as set forth in Section 5 and this Section 6, which provisions shall survive the termination of this letter agreement, and there shall be no liability on the part of either the Selling Securityholder or Westaim, except to the extent that either such party is in default of its obligations or in breach of any representations or warranties herein contained.
7. Survival of Representations and Warranties
     The representations and warranties of the Selling Securityholder contained in Section 3 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the PLMG Share Purchase and the benefit thereof to Westaim shall continue for a period of two years following the Effective Time.
     The representations and warranties of Westaim contained in Section 4 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the PLMG Share Purchase and the benefit thereof to the Selling Securityholder shall continue for a period of two years following the Effective Time.
8. Amendment
     Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
9. Assignment
     Except as expressly set forth herein, no party to this letter agreement may assign or transfer any of its rights or obligations under this letter agreement without the prior written consent of the other party except that Westaim may assign or transfer its rights and obligations under this letter agreement to any of its affiliates, but no such assignment shall relieve Westaim of its obligations hereunder without the written consent of the Selling Securityholder.
10. Disclosure
     Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement or any details hereof or the possibility of the PLMG Share Purchase being completed or any terms or conditions or other information concerning any possible offer to be made for the PLMG Securities, to any person other than Plumb-Line or its directors and officers and advisors of the Selling Securityholder and Plumb-Line, without the prior written consent of the other parties hereto, except to the extent required by applicable Laws.
11. Enurement
     This letter agreement will be binding upon and enure to the benefit of Westaim, the Selling Securityholder and their respective executors, administrators, successors and permitted assigns.
12. Applicable Law
     This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to conflicts of law principles) and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.
13. Severability
     If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.
14. Enforcement
     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.
15. Counterparts
     This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

THE WESTAIM CORPORATION

Per:

Acceptance
The foregoing is hereby accepted as of and with effect from October                     , 2008.

Witness	Name

SCHEDULE “E”
Form of Support Agreement
Effective as of October                    , 2008
Dear Securityholder:

Re:	Offer by The Westaim Corporation to purchase all of the issued and outstanding securities of Nascor Ltd., Plumb-Line Income Trust and Plumb-Line Masonry Group Inc.
     Reference is made to the Reorganization Agreement dated the date hereof (the “Reorganization Agreement”) among The Westaim Corporation (“Westaim”), Arcticor Structures Limited Partnership (“Arcticor”), Plumb-Line Income Trust (“Plumb-Line”) and Plumb-Line Masonry Group Inc. (“PLMG”) pursuant to which Westaim has agreed (i) to purchase all of the issued and outstanding shares of Nascor Ltd. (“Nascor”) from Arcticor (the “Nascor Share Purchase”), (ii) to make an offer to purchase all of the issued and outstanding trust units of Plumb-Line (the “Plumb-Line Offer”), (iii) to purchase all of the partnership interests of Plumb-Line Holdings Limited Partnership (other than such partnership interests as are held by Plumb-Line Holdings Inc. and Plumb-Line Commercial Trust) (the “Four Star Security Purchase”), and (iv) to purchase all of the issued and outstanding shares of PLMG from the holders thereof (the “PLMG Share Purchase”).
     Unless otherwise defined herein, all capitalized terms referred to herein shall have the meanings attributed thereto in the Reorganization Agreement. Any references in this letter agreement to common shares of Westaim (“Westaim Shares”), options to purchase Westaim Shares (“Westaim Options”) or restricted share units of Westaim (“Westaim RSUs”) owned by the Supporting Securityholder (as defined below) shall mean such number of Westaim Shares, Westaim Options or Westaim RSUs currently owned by the Supporting Securityholder and, where the context requires, shall include all Westaim Shares, Westaim Options or Westaim RSUs issued to the Supporting Securityholder after the date hereof, if any.
     This letter agreement sets out the terms and conditions upon which the Supporting Securityholder agrees, among other things, to: (i) support the Nascor Share Purchase, the Plumb-Line Offer, the Four Star Security Purchase and the PLMG Share Purchase; (ii) vote all of the Westaim Shares (including any Westaim Shares acquired on exercise of Westaim Options or Westaim RSUs) that are, or will be, beneficially owned or controlled or directed by the Supporting Securityholder but excluding any Westaim Shares sold, transferred or assigned by the Supporting Securityholder in accordance with Section 1(c) hereof (the “Subject Westaim Shares”) in favour of the Westaim Reorganization Resolutions; and (iii) exercise or surrender for cancellation all Westaim Options (the “Subject Westaim Options”), Westaim RSUs (the “Subject Westaim RSUs”) or other rights or entitlements to acquire Westaim Shares held by the Supporting Securityholder (“Other Westaim Rights”) that are, or will be, beneficially owned or controlled or directed by the Supporting Securityholder. This letter agreement also contains certain representations and warranties of the Supporting Securityholder in favour of Westaim, Plumb-Line and PLMG.
     We understand that you (the “Supporting Securityholder”) or your associates beneficially own, directly or indirectly, or exercise control or direction over, the number of Subject Westaim Shares, Subject Westaim Options and Subject Westaim RSUs set forth in your acceptance at the end of this letter agreement, and that you and your associates do not beneficially own, directly or indirectly, or exercise control or direction over, any Other Westaim Rights.

     The Supporting Securityholder hereby revokes any and all existing proxies with respect to the Supporting Securityholder’s Subject Westaim Shares.
1. Covenants of Supporting Securityholder
     By the acceptance of this letter agreement, the Supporting Securityholder hereby agrees, subject to the terms of Sections 6 and 8 of this letter agreement and subject to Section 1(c), from the date hereof until the completion of the Nascor Share Purchase, the Plumb-Line Offer and the PLMG Share Purchase:
(a)	attend (either in person or by proxy) any meeting of the securityholders of Westaim convened for the purposes of considering the Reorganization (including any adjournments and postponements thereof), and at such meeting, vote all of the Subject Westaim Shares in favour of the Reorganization (including, without limitation, the Westaim Reorganization Resolutions) and all matters related thereto;

(b)	except for all such actions that are permitted under section 6 hereof, vote all of the Subject Westaim Shares against (i) any extraordinary transaction or similar transaction, such as a merger, rights offering, reorganization, recapitalization, plan of arrangement, take-over bid or liquidation involving Westaim or the Westaim Subsidiaries other than the Reorganization and any transaction related thereto, (ii) a sale or transfer of a material amount of assets of Westaim or of the Westaim Subsidiaries or the issuance of any securities of Westaim or of the Westaim Subsidiaries (other than on exercise of Westaim Options, pursuant to Westaim RSUs or pursuant to the Equity Financing or iFire Disposition) or similar transaction, or (iii) any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Transactions;

(c)	not sell, transfer, assign, pledge, agree to short sell or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge or other disposition of the Subject Westaim Shares or permit any affiliate of the Supporting Securityholder to do any of the foregoing provided however that, notwithstanding any other provision contained herein, the obligation of the Supporting Securityholder shall terminate at 11:59 p.m. (Calgary Time) on December 1, 2008 and thereafter the Supporting Securityholder shall be permitted to sell, transfer, assign, pledge, agree to short sell or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge or other disposition of the Subject Westaim Shares or permit any affiliate of the Supporting Securityholder to do any of the foregoing;

(d)	not to exercise any rights of dissent or appraisal in respect of any resolution approving the Reorganization or any aspect thereof or matter related thereto, and not to exercise any other securityholder rights or remedies available at common law or otherwise, including, without limitation, pursuant to applicable securities legislation, or in any manner delay, hinder, prevent, interfere with or challenge the Transactions;

(e)	on or before the Effective Date, duly exercise all of the Subject Westaim Options and Subject Westaim RSUs held by the Supporting Securityholder or agree to terminate such Subject Westaim Options and Subject Westaim RSUs;

(f)	not to take any action, directly or indirectly, which may in any way adversely affect the success of the Transactions; and

(g)	promptly notify Plumb-Line, Arcticor and PLMG upon any of the Supporting Securityholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect, and for the purposes of this provision, each representation and warranty shall be deemed to be given at and as of all times during the currency of this Agreement (irrespective of any language which suggests that it is only being given as at the date hereof).
2. Covenants of Plumb-Line, Arcticor and PLMG
(a)	Plumb-Line shall comply with the terms and conditions of the Reorganization Agreement, including Section 3.2 thereof in respect of the Plumb-Line Offer and 3.4 thereof in respect of the Four Star Security Purchase.

(b)	Arcticor shall comply with the terms and conditions of the Reorganization Agreement, including Section 3.3 thereof in respect of the Nascor Share Purchase.

(c)	PLMG shall comply with the terms and conditions of the Reorganization Agreement, including Section 3.5 thereof in respect of the PLMG Share Purchase.
3. Non-Solicitation
     The Supporting Securityholder shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by the Supporting Securityholder, with respect to any Acquisition Proposal.
     The Supporting Securityholder agrees that it will not, and will use its reasonable commercial efforts to cause Westaim not to, directly or indirectly (except in relation to the iFire Disposition or as permitted by Section 6 hereof or Section 10.3 of the Reorganization Agreement):
(a)	solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding an Acquisition Proposal;

(b)	participate in any discussions or negotiations regarding an Acquisition Proposal;

(c)	take any action or refrain from taking any action with could result in the withdrawal or modification, or a public proposal to withdraw or modify, in any manner adverse to Plumb-Line, Arcticor or PLMG, the approval of Westaim’s board of directors of the Reorganization or the recommendation of Westaim’s board of directors to vote in favour of the Westaim Reorganization Resolutions;

(d)	furnish or provide access to any information concerning Westaim, the Westaim Subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(e)	waive any provisions of or release or terminate any confidentiality or standstill agreement between Westaim and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(f)	accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted by Section 10.3 of the Reorganization Agreement) related to any Acquisition Proposal.
4. Representations and Warranties of Supporting Securityholder
     The Supporting Securityholder represents and warrants to and covenants with Plumb-Line, Arcticor and PLMG that:
(a)	the Supporting Securityholder is duly authorized to execute and deliver this letter agreement and this letter agreement is a valid and binding agreement, enforceable against the Supporting Securityholder in accordance with its terms; and neither the execution of this letter agreement by the Supporting Securityholder nor the completion by the Supporting Securityholder of the transactions contemplated hereby will constitute a violation of or default under, or conflict with, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Supporting Securityholder will be a party or by which it will be bound at the time of such completion;

(b)	the Supporting Securityholder (i) is the legal and beneficial owner of, or exercises control or direction over, directly or indirectly, the number of Subject Westaim Shares, Subject Westaim Options and Subject Westaim RSUs set forth above the Supporting Securityholder’s name on the acceptance page to this letter agreement free and clear of all claims, liens, charges, encumbrances and security interests, and does not legally or beneficially own, or exercise control or direction over, directly or indirectly, any Other Westaim Rights, and (ii) has the authority to carry out the transactions contemplated hereby; and

(c)	all of the representations and warranties contained in this Section 4 shall be valid and true as if recited and repeated at length as at the Time of Closing subject only to any decreases in the number of Subject Westaim Shares beneficially owned or controlled or directed by the Supporting Securityholder as a result of sales, assignments or transfers in accordance with Section 1(c).
5. Representations and Warranties of Plumb-Line, Arcticor and PLMG
     Each of Plumb-Line, Arcticor and PLMG hereby represents and warrants to and covenants with the Supporting Securityholder that:
(a)	it is duly authorized to execute and deliver this letter agreement and this agreement, upon acceptance by the Supporting Securityholder, will be a valid and binding agreement, enforceable against it in accordance with its terms; and neither the execution of this letter agreement by it nor the consummation by it of the transactions contemplated hereby will constitute a violation of or default under, or conflict with its constating documents or any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which it is a party and by which it is bound;

(b)	it shall comply with its covenants contained in the Reorganization Agreement; and

(c)	all of the representations and warranties contained in this Section 5 in relation to it shall be valid and true as if recited and repeated at length as at the Time of Closing.
6. Fiduciary Duties
     Nothing herein shall: (i) restrict or limit or prohibit the actions of any director or officer required to be taken in the discharge of his or her fiduciary duties as a director or officer of Westaim, if applicable; or (b) restrict the Supporting Securityholder, in his or her capacity as a director or officer of Westaim, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the board of directors of Westaim, in each case undertaken in the exercise of their fiduciary duties; provided that nothing in this Section 6 will be deemed to give rise to a right to terminate this letter agreement except in accordance with Section 8.
7. Expenses
     Each of Plumb-Line, Arcticor, PLMG and the Supporting Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement. This Section 7 shall survive the termination of this letter agreement pursuant to Section 8.
8. Termination
     Subject to Section 1(c), it is understood and agreed that the respective rights and obligations hereunder of each of Plumb-Line, Arcticor, PLMG and the Supporting Securityholder shall cease and this letter agreement shall terminate in the event the Reorganization Agreement is terminated pursuant to Article 12 thereof.
     In the event of termination of this letter agreement, this letter agreement shall forthwith be of no further force and effect, except as set forth in Section 7 and this Section 8, which provisions shall survive the termination of this letter agreement, and there shall be no liability on the part of any of the Supporting Securityholder, Plumb-Line, Arcticor or PLMG, except to the extent that any such party is in default of its obligations or in breach of any representations or warranties herein contained.
9. Survival of Representations and Warranties
     Subject to decreases in the number of Subject Westaim Shares beneficially owned or controlled or directed by the Supporting Securityholder as a result of sales, assignments or transfers made in accordance with Section 1(c) hereof; the representations and warranties of the Supporting Securityholder contained in Section 4 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Plumb-Line Offer, the Nascor Share Purchase and the PLMG Share Purchase and the benefit thereof to each of Plumb-Line, Arcticor and PLMG shall continue for a period of two years following the Effective Time.
     The representations and warranties of each of Plumb-Line, Arcticor and PLMG contained in Section 5 hereof shall be true and correct as at the date hereof and at all times up to the Effective Time and such representations and warranties shall survive the closing of the Plumb-Line Offer, the Nascor Share Purchase and the PLMG Share Purchase and the benefit thereof to the Supporting Securityholder shall continue for a period of two years following the Effective Time.

10. Amendment
     Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.
11. Assignment
     Except as expressly set forth herein, no party to this letter agreement may assign or transfer any of its rights or obligations under this letter agreement without the prior written consent of the other parties hereto, except that each of Plumb-Line, Arcticor and PLMG may assign or transfer its rights and obligations under this letter agreement to any of its affiliates, but no such assignment shall relieve Plumb-Line, Arcticor or PLMG (as applicable) of its obligations hereunder without the written consent of the other parties hereto.
12. Disclosure
     Prior to the first public disclosure of the existence and terms and conditions of this letter agreement, none of the parties hereto shall disclose the existence of this letter agreement or any details hereof or the possibility of the Nascor Share Purchase, the PLMG Share Purchase and Plumb-Line Offer being made or any terms or conditions or other information concerning any possible offer to be made for the securities of Plumb-Line, Arcticor or PLMG, to any person other than Plumb-Line, Arcticor or PLMG, respectively, their directors and officers and advisors of the Supporting Securityholder and Plumb-Line, Arcticor and PLMG, without the prior written consent of the other parties hereto, except to the extent required by applicable Laws.
13. Enurement
     This letter agreement will be binding upon and enure to the benefit of each of Plumb-Line, Arcticor, PLMG, the Supporting Securityholder and their respective executors, administrators, successors and permitted assigns.
14. Applicable Law
     This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein (without regard to conflicts of law principles) and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.
15. Severability
     If any provision of this letter agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.
16. Enforcement
     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this letter agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions hereof in any court of the Province of Alberta having jurisdiction, this being in addition to any other remedy to which such party is entitled at law or in equity.
17. Counterparts
     This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

PLUMB-LINE MASONRY GROUP INC.

Per:

ARCTICOR STRUCTURES LIMITED PARTNERSHIP, by its General Partner, Arcticor Structures Inc.

Per:

PLUMB-LINE INCOME TRUST, by its Attorney, Plumb-Line Holdings Inc.

Per:

Acceptance
The foregoing is hereby accepted as of and with effect from October                    , 2008 and the undersigned hereby confirms that the undersigned beneficially owns, or exercises control or direction over, directly or indirectly:
1.	Westaim Shares.

2.	Westaim Options.

3.	Westaim RSUs.

Witness	Name

SCHEDULE “F”
Form of Nascor Share Purchase Agreement
SHARE PURCHASE AGREEMENT
     This Share Purchase Agreement made as of                     , 2008.
BETWEEN:
ARCTICOR STRUCTURES LIMITED PARTNERSHIP, a limited partnership existing pursuant to the laws of Alberta (“Arcticor”)
-and-
THE WESTAIM CORPORATION, a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta) (“Westaim”)
     WHEREAS Arcticor and Westaim are party to a Reorganization Agreement with Plumb-Line Income Trust and Plumb-Line Masonry Group Inc. dated October 3, 2008 (the “Reorganization Agreement”);
     AND WHEREAS Arcticor is the owner of the Nascor Securities and Arcticor wishes to sell, assign and transfer and Westaim wishes to purchase the Nascor Securities on and subject to the terms and conditions of this Agreement;
     AND WHEREAS Arcticor wishes to issue to Westaim and Westaim wishes to subscribe for the Arcticor Warrant (in the form attached as Schedule “A” hereto) on and subject to the terms and conditions of this Agreement;
     NOW THEREFORE in consideration of the respective covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is mutually acknowledged), the parties covenant and agree as follows:
1. Definitions
     Capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Reorganization Agreement. As used in this Agreement, unless the subject-matter or context is inconsistent, the following terms shall have the following meanings:
(a)	“Agreement” means this Share Purchase Agreement and all instruments supplemental to it or in amendment or confirmation of it;

(b)	“parties” means Arcticor and Westaim, collectively, and “party” means any one of them; and

(c)	“Purchase Price” means the amount as set out in paragraph 2(b) in this Agreement.

2. Purchase and Sale
(a)	Purchase, issuance and sale. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and conditions set forth in this Agreement and the Reorganization Agreement, in consideration for the Purchase Price:
(i)	Arcticor hereby sells, assigns and transfers and agrees to deliver to Westaim share certificates evidencing, and Westaim hereby purchases from Arcticor, the Nascor Securities; and

(ii)	Arcticor hereby issues and agrees to deliver to Westaim an originally executed copy of, and Westaim hereby subscribes for, the Arcticor Warrant.
(b)	Purchase Price. The Purchase Price payable by Westaim to Arcticor concurrent with the execution of this Agreement for the Nascor Securities and the Arcticor Warrant is • New Westaim Shares.
3. Representations and Warranties
Arcticor represents and warrants to Westaim as follows:
(a)	Arcticor is now rightfully and absolutely possessed of and entitled to the Nascor Securities;

(b)	Arcticor has the right to sell the Nascor Securities to Westaim in accordance with the terms of this Agreement; and

(c)	Arcticor has the requisite partnership power to issue the Arcticor Warrant in accordance with the terms of this Agreement.
     Westaim represents and warrants to Arcticor that the Westaim Board has reserved and allotted to Arcticor that number of New Westaim Shares as are issuable upon the completion of the Nascor Share Purchase (and as set forth in Section 2(b) hereof) and, when issued in accordance with the terms of this Agreement and the Reorganization Agreement, such New Westaim Shares will be duly and validly issued as fully paid and non-assessable shares.
4. Covenants
     Arcticor and Westaim agree to execute and deliver all such documents as may be necessary to (i) transfer and convey the Nascor Securities to Westaim together with certificates, duly endorsed, representing the Nascor Securities, (ii) issue the Arcticor Warrant to Westaim, and (iii) issue ·New Westaim Shares to Arcticor.
5. General
(a)	Time. Time shall be of the essence of this Agreement.

(b)	Further assurances. Each party undertakes to do all things and provide all reasonable assurances as may be requested by the other party to consummate the transactions contemplated by this Agreement, and each party shall provide further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions, whether before or after the date hereof.

(c)	Applicable law. This Agreement shall be interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.
     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ARCTICOR STRUCTURES LIMITED PARTNERSHIP by its General Partner, Arcticor Structures Inc.

Per:

THE WESTAIM CORPORATION

Per:

Per:

SCHEDULE “A”
THIS WARRANT CERTIFICATE IS VOID IF NOT EXERCISED ON OR BEFORE 5:00 P.M. (CALGARY
TIME) ON THE EXPIRY DATE (AS DEFINED IN SCHEDULE “A”).
THIS WARRANT CERTIFICATE IS NOT TRANSFERABLE IN WHOLE OR IN PART.
WARRANT CERTIFICATE
ARCTICOR STRUCTURES LIMITED PARTNERSHIP
(Organized under the laws of the Province of Alberta)

WARRANT CERTIFICATE NO. 1	•[5% of fully-diluted LP Units on the Issue Date] WARRANTS
THIS IS TO CERTIFY THAT FOR VALUE RECEIVED
The Westaim Corporation [REPLACE WITH NEW NAME]
(hereinafter referred to as the “holder” or the “Warrantholder”) is entitled to acquire, for each Warrant represented hereby, in the manner and subject to the restrictions and adjustments set forth herein, at any time and from time to time from •, 2008 (the “Issue Date”) until 5:00 p.m. (Calgary time) (the “Expiry Time”) on the earlier of (i) •, [2011] and (ii) the fifth business day following the completion of a Liquidity Transaction (as defined in Schedule“A”) in respect of Arcticor Structures Limited Partnership (the “Partnership”) (the “Expiry Date”), one limited partnership unit (“LP Unit”) of the Partnership, as such LP Units were constituted on •, 2008, at a price of $0.000001 per LP Unit, subject to adjustment as herein provided.
This Warrant may only be exercised at the head office of the Partnership located at 4609 Manitoba Road S.E., Calgary, AB T2G 4B9 Attention: President, or such other office as the Partnership may advise the holder in writing. This Warrant is issued subject to the terms and conditions appended hereto as Schedule “A”.
IN WITNESS WHEREOF, the Partnership has caused this Warrant to be executed by a duly authorized officer.
DATED for reference this • day of •, 2008.

ARCTICOR STRUCTURES LIMITED PARTNERSHIP by its general partner, ARCTICOR STRUCTURES INC.

Per:

(See terms and conditions attached hereto)

SCHEDULE “A”
TERMS AND CONDITIONS FOR WARRANT
ARTICLE 1
INTERPRETATION
1.1 Definitions
          In these Terms and Conditions, unless there is something in the subject matter or context inconsistent therewith:
(a)	“Current Market Price” means, as at any date when the Current Market Price is to be determined, the 20 day volume weighted average trading price on the Exchange. In the event the LP Units are not listed on a recognized stock exchange but are listed on another stock exchange or stock exchanges, any references to such other stock exchange, or, if more than one, shall be to such one as shall be designated by the board of directors of the General Partner. In the event LP Units are not so traded on any stock exchange, the Current Market Price thereof shall be as determined by the board of directors of the General Partner, acting reasonably;

(b)	“Distributions Paid in the Ordinary Course” means cash distributions declared payable on the LP Units in any fiscal year which, in the aggregate, do not exceed 100% of the consolidated retained earnings of the Partnership as at the end of its immediately preceding fiscal year plus 100% of the consolidated earnings before provision for interest, income taxes and amortization of the Partnership, before extraordinary items, for its current fiscal year;

(c)	“Exchange” means such stock exchange(s), if any, on which the LP Units are listed and/or posted for trading;

(d)	“Exercise Price” means the price of $0.000001 per LP Unit;

(e)	“Expiry Date” means the earlier of (i) • [2011] and (ii) the fifth business day following the completion of a Liquidity Transaction in respect of the Partnership;

(f)	“Expiry Time” means 5:00 p.m. (Calgary time) on the Expiry Date;

(g)	“General Partner” means Arcticor Structures Inc., a body corporate incorporated under the laws of the Province of Alberta;

(h)	“herein”, “hereby” and similar expressions refer to these Terms and Conditions as the same may be amended or modified from time to time; and the expression “Article” and “Section” followed by a number refer to the specified Article or Section of these Terms and Conditions;

(i)	“Issue Date” means •, 2008;

(j)	“Liquidity Transaction” means a transaction in the nature of any of the following:
(i)	an initial public offering of LP Units and the listing of such units on a Canadian or United States stock exchange;

(ii)	a sale of all or substantially all of the LP Units in exchange for cash and\or securities that are listed on a Canadian or United States stock exchange and are freely tradable without resort to exemptions from prospectus and registration requirements under applicable securities laws;

(iii)	a sale, lease, exchange or disposition of all or substantially all of the Partnership’s property in exchange for:
(A)	cash, with a cash dividend or other distribution of the net proceeds of such sale to the holders of LP Units; or

(B)	property, with a distribution of such property to the holders of LP Units; or
(iv)	a business combination of the Partnership with another entity whereby the successor entity’s securities are listed on a Canadian or United States stock exchange and the securityholder’s resulting securities are freely tradable without resort to exemptions from prospectus and registration requirements under applicable securities laws;
(k)	“LP Units” means the limited partnership units of the Partnership as constituted on the Issue Date provided that in the event of an adjustment of the subscription rights pursuant to Article 4 then “LP Units” shall thereafter mean the units or other securities or properties purchasable upon exercise of the Warrants as a result of any such adjustment;

(l)	“Partnership” means Arcticor Structures Limited Partnership until a successor entity shall have become such in the manner prescribed in Article 6, and thereafter “Partnership” shall mean such successor entity;

(m)	“Partnership’s Auditors” means an independent firm of accountants duly appointed as auditors of the Partnership;

(n)	“person” means an individual, corporation, partnership, limited partnership, trustee or any unincorporated organization and words importing persons have a similar meaning;

(o)	“Warrant” means the warrant to acquire LP Units evidenced by the Warrant Certificate; and

(p)	“Warrant Certificate” means the certificate to which these Terms and Conditions are attached.
1.2 Gender
          Words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.
1.3 Interpretation Not Affected by Headings
          The division of these Terms and Conditions into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction of interpretation thereof.
1.4 Further Assurances
          The Partnership hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Warrantholder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Warrant Certificate.
1.5 Time of Essence
          Time shall be of the essence of this Warrant Certificate.
1.6 Applicable Law
          The terms hereof and of the Warrant shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2
ISSUE OF WARRANT
2.1 Issue of Warrants
          That number of Warrants set out on the Warrant Certificate are hereby created and authorized to be issued.
2.2 Additional Warrants
          For greater certainty, the Partnership may at any time and from time to time undertake further equity or debt financing and may issue additional LP Units, warrants or grant options or similar rights to purchase LP Units to any person.
2.3 Issue in Substitution for Lost Warrants
          If the Warrant Certificate becomes mutilated, lost, destroyed or stolen:
(a)	the Partnership shall, subject to subsection 2.3(b) hereof, issue and deliver a new Warrant Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen, in exchange for and in place of and upon cancellation of such mutilated, lost, destroyed or stolen Warrant Certificate; and

(b)	the holder shall bear the cost of the issue of a new Warrant Certificate hereunder and in the case of the loss, destruction or theft of the Warrant Certificate, shall, as a condition precedent to the issuance of a new Warrant Certificate, furnish to the Partnership such evidence of loss, destruction, or theft as shall be satisfactory to the Partnership in its discretion and, if required by the Partnership, an indemnity in an amount and form satisfactory to the Partnership, in its discretion, and shall pay the reasonable charges of the Partnership in connection therewith.
2.4 Warrantholder Not a Unitholder
          The Warrant shall not constitute the holder a unitholder of the Partnership, nor entitle it to any right or interest in respect thereof except as may be expressly provided in the Warrant. The Partnership may deem and treat the holder of the Warrant as the absolute owner thereof for all purposes and the Partnership shall not be effected by any notice to the contrary.
2.5 Assignment
          This Warrant shall not be assignable by the holder either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, this Warrant shall become null and void and of no further force or effect.
ARTICLE 3
EXERCISE OF THE WARRANT
3.1 Method of Exercise of The Warrant
          The right to purchase LP Units conferred by the Warrant Certificate may be exercised, prior to the Expiry Time, by the holder surrendering it, with a duly completed and executed exercise form substantially in the form attached hereto as Schedule “B” and cash or a certified cheque payable to or to the order of the Partnership, at par in Calgary, Alberta, for the purchase price applicable at the time of surrender in respect of the LP Units subscribed for in lawful money of Canada, to the Partnership.
3.2 Effect of Exercise of the Warrant
(a)	Upon surrender and payment as aforesaid the LP Units so subscribed for shall be issued as fully paid and non-assessable units, free from all liens, charges and encumbrances and the holder shall become the holder of record of such LP Units on the date of such surrender and payment;

(b)	Within five business days after surrender and payment as aforesaid, the Partnership shall forthwith cause the issuance of and make available for pick-up or, at the request of the holder, mail to the holder, a certificate for the LP Units purchased as aforesaid; and

(c)	Notwithstanding anything herein contained including any adjustment provided for in Article 4, the Partnership shall not be required, upon the exercise of any Warrants, to issue fractions of LP Units or to distribute certificates which evidence fractional LP Units. In lieu of fractional LP Units, there shall be paid to the holder by the Partnership upon surrender of Warrant Certificate(s) for exercise of Warrants pursuant to Section 3.1 within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then Current Market Value of such fractional interest, provided that the Partnership shall not be required to make any payment, calculated as aforesaid, that is less than $5.00.
3.3 Subscription for Less than Entitlement
          The holder may subscribe for and purchase a number of LP Units less than the number which it is entitled to purchase pursuant to the surrendered Warrant Certificate. In the event of any purchase of a number of LP Units less than the number which can be purchased pursuant to the Warrant Certificate, the holder shall be entitled to the return of the Warrant Certificate with a notation on the Warrant Exercise Grid attached hereto as Schedule “C” showing the balance of the LP Units which it is entitled to purchase pursuant to the Warrant Certificate which were not then purchased.
3.4 Expiration of the Warrant
          After the Expiry Time all rights hereunder shall wholly cease and terminate and the Warrant shall be void and of no effect.
ARTICLE 4
ADJUSTMENTS
4.1 Adjustments
          The purchase rights in effect at any date attaching to the Warrants shall be subject to adjustment from time to time as follows:
(a)	If and whenever after the date hereof and at any time prior to the Expiry Time, the Partnership shall:
(i)	subdivide, redivide or change the outstanding LP Units into a greater number of LP Units;

(ii)	consolidate, reduce or combine the outstanding LP Units into a lesser number of LP Units;

(iii)	issue LP Units (or securities convertible into LP Units) to all or substantially all of the holders of outstanding LP Units by way of a distribution of LP Units or securities convertible into LP Units (other than Distributions Paid in the Ordinary Course);
the Exercise Price in effect on the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or on the record date of such distribution of securities of the Partnership, as the case may be, shall be adjusted to equal the price determined by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction of which the numerator shall be the total number of LP Units outstanding immediately prior to such date and the denominator shall be the total number of LP Units outstanding immediately after such date (including, in the case where securities convertible into or exchangeable LP Units are issued, the number of LP Units that would have been outstanding had such securities been converted or exchanged for LP Units on such record date). Such adjustment shall be made successively whenever any event referred to in this subsection (a) shall occur, and any such issue of LP Units by way of a distribution shall be deemed to have been made on the record date for the distribution for the purpose of calculating the number of outstanding LP Units under subsections (b) and (c) of this Section.

Upon any adjustment of the Exercise Price pursuant to this subsection (a), the number of LP Units subject to the right of purchase under each Warrant not previously exercised shall be contemporaneously adjusted by multiplying the number of LP Units which theretofore may have been purchased under such Warrant by a fraction of which the numerator shall be the respective Exercise Price in effect immediately prior to such adjustment and the denominator shall be the respective Exercise Price resulting from such adjustments.
(b)	If and whenever at any time after the date hereof and prior to the Expiry Time, the Partnership shall fix a record date for the distribution to all or substantially all of the holders of LP Units of rights, options or warrants (other than the Warrants) entitling them for a period expiring not more than forty-five (45) days after such record date to subscribe for or purchase LP Units (or securities convertible into LP Units) at a price (or having a conversion price or exchange price) less than 95% of the Current Market Price on such record date, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of LP Units outstanding on such record date plus the number arrived at by dividing the aggregate price of the total number of additional LP Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price, and of which the denominator shall be total number of LP Units outstanding on such record date plus the total number of additional LP Units offered for subscription or purchase (or into which the convertible securities so offered are convertible or exchangeable); any LP Units owned by or held for the account of the Partnership or any subsidiary (as defined in the Business Corporations Act (Alberta), of the Partnership shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that any rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon the number and aggregate price of LP Units (or securities convertible into LP Units) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)	If and whenever at any time after the date hereof and prior to the Expiry Time, the Partnership shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding LP Units of:
(i)	units of any class other than LP Units, whether of the Partnership or any other entity (other than units distributed as Distributions Paid in the Ordinary Course);

(ii)	rights, options or warrants to subscribe for or purchase LP Units (or other securities convertible into LP Units) (excluding (A) those referred to in subsection (b), and (B) those described in subsection (b) but exercisable for a period not more than forty-five (45) days after such record date exercisable at a price per unit (or having a conversion or exchange price per unit) not less than 95% of the Current Market Price);

(iii)	evidence of its indebtedness; or

(iv)	assets (excluding Distributions Paid in the Ordinary Course);
then, and in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of LP Units outstanding on such record date multiplied by the Current Market Price on such record date, less the aggregate fair market value (as determined by the directors of the General Partner, acting reasonably, which determination shall be conclusive) of such units, rights, options, warrants, evidence of indebtedness or assets so distributed, and of which the denominator shall be the total number of LP Units outstanding on such record date multiplied by such Current Market Price; any LP Units owned by or held for the account of the Partnership or any subsidiary (as defined in the Business Corporations Act (Alberta)) of the Partnership shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or to the Exercise Price which would then be in effect based upon such units, rights, options, warrants, evidences of indebtedness or assets actually distributed, as the case may be.

(d)	If and whenever at any time after the date hereof and prior to the Expiry Time, there is a reclassification of the LP Units or a capital reorganization of the Partnership other than as described in paragraph (a) or a consolidation, amalgamation or merger of the Partnership (including, without limitation, by way of plan of arrangement) with or into any other body corporate, trust, partnership, limited partnership or other entity, or a sale or conveyance of the property and assets of the Partnership as an entirety or substantially as an entirety to any other body corporate, trust, partnership, limited partnership or other entity, any Warrantholder who has not exercised his right of acquisition prior to the effective date of such reclassification, reorganization, consolidation, amalgamation, merger, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of LP Units then sought to be acquired by it, the kind and number of units or other securities or property of the Partnership or of the body corporate, trust, partnership, limited partnership or other entity resulting from such merger, reclassification, reorganization, amalgamation or consolidation, or to which such sale or conveyance may be made, as the case may be, that such holder would have been entitled to receive as a result of such reorganization, consolidation, amalgamation, merger, sale or conveyance, if, on the record date or the effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of LP Units to which the holder was theretofore entitled upon exercise. If determined appropriate by the board of directors of the General Partner to give effect to or to evidence the provisions of this subsection (d), the Partnership, its successor, or such purchasing body corporate, trust, partnership, limited partnership or other entity, as the case may be, shall prior to or contemporaneously with any such reclassification, reorganization, consolidation, amalgamation, merger, sale or conveyance, enter into an agreement or new Warrant Certificate which shall provide, to the extent possible, for the application of the provisions set forth in this Warrant with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Warrant shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any units, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter and upon entering into such new Warrant Certificate or agreement, the Partnership shall cease to have any obligations (including the obligation to issue any LP Units) hereunder and the holder shall cease to have any rights hereunder. Any Warrant Certificate or agreement entered into pursuant to the provisions of this subsection (d) shall be an agreement entered into pursuant to the provisions of Article 6. Any Warrant Certificate or agreement entered into between the Partnership, any successor to the Partnership or such purchasing body corporate, trust, partnership, limited partnership or other entity shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, reorganizations, amalgamations, consolidations, mergers, sales or conveyances.

(e)	If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Section 4.1 with respect to the rights and interest thereafter of the holders of Warrants to the end that the provisions set forth in this Article 4 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any units or other securities or property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in an amendment to this Warrant Certificate hereto approved by the directors of the General Partner and shall for all purposes conclusively be deemed to be an appropriate adjustment. The subdivision or consolidation of the LP Units at any time outstanding into a greater or lesser number of LP Units shall be deemed not to be a reclassification of the capital of the Partnership for the purposes of this subsection.

(f)	If any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Partnership may defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such event the additional LP Units issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Partnership shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional LP Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional LP Units declared in favour of holders of record of LP Units on and after the relevant date of exercise or such later date as such holder would, but for the provisions of this subsection (f), have become the holder of record of such additional LP Units pursuant to subsection (b).

(g)	If the purchase price provided for in any right, warrant or option issued as described in subsection (b) or (c) is decreased, or the price at which LP Units are issued as described in subsection (a) is decreased or the rate of conversion at which any convertible securities which are issued as described in subsection (a) is increased, the Exercise Price shall, subject to subsection (f), forthwith be changed so as to decrease the Exercise Price to such Exercise Price as would have been obtained had the adjustment made in connection with the issuance of all such rights, options or securities been made upon the basis of such purchase price as so decreased or such rate as so increased.

(h)	No adjustment in the Exercise Price or in the number of LP Units to be issued pursuant to the exercise of the Warrants shall be required unless such adjustment would result in a change of at least 1% in the Exercise Price then in effect or unless the number of LP Units to be issued would change by at least 1/100th of a unit, provided, however, that any adjustments which, except for the provisions of this subsection 4.1(h) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(i)	No adjustment in the Exercise Price shall be made in respect of any event described in subsections 4.1(a)(iii), 4.1(b) or 4.1(c):
(i)	if the Warrantholder is entitled to participate in such event on the same terms mutatis mutandis as if it had exercised its purchase rights prior to the effective date or record date of such event;

(ii)	in respect to the issuance of LP Units on exercise of the Warrants; or

(iii)	in respect of the issuance of LP Units pursuant to any incentive stock option or purchase plan for directors, officers, employees and\or consultants of the General Partner or the Partnership or any of their subsidiaries.
(j)	Upon the expiry of the period for conversion of convertible securities and the exercise period for rights, options or warrants (other than rights, options or warrants in respect of which the Warrantholders are entitled to participate, as contemplated in subsection 4.1(i)) to purchase LP Units or convertible securities, the Exercise Price shall be adjusted to what it would have been if such unconverted convertible securities and unexercised rights, options or warrants had not been issued.

(k)	The adjustments provided for in this Section in the Exercise Price and in the number and classes of units which are to be received on the exercise of Warrants are cumulative. After any adjustment pursuant to this Section, the term “LP Units” where used in this Warrant shall be interpreted to mean the units or other securities or property of the Partnership which, as a result of all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of LP Units indicated in any subscription made pursuant to a Warrant shall be interpreted to mean the number and kind of securities or property which, as a result of all prior adjustments pursuant to this Section, a Warrantholder is entitled to receive upon the full exercise of a Warrant entitling the holder thereof to purchase the number of LP Units so indicated.

(l)	All securities and property which a Warrantholder is at the time in question entitled to receive on the full exercise of his Warrant, whether or not as a result of adjustments made pursuant to this Section, shall, for the purposes of the interpretation of this Warrant be deemed to be securities and property which such Warrantholder is entitled to purchase pursuant to such Warrant.

4.2 Voluntary Adjustment by the Partnership
          Subject to requisite Exchange approval, the Partnership may, at its option, at any time prior to the Expiry Time, reduce the then current Exercise Price to any amount deemed appropriate by the board of directors of the General Partner.
4.3 Notice of Adjustment
          Whenever the number of LP Units purchasable upon the exercise of each Warrant or the Exercise Price of such LP Units is adjusted, as herein provided, the Partnership shall promptly send to the Warrantholder by first class mail, postage prepaid, notice of such adjustment or adjustments.
4.4 No Adjustment for Distributions
          Except as provided in section 4.1 of this Article 4, no adjustment in respect of any distributions shall be made during the term of a Warrant or upon the exercise of a Warrant.
4.5 Determination of Adjustments
          If any questions shall at any time arise with respect to the Exercise Price, such questions shall be conclusively determined by the Partnership’s Auditors, or, if they decline to so act, any other firm of chartered accountants that the Partnership may designate and the Warrantholder, acting reasonably, may approve, and who shall have access to all appropriate records and such determination shall be binding upon the Partnership and the holder.
4.6 Notice of Special Matters
          The Partnership covenants that, so long as any Warrants remain outstanding it will give notice to the Warrantholders of (i) its intention to fix a record date that is prior to the Expiry Date for any event referred to in subsections (a), (b) or (c) of Section 4.1 (other than subdivision, consolidated or reclassification of its LP Units) which may give rise to an adjustment in the number of LP Units to be received on exercise or the Exercise Price and (ii) its intention to complete a Liquidity Transaction and the actual completion thereof. Such notice shall specify the particulars of such event and the record date, if applicable, for such event, provided that the Partnership shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 10 days prior to such applicable record date or closing date of the Liquidity Transaction, as applicable.
4.7 No Action after Notice
          The Partnership covenants that it will not close its transfer books or take any other partnership action which might deprive the holder of the opportunity to exercise its right of acquisition pursuant thereto during the period of 10 days after the giving of the certificate or notices set forth in section 4.6.
ARTICLE 5
COVENANTS BY THE PARTNERSHIP
5.1 Covenants by the Partnership
          The Partnership hereby covenants and agrees as follows:
(a)	it will reserve and there will remain unissued out of its authorized capital a sufficient number of LP Units to satisfy the rights of acquisition provided for in the Warrant Certificate; and

(b)	all LP Units issued upon exercise of the right to purchase provided for herein shall, upon payment of the Exercise Price therefor, be issued as fully paid and non-assessable units.

ARTICLE 6
MERGER AND SUCCESSORS
6.1 Partnership May Consolidate, etc. on Certain Terms
          Nothing herein contained shall prevent any amalgamation or merger of the Partnership with or into any other body corporate, trust, partnership, limited partnership or other entity or entities, or a conveyance or transfer of all or substantially all the properties and estates of the Partnership as an entirety to any body corporate, trust, partnership, limited partnership or other entity lawfully entitled to acquire and operate same, provided, however, that the body corporate, trust, partnership, limited partnership or other entity formed by such amalgamation or merger or which acquires by conveyance or transfer all or substantially all the properties and estates of the Partnership shall, simultaneously with such amalgamation, merger, conveyance or transfer, assume the due and punctual performance and observance of all the covenants and conditions hereof to be performed or observed by the Partnership.
6.2 Successor Partnership Substituted
          In case the Partnership, pursuant to Section 6.1 shall be consolidated, amalgamated or merged with or into any other body corporate, trust, partnership, limited partnership or other entity or entities, or shall convey or transfer all or substantially all of its properties and estates as an entirety to any other body corporate, trust, partnership, limited partnership or other entity, the successor entity formed by such consolidation or amalgamation, or into which the Partnership shall have been consolidated, amalgamated or merged or which shall have received a conveyance or transfer as aforesaid, shall succeed to and be substituted for the Partnership hereunder and such changes in phraseology and form (but not in substance) may be made in the Warrant Certificate and herein as may be appropriate in view of such consolidation, amalgamation, merger or transfer.
ARTICLE 7
AMENDMENTS
7.1 Amendment, etc.
          This Warrant Certificate may only be amended by a written instrument signed by the Partnership and the Warrantolder.

SCHEDULE “G”
Form of Four Star Security Purchase Agreement
PARTNERSHIP INTEREST PURCHASE AGREEMENT
     This Partnership Interest Purchase Agreement made as of                     , 2008.
BETWEEN:
THE WESTAIM CORPORATION, a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta) (“Westaim”)
-and-
EACH OF THE PERSONS SET FORTH IN SCHEDULE “A” HERETO (the “Four Star Securityholders”)
     WHEREAS Westaim is party to a Reorganization Agreement with Arcticor Structures Limited Partnership, Plumb-Line Income Trust and Plumb-Line Masonry Group Inc. dated October 3, 2008 (the “Reorganization Agreement”);
     AND WHEREAS the Four Star Securityholders are the owners of all of the issued and outstanding Plumb-Line Holdings LP Securities, other than such securities as are held by Plumb-Line Holdings Inc. and Plumb-Line Commercial Trust, and the Four Star Securityholders wish to sell, assign and transfer and Westaim wishes to purchase such Plumb-Line Holdings LP Securities on and subject to the terms and conditions of this Agreement;
     NOW THEREFORE in consideration of the respective covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is mutually acknowledged), the parties covenant and agree as follows:
1. Definitions
     Capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Reorganization Agreement. As used in this Agreement, unless the subject-matter or context is inconsistent, the following terms shall have the following meanings:
(a)	“Agreement” means this Partnership Interest Purchase Agreement and all instruments supplemental to it or in amendment or confirmation of it;

(b)	“parties” means Westaim and the Four Star Securityholders, collectively, and “party” means any one of them; and

(c)	“Purchase Price” means the amount as set out in paragraph 2(b) in this Agreement.
2. Purchase and Sale
(a)	Purchase and sale. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and conditions set forth in this Agreement and, in the case of Westaim, the Reorganization Agreement, in consideration for the Purchase Price, each Four Star Securityholder hereby sells, assigns and transfers and agrees to deliver to

Westaim security certificates evidencing, and Westaim hereby purchases from each Four Star Securityholder, all of the Plumb-Line Holdings LP Securities held by such Four Star Securityholder with, for greater certainty, such number of Plumb-Line Holdings LP Securities being set forth opposite such Four Star Securityholder’s name in Schedule “A” hereto.

(b)	Purchase Price. The Purchase Price payable by Westaim to the Four Star Securityholders concurrent with the execution of this Agreement for the Plumb-Line Holdings LP Securities held by the Four Star Securityholders is • New Westaim Shares, in aggregate, with such New Westaim Shares to be allocated to the Four Star Securityholders on the basis set forth in Schedule “A” hereto.
3. Representations and Warranties
Each Four Star Securityholder represents and warrants to Westaim as follows:
(a)	he is now rightfully and absolutely possessed of and entitled to the Plumb-Line Holdings LP Securities set forth opposite his respective name in Schedule “A” hereto; and

(b)	he has the right to sell the Plumb-Line Holdings LP Securities set forth opposite his respective name in Schedule “A” hereto to Westaim in accordance with the terms of this Agreement.
     Westaim represents and warrants to the Four Star Securityholders that the Westaim Board has reserved and allotted to the Four Star Securityholders that number of New Westaim Shares as are issuable upon the completion of the Four Star Security Purchase (and as set forth in Section 2(b) hereof) and, when issued in accordance with the terms of this Agreement and the Reorganization Agreement, such New Westaim Shares will be duly and validly issued as fully paid and non-assessable shares.
4. Covenants
     The Four Star Securityholders and Westaim agree to execute and deliver all such documents as may be necessary to transfer and convey the Plumb-Line Holdings LP Securities held by the Four Star Securityholders to Westaim together with certificates, duly endorsed, representing such Plumb-Line Holdings LP Securities.
5. General
(a)	Time. Time shall be of the essence of this Agreement.

(b)	Further assurances. Each party undertakes to do all things and provide all reasonable assurances as may be requested by the other party to consummate the transactions contemplated by this Agreement, and each party shall provide further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions, whether before or after the date hereof.

(c)	Applicable law. This Agreement shall be interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

THE WESTAIM CORPORATION

Per:

•

SCHEDULE “A”

	Number of Plumb-Line	Percentage
Four Star	Holdings LP Securities	Entitlement to	Number of New Westaim
Securityholder	Beneficially Owned	Purchase Price	Shares

SCHEDULE “H”
Form of PLMG Share Purchase Agreement
SHARE PURCHASE AGREEMENT
     This Share Purchase Agreement made as of                     , 2008.
BETWEEN:
THE WESTAIM CORPORATION, a corporation existing pursuant to the provisions of the Business Corporations Act (Alberta) (“Westaim”)
-and-
EACH OF THE PERSONS SET FORTH IN SCHEDULE “A” HERETO (the “PLMG Shareholders”)
     WHEREAS Westaim is party to a Reorganization Agreement with Arcticor Structures Limited Partnership, Plumb-Line Income Trust and Plumb-Line Masonry Group Inc. dated October 3, 2008 (the “Reorganization Agreement”);
     AND WHEREAS the PLMG Shareholders are the owners of all of the issued and outstanding PLMG Securities and the PLMG Shareholders wish to sell, assign and transfer and Westaim wishes to purchase such PLMG Securities on and subject to the terms and conditions of this Agreement;
     NOW THEREFORE in consideration of the respective covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is mutually acknowledged), the parties covenant and agree as follows:
1. Definitions
     Capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed thereto in the Reorganization Agreement. As used in this Agreement, unless the subject-matter or context is inconsistent, the following terms shall have the following meanings:
(a)	“Agreement” means this Share Purchase Agreement and all instruments supplemental to it or in amendment or confirmation of it;

(b)	“parties” means Westaim and the PLMG Shareholders, collectively, and “party” means any one of them; and

(c)	“Purchase Price” means the amount as set out in paragraph 2(b) in this Agreement.
2. Purchase and Sale
(a)	Purchase and sale. Subject to the terms and conditions of this Agreement, and in reliance on the representations, warranties and conditions set forth in this Agreement and, in the case of Westaim, the Reorganization Agreement, in consideration for the Purchase Price, each PLMG Shareholder hereby sells, assigns and transfers and agrees to deliver to Westaim security certificates evidencing, and Westaim hereby purchases from each PLMG Shareholder, all of the PLMG Securities held by such PLMG Shareholder with, for greater certainty, such number of PLMG Securities being set forth opposite such PLMG Shareholder’s name in Schedule “A” hereto.

(b)	Purchase Price. The Purchase Price payable by Westaim to the PLMG Shareholders concurrent with the execution of this Agreement for the PLMG Securities held by the PLMG Shareholders is •New Westaim Shares, in aggregate, with such New Westaim Shares to be allocated to the PLMG Shareholders on the basis set forth in Schedule “A” hereto.
3. Representations and Warranties
Each PLMG Shareholder represents and warrants to Westaim as follows:
(a)	it is now rightfully and absolutely possessed of and entitled to the PLMG Securities set forth opposite its respective name in Schedule “A” hereto; and

(b)	it has the right to sell the PLMG Securities set forth opposite its respective name in Schedule “A” hereto to Westaim in accordance with the terms of this Agreement.
     Westaim represents and warrants to the PLMG Shareholders that the Westaim Board has reserved and allotted to the PLMG Shareholders that number of New Westaim Shares as are issuable upon the completion of the PLMG Share Purchase (and as set forth in Section 2(b) hereof) and, when issued in accordance with the terms of this Agreement and the Reorganization Agreement, such New Westaim Shares will be duly and validly issued as fully paid and non-assessable shares.
4. Covenants
     The PLMG Shareholders and Westaim agree to execute and deliver all such documents as may be necessary to transfer and convey the PLMG Securities held by the PLMG Shareholders to Westaim together with certificates, duly endorsed, representing such PLMG Securities.
5. General
(a)	Time. Time shall be of the essence of this Agreement.

(b)	Further assurances. Each party undertakes to do all things and provide all reasonable assurances as may be requested by the other party to consummate the transactions contemplated by this Agreement, and each party shall provide further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and to carry out its provisions, whether before or after the date hereof.

(c)	Applicable law. This Agreement shall be interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as an Alberta contract.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

THE WESTAIM CORPORATION

Per:

•

SCHEDULE “A”

	Number of PLMG	Percentage
PLMG	Securities Beneficially	Entitlement to	Number of New Westaim
Shareholder	Owned	Purchase Price	Shares